Technical Report for the
San Martín Silver Mine,
State of Jalisco, México

Prepared for
First Majestic Silver Corp.

January 15, 2009

90535

AMENDED AND RESTATED

February 26, 2009

Technical Report for the
San Martín Silver Mine,
State of Jalisco, México

Prepared for

First Majestic Silver Corp.

January 15, 2009

90535

AMENDED AND RESTATED

February 26, 2009

Prepared by

Pincock, Allen & Holt

Richard Addison, P.E.
Leonel López, C.P.G.

1.0	TITLE PAGE

This technical report has been prepared in accordance with the National Instrument 43-101 standards of disclosure for mineral projects (“NI 43-101”) and the contents herein are organized and in compliance with form 43-101F1 contents of the technical report (“43-101F1”). This technical report is an update of Technical Report Amended for the San Martín Silver Mine, State of Jalisco, México; which was prepared for First Majestic Silver Corp. dated July 24, 2007 and published in SEDAR in July 25, 2007. The first two items are the title page and table of contents that are presented previously in this report and are simply mentioned herein to maintain the specific report outline numbering contained in form 43-101F1 contents of the technical report.

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2.0	TABLE OF CONTENTS

See discussion in Section 1.

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CONTENTS				Page

1.0	TITLE PAGE			1.1

2.0	TABLE OF CONTENTS			2.1

3.0	EXECUTIVE SUMMARY			3.1

	3.1	Location		3.1
	3.2	Ownership		3.2
	3.3	Geology and Mineralization		3.2
	3.4	Exploration and Project Data		3.3
	3.5	Mining Methods		3.4
	3.6	Processing Facilities		3.5
	3.7	Mineral Reserves / Resources		3.5
		3.7.1	Reserve Estimates	3.5
		3.7.2	Resource Estimates	3.8
	3.8	Environmental		3.9
	3.9	Conclusions		3.9

4.0	INTRODUCTION			4.1

	4.1	Term and Definitions		4.1
	4.2	Purpose of the Technical Report		4.1
		4.2.1	Sources of Information	4.2
	4.3	Site Visit		4.2
	4.4	Terms and Definitions		4.2
	4.5	Units		4.4

5.0	RELIANCE ON OTHER EXPERTS			5.1

6.0	PROPERTY DESCRIPTION AND LOCATION			6.1

	6.1	Property Description		6.1
	6.2	Location		6.1
	6.3	Property Ownership		6.2
	6.4	Mineral Tenure		6.5
	6.5	Surface Land Ownership		6.5
	6.6	Environmental and Permitting		6.6

7.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY			7.1

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CONTENTS (Continued)			Page

	7.1	Topography and Accessibility	7.1
	7.2	Climate and Physiography	7.1
	7.3	Local Resources and Infrastructure	7.3
8.0	HISTORY		8.1
	8.1	Property History	8.1
	8.2	El Pilon Exploration Programs	8.1
	8.3	San Martin Silver Production	8.2
9.0	GEOLOGICAL SETTING		9.1
	9.1	Bolaños Mining District Regional Geology	9.1
	9.2	Bolaños Regional Stratigraphy	9.1
	9.3	Bolaños Regional Structure	9.1
	9.4	San Martín Deposit Geology	9.1
10.0	DEPOSIT TYPES		10.1
11.0	MINERALIZATION		11.1
	11.1	Zuloaga System (EW)	11.1
	11.2	Rosario – Condesa System (NS)	11.1
	11.3	Plomosa System (NW)	11.2
12.0	EXPLORATION		12.1
13.0	DRILLING		13.1
14.0	SAMPLING METHOD AND APPROACH		14.1
15.0	SAN MARTIN SAMPLE PREPARATION, ANALYSIS AND SECURITY		15.1
	15.1	Sample Preparation	15.1
	15.2	Laboratory Facilities	15.1
	15.3	Check Assaying	15.2
	15.4	Conclusion	15.7

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CONTENTS (Continued)				Page

16.0	DATA VERIFICATION			16.1

17.0	ADJACENT PROPERTIES			17.1

18.0	MINERAL PROCESSING AND METALLURGICAL TESTING			18.1

19.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES			19.1

	19.1	Introduction		19.1
	19.2	Cutoff Grade Calculation		19.3
	19.3	Reserve Estimate		19.5
		19.3.1	Conclusion	19.11
	19.4	Resource Estimation		19.11
	19.5	Conclusion		19.13

20.0	OTHER RELEVANT DATA AND INFORMATION			20.1

21.0	INTERPRETATION AND CONCLUSIONS			21.1

22.0	RECOMMENDATIONS			22.1

23.0	REFERENCES			23.1

24.0	DATE AND SIGNATURE PAGE			24.1

25.0	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES			25.1

	25.1	Introduction		25.1
	25.2	Mining Review		25.1
		25.2.1	Mine Design and Production	25.1
		25.2.2	Mine Equipment	25.7
	25.3	Ore Processing		25.9
		25.3.1	Ore Receiving	25.9
		25.3.2	Crushing	25.12
		25.3.3	Grinding and Gravity Concentration	25.12
		25.3.4	Leaching	25.13
		25.3.5	Counter-Current-Decantation (CCD)	25.14

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CONTENTS (Continued)				Page

		25.3.6	Merrill-Crowe	25.14
		25.3.7	Refinery	25.14
		25.3.8	Reagent Preparation	25.15
		25.3.9	Tailings	25.15
	25.4	Infrastructure		25.15
	25.5	Personnel		25.16
	25.6	Environmental and Safety Review		25.16
	25.7	Economic Analysis		25.18
		25.7.1	Production	25.18
		25.7.2	Operating Costs	25.19
		25.7.3	Capital Costs	25.20
		25.7.4	Product Marketing	25.21
		25.7.5	Cash Flow Model	25.22

26.0	ILLUSTRATIONS			26.1

TABLES

3-1	Mineral Reserves			3.6
3-2	Summary of Economic Analysis			3.10

6-1	Mining Concessions			6.6

8-1	Historical Proven and Probable Reserves			8.2
8-2	Historical Silver Production			8.3

11-1	General Veins and Faults Systems			11.3

13-1	Drilling Program Completed in 2007			13.1
13-2	Density Determinations, 2008			13.1
13-3	List of Drill Holes Completed			13.3

15-1	Duplicate Samples, 2008			15.3
15-2	Duplicate Pulp Samples, 2008			15.6

16-1	Selected Smelter Payments Assay Comparison, 2007-2008			16.1

19-1	Density Determinations, 2008			19.2
19-2	Comparison of Metal Prices for 43-101			19.3
19-3	Mineable Reserve Cutoff Grade Parameters			19.3
19-4	Mineral Reserves			19.6

22-1	Recommended Program of Exploration for 2009			22.2

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CONTENTS (Continued)		Page

25-1	Summary of Mine Development	25.2
25-2	Summary of 2007 and 2008 Mine Exploration and Development	25.2
25-3	2008 Production by Area	25.7
25-4	Major Mine Equipment List 2008	25.8
25-5	Manpower Summary, September 30, 2008	25.16
25-6	Production and Costs, Past and Projected	25.19
25-7	2008 Direct Unit Mine Operating Costs	25.20
25-8	2008 and 2009 Unit Operating Costs	25.20
25-9	Capital Expenditures, Past and Projected	25.21
25-10	Cash Flow Model	25.23

FIGURES

6-1	General Location Map	6.3
6-2	General Site Layout	6.4
6-3	Mining Concessions Map	6.7

7-1	San Martin Silver Mine Operations	7.2

9-1	Geologic Map	9.2

10-1	Mineral Deposit Types	10.2

12-1	Drill Hole Location Map	12.3

15-1	Duplicate Samples Assays Comparison	15.4
15-2	Pulp Sample Duplicates Assays Comparison	15.5

19-1	Zuloaga Vein Reserve / Resource Blocks	19.7
19-2	Cymoid Zone Reserve / Resource Blocks	19.8
19-3	La Blanca Vein Reserve / Resource Blocks	19.9
19-4	Condesa Vein Reserve / Resource Blocks	19.10

25-1	Longitudinal Section Idealized Mechanized Cut and Fill Stope	25.3
25-2	Typical Shrinkage Stoping Layout	25.5
25-3	Longitudinal Section and Plan of Longhole Stoping Area	25.6
25-4	Plant Layout	25.10
25-5	Processing Plant Flowsheet	25.11

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3.0	SUMMARY

Pincock, Allen & Holt (PAH), a division of Runge, Inc. (Runge) was retained by First Majestic Silver Corp. (FMS), to conduct an independent reserve audit, project update, and prepare a Technical Report in accordance with Canadian National Instrument 43-101 for its San Martín Silver Mine (San Martín) operation, as represented and in operation by its wholly-owned Mexican subsidiary, Minera El Pilón, S.A. de C.V. (El Pilón).

Preparation of this Technical Report for FMS by PAH included a site visit (November 2-4, 2008) to review the San Martín mining operation current status, including underground mine, processing plant facilities and present environmental and infrastructure conditions. This Technical Report is also based on the previous “Technical Report for the San Martín Silver Mine, State of Jalisco, México” prepared for First Majestic Silver Corp., dated July 24, 2007 Amended and published in SEDAR on July 25, 2007. The PAH site visit also included a visit to El Pilón administrative and support office at Durango city, where Mr. Ramón Dávila, FMS Chief Operating Officer, provided all requested data on the Company’s financial statements.

The San Martín mine includes underground operations that have opened six main drifts with levels at an approximate 35-meter vertical separation. Each one of the drifts has been developed to a maximum extension of approximately 3,000 meters, with interconnecting ramps between levels, and all have surface access to the Cerro Colorado hillside. Since 1983, when El Pilón initiated operations in the area, to September 30, 2008, about 4.3 million tonnes of silver ore have been extracted and processed, to produce sales of approximately 33.6 million ounces of silver, including some gold and lead. Most of the San Martín ore production has been mined out from the Zuloaga vein, with minor production extracted from the La Blanca, Rosario and Cinco Señores veins.

3.1	Location

The San Martín mine is located near the town of San Martín de Bolaños on the Bolaños River valley, in the northern portion of the State of Jalisco, México. The San Martín operation is 150 kilometers by air or 250 kilometers by paved road north from Guadalajara. Driving time is four to five hours and flying time is about 45 minutes by commuter or charter plane. The town of San Martín de Bolaños has a population of about 3,000 and the mine is a major contributor to the economy of the town and area.

The plant is located southeast of the town at an elevation of 850 meters asl. The mine is 10 kilometers northwest of the town at elevations between 1,080 and 1,600 asl. The Distance from the mine to the plant is about 13 km.

UTM coordinates at the central part of the San Martín mine operation area are as follows:

North – 2,375,500;	East – 615,000

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3.2	Ownership

Minera El Pilón S.A. de C.V. (El Pilón) is a wholly owned subsidiary of First Majestic Silver Corp., which is based in Vancouver, British Columbia. El Pilón corporate offices are located in Durango city and operates the San Martín underground silver mine and ore processing facility near the town of San Martín de Bolaños in the State of Jalisco. Oxidized ore is being mined primarily from the Zuloaga vein and from the adjacent La Blanca, Rosario and Cinco Señores Veins. Exploration is on-going on these vein structures, on other sub-parallel, crossing veins and in a recently identified cymoid structure of the Zuloaga vein at the Ballenas level, in the blocks 5,400 and 5,550, as well as on the Rosario-Condesa vein system. Primary mineralization in sulfides with lead, zinc and copper occurs at the deepest levels, San Juan and San Carlos of the Zuloaga vein. FMS has withheld investigations and development of the sulfides mineralization due to currently low metal prices.

El Pilón holds 31 contiguous mining concessions in the San Martín de Bolaños mining district that cover mineral rights for 7,841 hectares.

3.3	Geology and Mineralization

The project area lies in the southern part of the Sierra Madre Occidental, an extensive volcanic terrain starting near the United States-Mexican border and trending southeast into the states of Zacatecas and Jalisco. The terrain is characterized by Tertiary age volcanic rocks that have been divided into a lower andesitic sequence of early Tertiary age (40 to 70 million years) and an upper rhyolitic sequence of middle Tertiary age (20 to 40 million years). Volcanism, structural development and mineralization in the San Martín area occurred during late Miocene, resulting in a complex geologic framework, (Starling, 2001). Two distinct features have been recognized by different authors, the pre and post mineralization rock formations, and the indicator Guásima Formation.

The mine has been developed on the Zuloaga vein, which has by far been the most extensively developed vein in the district, having accounted for about one-half of the silver production in the district. Production also occurs from the La Blanca vein, a vertical split off of the Zuloaga vein. The Zuloaga vein occurs along an east-west trending normal fault zone that dips an average 75 degrees to the north, with the hanging wall of the fault down-dropped 100 to 200 meters relative to the footwall. The vein has been identified over a strike length of 3 kilometers, with a developed vertical extent of about 350 meters. El Pilón is developing exploration and rehabilitation of workings along crosscutting veins to the Zuloaga structure, at the Rebaje 40 Oriente on the Cangrejos Level, and at the Rebaje 1100 on the Ballenas Level; in both cases NS veins intersecting the Zuloaga vein show high grade mineralization in widths of up to 10 meters to the hanging wall of previously mined narrow structures. Recent FMS exploration works have identified a Cymoidal structure of the Zuloaga vein at the mine levels 5,400 to 5,550 and it is preparing access and drilling to evaluate its potential.

La Blanca vein is a near-vertical split off of the Zuloaga vein that cuts upward through the Zuloaga hanging wall. La Blanca vein is typically irregular and narrow, but where mineralized, has higher silver and zinc grades.

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Two additional veins, the Condesa and Rosario, occur to the southwest and have northwest trends. Access to these veins is from the town of San Martín via an 11.4 kilometer gravel road. The Condesa structure strikes N 40° W and dips 81° SW. The Condesa workings show mineralization over 150 meters along strike, with mineralized zone ranging from 1.5 to 2.0 meters in width and occurring in a quartz-cemented andesitic breccia. The Rosario mine is located within the Santa Rosa arroyo at an elevation of 1,600 meters. The Rosario mine is 11.7 kilometers from the town of San Martín on the same gravel road leading to the Condesa mine. These vein trends intersect the Zuloaga vein in an area below mineralized surface outcrops of the vein and represent a potential exploration target.

3.4	Exploration and Project Data

Exploration potential for finding and developing new resources/reserves in the San Martín district appears to be promising. Ore bodies in the mine are typically indicated at depth beneath zones of alteration on the surface expression of the Zuloaga vein. The Zuloaga vein projections from developed mine levels towards its outcropping is under development, since it may hold a significant amount of oxides mineralization. Access to the zone is difficult due to topographic constrains; however, FMS is developing access from the La Escondida level, at the Pinolea level. The vein outcroppings show alteration zones that may be correlated to indicate ore concentrations in the upper portion of the Zuloaga vein.

Direct exploration development is integrated into the mine preparation programs, and for vein deposits this has proven to be the most effective method of exploration. For the year 2007, the El Pilón’s drilling program completed 3,900 meters from underground access, while for the year 2008, the program of exploration included drilling 15,719 meters from underground workings, in addition to about 3,770 meters of underground development in drifts and crosscuts for exploration and drill site access.

The 2009 drilling program designed for the San Martín mine includes 93 drill holes to explore the La Escondida level, Rosario, Condesa, Providencia, La Esperanza, Cymoid and other areas below the known ore shoots on the Zuloaga vein. These 93 drill holes with a total of 13,400 meters are directed to investigate areas of resources with the objective to increase reserves, and if it is successful, the program should result in additional resources for the mine. Due to current market conditions at the time of writing this report, FMS has delayed this program; however, the estimated investment of drilling from underground workings is US$1.80 million.

Exploration sampling for reserve delineation in the San Martín mine is conducted by drifting along the mineralized zone so that channel samples can be taken and diamond drilling can be conducted. Channel samples are the primary means of sampling in the mine and are taken perpendicular to the vein structure, across the back of the drift. Sampling crews take channel samples at irregular intervals, typically with one sample every 2 to 3.5 meters along new openings (drifts, crosscuts, ramps, stopes, etc.) and every day from stope development muck piles.

Core drilling is conducted locally to test the upward and downward projections of the structural zone at a distance from the drifts. Core samples are BQ size, 36 millimeters in diameter, and holes are reportedly

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90535 February 26, 2009

of generally good recovery (90 percent), with the remaining bad ground having modest recovery (50 to 60 percent).

Channel, exploration, mine development and production, and plant samples are sent to San Martin’s on site laboratory for chemical analysis of silver and gold. In more recent years additional analyses by atomic absorption for lead and zinc in geology samples have become routine. To evaluate sample quality control, San Martin performs multiple assays, up to three times on some samples, and periodic check analyses on samples. Since 2004, the San Martin mine has sent about 10 pulp samples each month to ALS Chemex Laboratories, amount of duplicate samples to SGS Labs in Guadalajara city, for duplicate analysis, obtaining good correlation in silver values and poor correlation in gold assays. The latter is probably a consequence of the very low gold content of the samples.

3.5	Mining Methods

Current mine production has been averaging about 775 tonnes per day (tpd) from stopes located on La Escondida, San José, Ballenas, Congrejos, San Pablo, San Juan, Santa Elena, and San Carlos levels. Underground drilling is performed using jackleg drills, and blasting is accomplished with ANFO explosives. Underground loading and haulage is performed with 2 cy, 3 cy and 5 cy LHD's (scooptrams) and 10 to 13 tonne-capacity trucks. Opening sizes are driven at 4.0 meters by 3.5 meters. Ramp inclinations are generally limited to about 12 percent. Typically, the total advance for drifting, ramping and raising is about 550 meters per month. The average productivity in headings is 0.7 meters per manshift, which is in the normal range for this type of development.

Mechanized, cut and fill stopes now account for 100 percent of the production, and these are developed either directly on the vein or by first driving a drift on the vein and then driving a parallel drift about 8 meters away, leaving a pillar between the drifts. Crosscuts are then driven about every 10 meters from the parallel drift through the pillar to the vein for ore extraction. Raises are driven as needed to provide access, services and ventilation.

Ore is trammed to surface with LHD’s or low-profile dump trucks and stockpiled at surface dump sites. On the surface, the ore is loaded from stockpiles into 22-tonne trucks for transport to the mill some 13 kilometers away over a gravel road. The ore haulage from the mine to the mill is performed by a contractor.

3.6	Processing Facilities

The San Martín processing plant has been in operation since 1983 at an increasing capacity that has reached 750 tonnes per day and is currently being expanded to 1000 tonnes per day. Silver ore is processed by conventional cyanidation, using agitation in tanks, counter-current decantation (CCD) thickening, and precipitation of the dissolved silver and gold by cementation with zinc dust in the Merrill-Crow process. The precipitate is then smelted to produce doré for shipment to commercial refineries. In addition to the cyanidation system, the plant also produces a gravity concentrate which is sold to a smelter; the gravity system recovers about 1 percent of the silver and 3 percent of the gold in the ore.

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Since 1983, the San Martin mine has produced more than 33.3 million ounces of silver together with small amounts of gold.

Plant statistics indicate that during the first three quarters of 2008 plant feed rock (a combination of mine ore and fines screened from waste dumps) averaged 131 g/t silver and about 0.23 g/t gold. Silver and gold recovery into Doré and gravity concentrates for the first three quarters of 2008 were 76.39 and 54.91 percent, respectively. FMS built a 500 tpd flotation circuit which was commissioned during the year and is not in operation due to the low lead and zinc prices and higher smelter costs.

3.7	Mineral Reserves/Resources

The San Martin mine uses conventional, manual methods, assisted by computer databases, to calculate the tonnage and average grades of the mineable reserves. Reserves are calculated annually, at the end of each calendar year. For this report, PAH has reviewed the reserve dated September 30, 2008 (referred to subsequently as the September 30, 2008 Reserve).

Table 3-1 shows a summary of Mineral Reserves and Resources for the San Martín Silver Mine to September 30, 2008.

3.7.1	Reserve Estimates

Reserve blocks have been defined at the various drift levels in the mine where sampling has found economically mineable mineralization within the Zuloaga, La Blanca and two NS newly-accessed veins. The reserve tonnage and grade are based largely on channel samples, locally with some influence from drill core samples. Reserve blocks range from 10 to 50 meters in length along the vein trend, with proven reserve blocks projected up to 25 meters from the drift in which the channel samples were taken, and probable blocks extending another 25 meters beyond the proven blocks.

For the present (September 30, 2008) mineable reserve, PAH’s economic breakeven cutoff grade calculation was based (Gag), solely on a projected $12.00 per ounce for silver, and the total 2008 operating cost and process recoveries as follows:

Gag= $43.09/( $12.00 x 0.775 X 0.99 ) = 4.68 oz/tonne or 146 g Ag/tonne

All 2007 and 2008 production has come from the mechanized cut and fill mining.

The gold contained in Doré and concentrates was 19,770 grams (635 ounces), which would indicate a recovered grade of about 0.14 g/t. For each ounce of silver paid there were 0.001 ounces of gold paid (635 ounces Au/724,239 ounces Ag). At a gold price of US$708/oz, this represents a contribution of US$0.62 per ounce of silver.

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TABLE 3-1
First Majestic Silver Corp.
Minera El Pilón, S.A. de C.V.
San Martín Silver Mine
Mineral Reserves Prepared by FMS, Reviewed by PAH as of September 30, 2008

CATEGORY	Mineralization	Metric	Width	Ag	Pb	Zn	METAL CONTAINED
Proven Reserves	Type	Tonnes	m	g/tonne	%	%	Silver (Only) oz.	Silver Eq oz.
SUBTOTAL - 1	Oxides	527,373	2.72	273			4,636,211	4,805,765
Probable Reserves
SUBTOTAL - 2	Oxides	243,091	2.56	276			2,154,571	2,232,727
Proven and Probable Reserves
TOTAL	Oxides	770,464	2.67	274			6,790,782	7,038,492
Mineral Resources
Measured Resources
SUBTOTAL - 3	Oxides	122,404	4.95	233			915,774	955,128
SUBTOTAL - 4	Sulfides	415,771	3.23	97	0.87	2.07	1,292,213	1,292,213
Indicated Resources
SUBTOTAL - 5	Oxides	294,361	4.49	288			2,729,201	2,823,840
SUBTOTAL - 6	Sulfides	670,684	4.95	116	0.94	1.64	2,498,639	2,498,639
Measured and Indicated Resources
TOTAL	Oxides plus Sulfides	1,503,220	4.38	154	0.91	1.80	7,435,827	7,569,820
Proven and Probable Reserves plus Measured and Indicated Resources.
TOTAL RESERVES AND RESOURCES	Oxides plus Sulfides	2,273,684	3.80	195	0.91	1.80	14,226,609	14,608,312

(1)	Estimated Reserves are exclusive of Resources.
(2)	Cut Off estimates as 146 g/tonne Ag for mined oxides, and 87 g/tonne Ag for dump recovered oxides; Ageq=Au/Pb credits = 10g/tonne Ag.
(3)	Metal prices at $708/oz-Au, $12.00/oz-Ag, $0.75/lb-Pb, $0.50/lb-Zn.
(4)	Mine dilution is included at a minimum mining width of 2.00m. Estimates do not include mining recovery.
(5)	Base metals, Lead and Zinc are not recovered due to low market prices.

Inferred Resources
Inferred Resources
TOTAL (6)	Oxides plus Sulfides	8,200,000	5.33	185	1.40	1.60	48,900,000	50,000,000

(1)	Estimated Reserves are exclusive of Resources.
(2)	Inferred Resources are especulative in nature and may not become Reserves.
(3)	Metal prices at $708/oz-Au, $12.00/oz-Ag, $0.75/lb-Pb, $0.50/lb-Zn.
(4)	Mine dilution is included at a minimum mining width of 2.00m. Estimates do not include mining recovery.
(5)	Base metals, Lead and Zinc are not recovered due to low market prices.
(6)	Rounded figures.

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In addition to the Doré sales, a gravity concentrate is produced. During 2008, 43.6 tonnes of concentrate were sold that contained 4,400 kilograms (9,698 lbs) of lead in the concentrates. For each ounce of silver sold, approximately 0.013 kilograms (0.03 lbs) of lead were sold. At US$0.75/lb of lead, this contributes another US$0.02 per ounce of silver.

This would indicate a total contribution of gold and lead of US$0.64 per ounce of silver.

The silver equivalent breakeven cutoff grade (Gag eq), considering the gold/lead contribution, converted to an equivalent silver grade, would be as follows. Since the metal quantities and values shown in the gold/lead contribution include process recoveries, they are not repeated in the cutoff estimation.

Gag eq = $43.09/(( $12.00 x0.775 X 0.99) + $0.64)) = 4.38 oz Ag eq./tonne, or about 136 grams Ag eq/tonne.

Most of the January through September 2008 production has been derived from the mechanized cut and fill mining of oxide ores, however, a small amount was obtained from the recovery of old dumps at the mine site. Possible resources of dump material remain, and PAH also calculated a cutoff grade for this material as follows:

CAg= $25.63/($12.00 X 0.775 X 0.99) = 2.78 oz Ag/tonne or 87 g Ag/tonne

Milled oxide ore production for the first 9 months of 2008 was 145,592 tonnes, at an average grade of 131 g Ag/t, and 0.25 g Au/t. Milling of oxide ore from the underground mine totaled 132,043 tonnes at an average grade of 133 g/t Ag, and that from the mine dump recovery totaled 13,549 tonnes at an average grade of 111 g/t Ag. Gold is present in payable quantities in many areas and lead in some. In the cutoff grade calculation the small gold and lead credits are already included as an operating cost deduction (see Table 25-6).

There was a significant tonnage of sulfide material (57,072 tonnes) extracted from the mine and transported to the mill patios during the first 9 months of 2008, however, only small amounts of this material were processed in the new flotation plant, as test material. The sulfide material remains stockpiled on the mill patios and will not be processed until market conditions improve for lead and zinc, nor will any additional sulfides be extracted from the mine. In view of the foregoing, PAH has not calculated a cutoff grade for San Martín sulfide material.

From the 145,592 tonnes of production, the silver sold in Doré and concentrates during the first 9 months of 2008 was 22.5 million grams (724,239 ozs.). The gold sold in Doré and concentrates during the 9-month period of 2008 was 19,770 grams (635 ounces). The estimated process recovery for gold was 55.4 percent. For each ounce of silver paid there were 0.001 ounces of gold paid (635 ounces Au/ 724,239 oz. Ag). At a gold price of US$708/oz, this represents a contribution of US$0.62 per ounce of silver.

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90535 February 26, 2009

In addition to the Doré sales, a gravity concentrate is produced. During 2008, 43.6 tonnes of gravity concentrates were sold that contained silver, gold and lead values, and the payable lead content was approximately 4,400 kilos of lead. For each ounce of silver sold, approximately 0.01 kilograms (0.02 lbs) of lead were sold. At a price of $0.75/lb of lead, this contributes another $0.02 per ounce of silver.

This would indicate a total contribution of gold and lead of $0.64 per ounce of silver, which have been included a by-product credit to operating costs (see Table 25-6).

This cutoff estimate was the basis that PAH used to calculate the September 2008 Reserves. PAH notes that that the reserve is in addition to the material considered as resources.

PAH believes that these reserve estimates have been reasonably prepared and conform to acceptable engineering standards for reporting of reserves. PAH believes that the classification of the reserves meets the standards of Canadian National Instrument NI 43-101 and the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM).

3.7.2	Resource Estimates

The resource calculations by FMS are based on projections of the mineralized zones of 50 meters beyond the areas of the reserves for the measured resources, and another 50 meters beyond the boundaries of the measured resources for the blocks of indicated resources. The grade for these blocks is determined from the grade estimated for the adjacent reserve blocks, and sampling in mine workings and drill holes located within the block area.

In addition to the reserves, FMS has estimated resources in blocks along the Zuloaga, La Blanca, Plomosa – Rosario, and Rosario – Condesa veins, and in two other NS newly accessed veins that cross the main mineralized structure. These blocks were estimated in the same manner as that described previously for the reserve blocks, with the additional calculation of lead and zinc assays where they are available. During the period of 2006, the San Martin generated production of lead and gold in gravity concentrates adding some contributions for these metals to the silver recovery and sales. The estimated contribution for these metals was approximately 8 percent for the year; therefore, it is reasonable to add that value to the estimated silver grade, but with no additional contribution of zinc.

FMS’s estimated resource blocks do not include the estimated reserve blocks since these have been projected at distances that are adjacent and beyond the reserve blocks boundaries.

Mineral resources do not include development details for underground mine accessibility and mine planning; therefore, in PAH’s opinion these resources are appropriately reported as resources, with estimated tonnage and grade calculated from available data on an “in-situ” basis.

Based on these assumptions, and in the mine’s silver COG, PAH reviewed FMS’s estimates, resulting in measured and indicated resources of silver equivalent, which includes credit for lead and gold at projected prices for the silver US$12/oz, for lead $0.75/lb and for zinc $0.50/lb, which equates to about

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10 grams of silver per tonne of ore. These estimates do not take in consideration mine dilution nor mine and metallurgical recoveries, or S&R charges. The resources are estimated as “In Situ” material as shown in Table 3-1. At the current rate of San Martín’s production, the resources may add about five more years of life to the mine, with additional potential of inferred resources.

The mineral resources estimated by FMS and reviewed by PAH are presented in Table 3-1. PAH notes that these resources are in addition to the previously reported reserve.

PAH believes that these resource estimates have been reasonably prepared and conform to acceptable engineering standards for reporting of resources. PAH believes that the classification of the resources meets the standards of Canadian National Instrument NI 43-101 and the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM).

The reserves and resources herein reported by FMS for the San Martín Silver Mine were reviewed by PAH and constitute part of the San Martin mining operation. There are no significant technical, legal, environmental, political or other kind of restrictions; therefore, in PAH’s opinion these reserves and resources may not be materially affected by issues that could prevent their extraction and processing.

3.8	Environmental

The San Martín mine has been operating since 1983 with the necessary land-use and water extraction permits in effect for the operation. El Pilón has purchase the land surface rights where the mine and plant installations are located to better manage the property. Through the years and changes in regulatory framework, El Pilón has been required to update the necessary operation permits.

PAH’s environmental and safety review consisted of discussions with site management and supervision Ing. Juan Francisco Díaz de León V., Mine Manager of Security and Environmental, and the site visit to observe the current site safety and environmental conditions and to identify any potential liabilities having significant economic impacts. Our assessment is not intended as an environmental and safety compliance audit, although prudent practices were considered in our review. In PAH’s opinion, the San Martin mine is in compliance with the required permits and authorizations.

Periodic regulatory inspections of the site by SEMARNAP and the Mines Department are being performed to observe compliance. PAH has reviewed permits and authorizations for the San Martín operation and believes it is in compliance with applicable regulations and obtains permits as required.

3.9	Conclusions

The San Martín Silver Mine is a modest-sized underground operation that has utilized used equipment, whenever possible, and expensed its replacement equipment to a large extent. However, according to a new FMS policy, new equipment has been purchased as part of the capital expenditure program. This program of equipment replacement by FMS has been in place for the last two years, including 7 scoop trams, 5 underground trucks and 1 jumbo.

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Capital forecast for San Martín during the last quarter of 2008 and 2009 is presented in Table 25-9 and totals $1.6 million and $2.1 million. An amount of $150,000 has been estimated for portal closures (ten at $10,000 each) and for tailings pond reclamation. Salvage of plant equipment is forecast to just equal dismantling.

A summary of production including oxides and sulfides is presented in Table 3-2. Production costs for the mine in January to September, 2008 are provided in Table 25-6, based on mine accounting records. A total of US$7.9 million was expended during the 9-months period to produce roughly 184,440 tonnes of ore, containing saleable silver amounting to 796,524 ounces. On a unit basis, cash production costs were $40.87/tonne of ore, and $10.40/oz of silver produced. Unit costs of $41.30/tonne of ore are projected for the rest of 2008 and subsequent years.

TABLE 3-2
First Majestic Silver Corp.
Cia. Minera El Pilón, S.A. de C.V.
San Martín Silver Mine
Summary of Economic Analysis - Sensitivity

Case	Discount	NPV, US$ M
Base	12%	15.00
Increase Silver price	10%	18.60
Decrease Silver price	10%	11.60
Increase Operating costs	10%	13.40
Decrease Operating costs	10%	16.80
Increase Capital costs	10%	14.80
Decrease Capital costs	10%	15.30

A simplified cash flow forecast has been prepared and is presented as Table 25-10. The economics covers the period through December 2011, at which time the known proven/probable reserves will be exhausted. In the interim, of course, it is expected that underground exploration will be advanced through both diamond drilling and drifting, and that reserves will continually be added over time from the strong resource base of the mine. FMS has allocated a high capital investment for San Martín to develop reserves and extend the mine life.

Basic premises for the cash flow involve silver prices, which are taken at $12/ounce for 2008, 2009 and 2010 and $13/ounce thereafter. Gold sales are presented at a percentage of silver revenues and are predicated on historical returns in the past. Operating costs and expenses are projected to be decreased by 24 percent annually. Reclamation expenditures are considered spent in the remaining months of 2008. It can be seen from the table that a net present value for the project at a 12-percent discount rate is approximately $15.00 million.

As expected, the operation exhibits the greatest sensitivity to metal prices, followed by operating costs, and finally by capital costs. Any variances in grade or metallurgical recovery will be equivalent to similar changes in metal prices, since all three factors impact the revenue stream equally. In all cases, however, the San Martín mine shows positive economics as measured by a cash flow exercise, and thus the postulated reserve position is accepted.

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4.0	INTRODUCTION

4.1	Terms of Reference

Pincock, Allen & Holt (PAH), a division of Runge, Inc. (Runge) was retained by First Majestic Silver Corp. (FMS), to conduct an independent reserve audit and project update, and prepare a Technical Report in accordance with Canadian National Instrument 43-101 for its San Martín Silver Mine operation, as represented by its wholly-owned Mexican subsidiary, Minera El Pilón, S.A. de C.V., (El Pilón).

FMS of Vancouver, British Columbia (traded as FR on the Toronto Stock Exchange and as FMV on the Frankfurt Stock Exchange) has been operating the San Martín mine since its acquisition in June 2006, while the mine has been in continuous production since 1983. Total recorded production from the San Martín mine to September 2008, is 33.6 million troy ounces of silver including some gold and lead from 4.3 million tonnes of ore. The operation consists of an underground silver mine and an 800-metric-tonne-per-day (tpd) capacity processing plant that produces Doré and gravity concentrates for shipment to Met-Mex Peñoles (Met-Mex) smelter in Torreón, Coahuila, México. During the first 9 months of 2008, San Martin processed 184,440 tonnes of ore and shipped Doré product that contained 724,240 troy ounces of silver and 691 troy ounces of gold. El Pilón also shipped 43.6 tonnes of gravimetric concentrates to Met-Mex smelter that contained 4,400 kilograms of lead, for a total production of 796,524 ounces of silver equivalent.

4.2	Purpose of the Technical Report

Preparation of this Technical Report for FMS by PAH included a site visit to review the San Martín mining operation current status, including underground mine, processing plant facilities and present environmental and infrastructure conditions. PAH site visit also included a visit to San Martín administrative and support office at Durango city, where Mr. Ramón Dávila, FMS Chief Operating Officer provided all requested data on the Company’s financial statements.

During the site visit to San Martín, PAH’s personal had the opportunity to interview technical and operative personal for the mine, plant, laboratory, administration, and from other areas of responsibility within the operation. PAH greatly appreciates the support and cooperation provided by FMS Ing. Florentino Muñoz and Ing. Ricardo Flores during the trip and other employees and administrators, including Ing. J. Miguel Ríos G., Mine Manager of Operations, Ing. Rafael Romo Gaucin, Mine Chief Geologist, and Ing. Sergio Oliva, Plant Superintendent, Ing. Cristóbal Jiménez, Geologist, and many others.

The San Martín mining operation is protected by the mineral rights of 31 valid concessions that cover 7,841 hectares (19,375 acres). PAH has not reviewed the legal status of the mineral concessions; however, in title opinion provided to FMS by the legal firm of Carlos Galván Pastoriza from Durango City, dated September 30, 2008, is stated that “all mining rights described in Table 6-1 hereto have been validly issued and recorded properly in the Public Registry of Mining when required by law and are in full

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force and effect.” This Technical Report was completed to meet the requirements of Canada National Instrument 43-101.

4.2.1	Sources of Information

Technical data on the San Martín mining operation was provided by FMS and or its subsidiary’s to PAH, including information, maps, and reports generated by its own personnel, as well as reports prepared on behalf of FMS. A list of reports and files is presented in Section 21.0, References.

In addition to the above indicated sources of information, PAH’s own references included various Technical Reports (public information) on behalf of FMS, including Technical Report for the San Martín Silver Mine, State of Jalisco, México Amended prepared for First Majestic Silver Corp. dated July 24, 2007 and published at SEDAR on July 25, 2007.

Previous studies by PAH in the San Martín mining district included geologic and exploration investigations of the Bolaños mine, which is located at about 20 kilometers to the North, within the same San Martín mining district.

4.3	Site Visit

The San Martín mine was visited from November 2-4, 2008, by PAH team members Leonel López, Jack Haptonstall and Richard Addison, as PAH representatives, as Independent Engineers and Qualified Persons for the purpose of auditing the reserves, observing the operation of the mine and process facilities, inspecting the condition of support facilities and infrastructure, and observing the general site environmental conditions.

PAH previously visited the San Martín mine to perform independent reserve audits and project updates in late 2001, February 1999, in February 1998, in early 1997, and in 1996 to prepare a valuation of El Pilón’s operation prior to First Silver Reserve’s acquisition of the company in early 1997, and on behalf of FSR during the period of May 16–19, 2005 and January 23-26, 2007. Personnel assigned for this study includes the following:

  Richard Addison, Metallurgical Engineer
  Jack Haptonstall, Principal Mine Engineer
  Leonel López, C.P.G., Project Manager and Principal Geologist
  Other PAH personnel as required
4.4	Terms and Definitions
  FMS refers to First Majestic Silver Corp.
  FSR refers to First Silver Reserve Inc. A wholly owned subsidiary of FMS since September 2006.
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  INEGI refers to Instituto Nacional de Estadística, Geografía e Informática.

  Ing. refers to engineer, a University professional graduate.

  PAH refers to Pincock, Allen and Holt, Inc., a division of Runge, Inc.

  Peñoles or Met-Mex refers to Metalúrgica Mexicana Met-Mex Peñoles, S.A. de C.V.

  El Pilón refers to Minera El Pilón, S.A. de C.V., a Mexican corporation wholly-owned subsidiary of First Majestic Silver Corp.

  San Martín, San Martín mine or San Martín operation refers to the San Martín Silver Mine and mining operation sometimes referred to in other publications as the San Martín de Bolanos Silver Mine, which includes underground mine, processing plant and ancillary installations, and operated by Minera El Pilón, S.A. de C.V.

  Zuloaga mine also refers to San Martín mine, which is developed on the Zuloaga vein.

  TSX refers to Toronto Stock Exchange.

  RC refers to reverse circulation drilling.

  COG refers to Cutoff Grade.

  g/t Ag or g/tonne Ag refer to grams per metric tonne.

  g/t Au refers to grams per metric tonne.

  Pb (%) refers to the grade of lead in percent.

  Zn (%) refers to the grade of zinc in percent.

  tpd refers to metric tonnes per day.

  m refers to meter.

  km refers to kilometers, 1,000 meters.

  mm refers to millimeters.

  asl refers to elevations above sea level.

  SEMARNAP refers to Secretaría del Medio Ambiente, Recursos Naturales y Pesca.

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  CAN$ refers to Canadian currency.

  $ refers to US currency, and

  $ Pesos refers to Mexican currency.

4.5	Units

  Units in this report are metric unless otherwise noted.

  Tonnage figures are dry, metric tonnes, unless otherwise stated.

  Precious metal content is reported in grams per metric tonne (g/t) or grams (g), except where otherwise stated.

  Elevations reported as meters above mean sea level (asl).

  All coordinates used for location and elevations referenced on maps and text in this report are based on newly obtained Universal Transverse Mercator and have been referred to by project personnel as the Global UTM system, and they are based on the Map Datum NAD27-México.

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5.0	RELIANCE ON OTHER EXPERTS

This Technical Report was prepared for First Majestic Silver Corp. (FMS) by the independent consulting firm of Pincock, Allen & Holt (PAH), to report the results of a review performed on its San Martín Silver Mine operations. The mine is operated by FMS through its wholly-owned Mexican subsidiary, Minera El Pilón, S.A. de C.V.

The Technical Report is based on information available and provided to PAH at the time of the report, largely including data by FMS and its subsidiary’s and to a lesser extent including information by third parties and generated by PAH. PAH believes that the information contained herein will be reliable under the conditions and subject to the limitations set forth herein. For mineral rights legal title, as well as assessment works and permits required by Mexican Mining and Environmental Laws, PAH has only relied on previous public reports, Legal Opinions, verbal assessments and confirmations by FMS personnel and consultants who are experienced professionals.

According to the Durango-based Legal Firm of Carlos Galván Patoriza, “San Martín mining operations are currently and have always been conducted, in compliance with all applicable laws and regulations of the jurisdiction in which the property is located or in which San Martín mining operations are conducted”, dated September 30, 2008.

Some parts of this Technical Report have not been included to avoid duplication of information that has not been modified or changed from previous Technical Reports prepared by PAH for First Silver Reserves Inc. regarding the same mining operation of San Martín de Bolaños dated June 23, 2005 and published at SEDAR on July 5, 2005 and Technical Report for the San Martín de Bolaños Silver Mine, State of Jalisco, México Amended dated July 24, 2007 and published in SEDAR on July 25, 2007 prepared by PAH on behalf of FMS.

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6.0	PROPERTY DESCRIPTION AND LOCATION

6.1	Property Description

First Majestic Silver Corp. operates the San Martín Silver Mine that consists of a predominantly silver mine and processing plant through its wholly owned Mexican subsidiary Minera El Pilón, S.A. de C.V. (El Pilón), the project is located near the town of San Martín de Bolaños, in the State of Jalisco, México.

The San Martín mine includes underground operations that have opened six main drifts with levels at an approximate 35-meter vertical separation. Each one of the drifts has been developed to a maximum extension of approximately 3,000 meters, with interconnecting ramps between levels, and all have surface access to the Cerro Colorado hillside. Since 1983, when El Pilón initiated operations in the area, to September 2008, over 4.3 million tonnes of silver ore have been extracted and processed, for sales of approximately 33.6 million ounces of silver, including some gold and lead. Most of the San Martín ore production has been mined from the Zuloaga vein, with only minor production extracted from the La Blanca, Rosario, Cinco Señores and Condesa veins.

The San Martín ore is transported via a 13-kilometer dirt road from the mine installations to the processing plant from an elevation of 1,080-meter above-sea-level (asl), to about 850. The processing plant consists of crushing, grinding and conventional cyanidation by agitation in tanks. Silver and gold values in solution are then precipitated by the Merrill-Crow method, by adding zinc dust and smelting the resulting precipitates into Doré bars for shipment to a smelter. A gravity separation circuit, consisting of two Falcon concentrators and one vibrating Wilffley table has been added to the processing system to recuperate coarse grains of gold and silver and some sulfides that are not recovered in the cyanidation circuit.

Other installations include laboratory facilities, offices, dining room, and some housing for key employees.

In addition to the mineral rights covered by 31 mining concessions that include 7,841 hectares (19,375 acres), El Pilón has purchased the surface rights for 1,295.81 hectares (3,202 acres) of land that include the mine and mine installations, part of the access roads, and surrounding areas. Additionally, El Pilón has acquired the surface rights of 159.52 hectares (394 acres) of land where the plant installations and camp are located.

El Pilón’s corporate activities are maintained within FMS’s head Mexican offices located in the capital city of Durango, State of Durango, where purchasing, legal and accounting administrative functions provide support to each of FMS’s subsidiary’s and mining operations.

6.2	Location

The San Martín mine is located near the town of San Martín de Bolaños on the Bolaños River valley, in the northern portion of the State of Jalisco, México. The San Martín operation is 150 kilometers by air or

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250 kilometers by paved road north from Guadalajara city. Driving time is four to five hours and flying time is about 45 minutes by charter plane. The town of San Martín de Bolaños has a population of about 3,000 and the mine is a major contributor to the economy of the town and area.

The plant is located southeast of the town at an elevation of 850 meters asl. The mine is 10 kilometers northwest of the town at elevations between 1,080 and 1,190 asl. Figure 6-1 shows a general location map.

UTM coordinates at the central part of the San Martín mine area are as follows:

North	–	2,375,500
East	–	615,000

6.3	Property Ownership

Minera El Pilón was a wholly owned subsidiary of First Silver Reserve Inc. which was acquired in September 2006 by First Majestic Silver Corp. and subsequently delisted from the Toronto Stock Exchange. FMS is based in Vancouver, British Columbia. El Pilón’s corporate offices are located in Durango, México. El Pilón operates the San Martín silver mine, an underground silver mine and ore processing facility near San Martín de Bolaños. Ore is being mined primarily from the Zuloaga Vein. Exploration is on-going on the Zuloaga vein and in other sub-parallel and crossing veins that have been uncovered recently on the San Carlos level, as well as on the Rosario-Condesa vein system. Figure 6-2 depicts El Pilón’s San Martín general layout.

El Pilón holds 31 contiguous mining concessions in the San Martín mining district that cover mineral rights for 7,840.5692 hectares. These include 31 mining concessions with exploitation rights.

The process to acquire mineral rights from the Mining Department in México (Dirección General de Minas) is initiated by surveying the area of coverage. The applicant must present a location map of the area requested for mineral rights, which includes description of local prominent features and relative position with regards to other adjacent and nearby pre-existing claims. If the claimed area is free at the time of presenting the application, then a Mining Concession is granted for a 50-year term, which may be renewed for similar duration. The Dirección General de Minas issued new Regulations, by Presidential decree, regarding mining concessions in April 26, 2005, to be applied from January 1, 2006, whereby all the Exploration and Exploitation mining claims were transformed to a unique type of Mining Concession for a renewable duration of 50 years. Previous mining claims were automatically adjusted to a 50 year- term from the date of their registration in the Mining Public Registry. The El Pilón title records are maintained in Guadalajara, the state capital city of Jalisco, at the Mining Agency (Agencia de Minería), and at the Central Mining Registry in México City (Dirección General de Minas).

According to El Pilón’s concession title dates, mineral rights are due for the earliest titled concessions in the year 2035 (Ampl. Patricia), and most other claims have expiration dates to the years 2050s; these however, may be renewed for another 50 years. PAH reviewed the legal opinion on the current legal

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USA
MEXICO
MEXICO CITY
PACIFIC OCEAN
NAYARIT
Bolaños
Chimaltitan
San Martin SilverMine
San Martin De Bolaños
AGUSCALIENTES
ZACATECAS
Guadalajara
JALISCO
MICHOACAN
N
SCALE 0 25 50 100 Km

Project No. 90535

Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.

Project Name
San Martin Silver Mine
43-101 Technical Report

FIGURE 6-1
GENERAL LOCATION MAP

Date of Issue
Jan/2009

Drawing Name
Fig.6-1.dwg

2398000 N
PRESA DE JALES No. 2
PRESA DE JALES No. 1
PRESA
2397500 N
2397000 N
LEYENDA
623500 E
624000 E
624500 E
CAMINOS
LINEAS DE CONDUCION
ALMACENAMIENTO

Project No. 90535

Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.

Project Name
San Martin Silver Mine
43-101 Technical Report

FIGURE 6-2
GENERAL SITE LAYOUT

Date of Issue: Jan/2009

Drawing Name: Fig.6-2.dwg

status of the properties, which was issued by the legal firm of Carlos Galván Pastoriza from Durango City, where the concessions legal status is confirmed as in good legal standing. Table 6-1 presents a list of El Pilón’s mining concessions. Figure 6-3 shows San Martín mining concessions map.

6.4	Mineral Tenure

According to El Pilón’s personal and Mr. Carlos Galván Pastoriza’s legal opinion, all mineral concessions are current in assessment work, property taxes and other obligations required by Mexican Mining and Environmental Laws and Regulations.

No royalties or any other encumbrances are due on El Pilón mining concessions.

El Pilón also reported that it owns two lots that cover 1,295.8163 hectares (3,202 acres) of surface land surrounding the mine, and owns another 159.520 hectares (394 acres) of surface land in five lots that include the plant site, camp and tailings areas.

All mining and environmental activities in México are regulated by the Dirección General de Minas and by the SEMARNAP from México City, under the corresponding Laws and Regulations. All minerals below-surface rights lie with the State; while surface rights are owned by “ejidos” (communities) or private individuals, allowing them the right of access and use of their land.

At the San Martín and nearby areas there are no “ejidos;” most land is privately owned.

Provisions are included in the Mexican Mining Law to permit expropriation of surface rights for development of projects that are of general economic interest, including mining operations.

6.5	Surface Land Ownership

The surface rights to the San Martín mine are mostly owned by El Pilón and only part of the access roads are in land of other private owners. El Pilón has negotiated surface rights agreements with some individual owners for parts of the road of access. An important consideration is the traditional use of land, which in fact, recognizes that mining is the preferred use of the land in and around old mining workings, as well as current conditions for the proper use of the land. In fact, the right of way provisions allow for free access to mining claims despite land ownership. Topographic conditions at the San Martín mine area do not allow for proper development of other economic activities for the use of the land.

According to FMS, there is a good working relationship with people of the town of San Martín de Bolaños, since many of the inhabitants are necessarily employed in the exploration or mining operations. No labor or access problems have been reported by FMS within the area.

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TABLE 6-1
First Majestic Silver Corp.
Minera El Pilón, S.A de C.V.
San Martín Silver Mine
Mining Concessions - September 30, 2008

No.	Concession Name	Title No.	Surface Ha.
1	La Zuloaga	178831	9.0000
2	La Mancha	172212	270.0000
3	Polo	178829	88.0000
4	San Judas	179604	140.0000
5	Santitos	179605	69.4479
6	Zuloaga Dos	185281	168.8724
7	Pinalillo Dos	185284	79.7712
8	Zuloaga Tres	185307	220.0000
9	Zuloaga Cuatro	188862	282.5180
10	Zuloaga Cinco	191989	245.0970
11	Zuloaga Seis	188867	425.2678
12	Zuloaga Siete	218104	2,102.2937
13	Pinalillo	181758	37.9645
14	La Esperanza	175485	12.5631
15	San Eduardo	206208	51.2962
16	Luis Tres	218872	1,091.9181
17	Ampl. Verónica	218866	148.6571
18	Ampl San Martín de Porres	221206	17.2641
19	Ampl A San Eduardo	186428	71.0181
20	San Martín de Porres	160810	91.4350
21	San Judas Tadeo	160811	94.8922
22	Ampl Patricia	187325	150.0000
23	Santa Elena	216187	322.7636
24	Luis Dos	220312	459.0367
25	Los Cinco Metros	185282	0.1479
26	El Pilón Fracc.I	124219	4.2244
27	El Pilón Fracc.II	220480	187.1202
28	La Condesa	221189	300.0000
29	La Providencia	221137	100.0000
30	Luis Uno	226108	300.0000
31	Luis Cuatro	226447	300.0000
	TOTAL AREA SAN MARTIN UNIT		7,840.5692

6.6	Environmental and Permitting

PAH is not aware of any environmental liabilities in the San Martín mining district; most of the area covered by El Pilón concessions is mining and prospective land for mineral exploration and mine development. Local topographic conditions are rough. The San Martin mine consists of underground workings, and relatively small waste dumps have been constructed near the mine portals. Mining operations throughout the District present only minor surface disturbances. Most of the mine operations are located within land holdings owned by El Pilón. The San Martín underground operation has been developed on the Zuloaga vein, which strike intersects the western slope of the Cerro Colorado hill,

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Cangrejos
San Jose
San Juan
San Pablo
Rosario
11,500 E
SCALE
0
500
1000
2000
METERS

Prepared by pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	Drawing Provided by/Prepared for **FIRST MAJESTIC SILVER Corp.** Project Name San Martin Silver Mine 43-101 Technical Report	FIGURE 6-3 MINING CONCESSIONS MAP	Date of Issue Jan/2009
Project No. 90535			Drawing Name Fig.6-3.dwg

extracting selected ores, and only relatively small waste dumps have been formed during the long history of production. Currently San Martin operates in part with Cut-and-Fill mining methods to avoid accumulation of large waste dumps on surface.

PAH’s environmental and safety review consisted of discussions with site management. Personnel interviewed include Ings. J. Miguel Ríos G., Mine Manager of Operations, and Ing. Rafael Romo Gaucin, Mine Chief Geologist and other plant personnel. PAH also observed the current site safety and environmental conditions to identify any potential liabilities that may have significant economic impacts. A brief review was made of file records provided us during the site visit. Other public references have reported full compliance by El Pilón in Mining and Environmental Regulations (Peter Megaw, May 2003). Our assessment is not intended as an environmental and safety compliance audit, although prudent practices were considered in our review. In PAH’s opinion, the San Martin mine is in compliance with the safety and environmental laws and regulations.

PAH has received a copy of document dated October 27, 2008 that presents a list of the permits and authorizations for the San Martín operation and believes that El Pilón is in compliance with applicable regulations and obtains permits as required. Environmental permits in the state of Jalisco are issued by the Subdelegación de Gestión para la Protección Ambiental y Recursos Naturales, Unidad de Gestión Ambiental located in Guadalajara City. This Institution has recently renewed, on November 6, 2006, the Licencia Ambiental Unica No. 14/LU-117/11/06 on behalf of Minera El Pilón, S.A. de C.V. for operating the San Martín mine. The Licencia Ambiental Unica is issued for the duration of the operation, and is subject to compliance with existing regulations and some other requirements. Periodic site inspections by regulators are being performed by Mexican Official Inspectors to observe site safety and environmental conditions.

Environmental studies developed and reported by El Pilón include the following:

  Study of land resistance, May, 2006.
  Study of risks, May, 2007.
  Program for prevention of accidents, May, 2007.
  Study of noises in working areas, July, 2007.
  Study of thermal conditions in working areas, July, 2007.
  Study of dust contaminations in working areas, July, 2007.
  Study of noises in working areas, December, 2007.
  Program of environmental audit in application since February, 2008.
  Sampling and analysis of mine and domestic waters, July 2008.
  Sampling and analysis for cyanide and arsenic in tailings, July, 2008.
Pincock, Allen & Holt	REVISED	6.8
90535 February 26, 2009

7.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

7.1	Topography and Accessibility

The San Martín Silver Mine is located on the eastern slopes of the Sierra Madre Occidental, alongside the Bolaños River valley, in the northern portion of the State of Jalisco. It is located within the jurisdiction of the municipality of San Martín de Bolaños. The village of San Martín de Bolaños is located by the Bolaños River, at an elevation of 820 meters asl, while the San Martín processing plant is at about 850 meters and the mine portals at 1,080 to 1,600 meters. The Bolaños River has established a 10 to 15 km broad valley that runs north-south and presents abrupt escarpments of volcanic rocks on both sides. Figure 6-2 shows a topographic map of the area.

Access to the San Martín mine area is from Guadalajara city by a 250-km paved road or by air in small aircraft to the San Martín de Bolaños airstrip located to the northwest of the village. Driving time from Guadalajara city to the mine is approximately four to five hours, and flying time is 45 minutes from the International Airport at Guadalajara city. Please refer to Figure 6-1 that shows a general location and access map of the area.

Access from the mine to the plant is by a 13.5 -km road, built and maintained by El Pilón, which includes a concrete pad at the part that crosses the village, and is constantly irrigated to avoid dust generation.

7.2	Climate and Physiography

The San Martín mine is located at the coordinates 21° 45’ North latitude, and 103° 45’ West longitude, by the Bolaños river valley. Climate in this area is, according to INEGI (Instituto Nacional de Geografía y Estadística de México) generally warm and semi-wet with rain in the summer season. It presents an average temperature of about 22°C, with the lowest monthly average (19.7°C) in February, and highest in May (30.5° C). Annual freezing temperatures in the region are recorded, mostly during the month of February, from 0 to 20 days, while hail occurs during the rainy season on less than five days per year. Yearly accumulated rainfall in San Martín de Bolaños is registered as 592.1 mm, most of which occurs during June through October. The highest rate of precipitation is recorded at 197.0 mm during the month of October.

The Bolaños River constitutes one of the most important water flows in the State; it forms the Bolaños Hydrological basin that covers approximately 5,100 sq. km. within three States, Aguascalientes, Jalisco, and Nayarit. The Bolaños River discharges its waters into the Santiago River to the south, which drains into the Pacific Ocean. Figure 7-1 shows the San Martin Silver Mine operations.

Climate and topographical conditions in the San Martín de Bolaños area may only support farming and cattle by the river valley; however, in the surrounding areas, only sparse to moderately dense desert vegetation of bushes and shrubs cover the hill slopes. Within the mine area, is a transition zone that

Pincock, Allen & Holt	REVISED	7.1
90535 February 26, 2009

SAN MARTIN MINE
El Pilon Processing Plant
SAN MARTIN DE BOLAÑOS
CAB. MUNICIPAL
PLAN DEL PLATANAR
LA IGUANA
MEXQUITE
LA GARITA
A GUADALAJARA
BARRIO LA ESPERANZA
JALES
PLANTA DE
EL PIRON
PISTA
MESA DE CARRILLO
PUNTO 474
SAN RAFAEL
LA HUIZACHOZA
LOS CIRUELOS
POTRERO DE DON DARIO
EL MANZANO
LAS PERITAS
LA HULERA
LAS PAREDES
EL LIMON
LAS CALABAZAS
LOS HUMEDES
CEMENTERIO
LOS COPALES
EL TAISTAN
SCALE
METERS
13000 N
2400000 N
12000 N
2399000 N
11000 N
2398000 N
10000 N
2397000 N
9000 N
2396000 N
8000 N
2395000 N
616000 E
617000 E
618000 E
619000 E
620000 E
621000 E
622000 E
623000 E
624000 E
ELEVACIONES

Project No. 90535

Drawing Provided by Minera El Pilon S.A. De C.V.

FIRST MAJESTIC SILVER Corp.

Project Name San Martin Silver Mine 43-101 Technical Report

FIGURE 7-1
SAN MARTIN SILVER MINE OPERATION

Date of Issue Jan/2009

Drawing Name Fig.7-1.dwg

changes from the desert grasses in the lower elevations to evergreens, pines and oaks and other types of trees at higher elevations.

7.3	Local Resources and Infrastructure

The town of San Martín de Bolaños constitutes the commercial center for the population living in the region around the San Martín de Bolaños mining district. San Martín de Bolaños offers retail, medical (including General and Seguro Social hospitals), educational (including Jr. and High School), and communications facilities; however, major facilities, including International Airport, are located in the cities of Guadalajara, Zacatecas and Aguascalientes.

The municipality of San Martín de Bolaños holds 5,400 inhabitants according to INEGI’s 2000 census data, in a range of 0-10 inhabitants per sq. km. The town includes approximately 3,000 people, with El Pilón probably being the largest employer. The town is connected to the national power grid (Comisión Federal de Electricidad - CFE), and it has standard telephone lines and satellite communications. Water for the town inhabitants’ consumption is pumped from wells.

Most of the people living in nearby villages or other small congregations within the area, and mostly along the Bolaños river valley, depend on small scale farming, raising livestock, and growing fruit.

The San Martín mine is also connected to the CFE power grid through a substation located at about 20 km to the north, at the Bolaños mine. Mine and plant are connected to the national power grid. Water source for the processing plant is the Bolaños River, a permanent flow. Mine and plant installations, including camp facilities, tailings storage and waste disposal areas required for the mining and milling operation of San Martín are located on land owned by El Pilón.

The infrastructure on site includes the support facilities for the operations, which are located near the plant and include the main administrative offices, warehouse, assay laboratory, tailings facilities, maintenance buildings, cafeteria and other employee housing. The Maintenance Department operates from the extensive shops and warehouses located at the plant site. Maintenance personnel are supplied for mine and plant requirements from this department. A large fleet of mobile equipment consisting of track type tractors (bulldozers), wheel loaders and road graders are available for feeding ore to the crushing circuit and site and road maintenance.

Power is supplied by the grid at 33 kva and 60 cycle. Two 1,000-volt transformers supply power to the plant. Diesel generators are located at the plant for emergency and stand-by power in case of power interruptions. Air compressors are located at the plant to supply low-pressure air to the leach tanks.

Pincock, Allen & Holt	REVISED	7.3
90535 February 26, 2009

8.0	HISTORY

8.1	Property History

The San Martín mining district is located in the southern portion of the Bolaños District, which consists of a geologic setting (graben) that includes, 20 km to the north of San Martín, the old Bolaños mine. Most of the historical mining production from the area was extracted since colonial times, from the Bolaños mine, which was developed by Kennecott, Cyprus and other operators, into a 1,500 tpd underground mining and processing operation in recent times (1980s). At the San Martín area, past mining developments included underground workings and partial discoveries of the Zuloaga, Blanca, Condesa, Cinco Señores, and Rosario veins, with some drifting at the Ballenas, Mancha, Plomosa, Melón and Hedionda among other smaller mine developments. Reportedly over 33.6 million ounces of silver have been extracted from about 4.3 million tonnes of silver ore of the Zuloaga and adjacent veins to September 30, 2008.

8.2	Exploration Programs

At San Martin, traditional exploration programs implemented have been based on direct development workings and complemented with limited drilling. This allows for mine preparation at the same time as the exploration advances along the mineralized structures. Topographic characteristics in the mine area do not permit easy drilling from surface access due to the vein’s strike and dip into the mountain range. However, in recent years, and particularly since the year 2002 when the prices of the precious metals have improved a more aggressive program has been carried out consisting of exploration based on diamond drilling, both from underground accesses and surface sites.

To date, September 30, 2008, drilling has totaled 570 diamond drill holes with a total depth of 61,132 meters, at an average depth per hole of about 107.3 meters. All of the drill core has been kept after logging and sampling.

FMS’s staff prepares yearly reports of the San Martín mine silver ore reserves in order to keep accurate accounting records. These reports have been reviewed by PAH since 1996 to 2001, 2005, 2007, and in 2008. PAH’s reviews the reserve estimates, including past audits as well as this last visit of November 2008, have concluded that these were prepared in a reasonable manner, and in conformance to acceptable engineering standards for reporting of reserves, and meet the standards for classification of reserves established by Canadian National Instrument 43-101, and the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum. Table 8-1 shows San Martín reserve history.

For 2007 and 2008, an aggressive program of exploration based on direct underground exploration/development and diamond drilling at an estimated cost of about $5,000,000 were executed. This program is an on-going effort, and included approximately 19,600 meters of diamond drilling, and 3,900 meters of crosscuts and drifts. As a consequence, the results are advancing resources to reserves and opening other areas for further exploration and development, such as the Cymoid zone of the

Pincock, Allen & Holt	REVISED	8.1
90535 February 26, 2009

Zuloaga vein at the La Escondida mine Level 5900, at the Ballenas mine Level 5550, at the La Blanca vein Stope 5735 and at the San Pablo Stope 5920, where sampling and development works have shown high grade silver mineralization. FMS’s geological staff at the San Martin includes 8 active and experienced geologists and other company geologist’s active throughout FMS’s other operations within Mexico with full support from Management, to carry out and supervise the exploration efforts in addition to 19 samplers and contractors for field work.

TABLE 8-1
First Majestic Silver Corp.
Minera El Pilón, S.A de C.V.
San Martín Silver Mine
Proven and Probable Reserves

Year	Silver Ore	Average Grade Rec. Silver/MT
	Metric Tonnes
1994	790,889	396
1995	1,020,044	361
1996	1,271,495	355
1997	1,421,578	358
1998	1,322,437	336
1999	811,695	346
2000	1,350,615	343
2001	634,555	421
2002	614,419	384
2003	397,403	305
2004	676,000	273
2005	619,480	277
2006	414,879	302
2007	492,022	314
2008	770,464	274

(*) Minera El Pilón data.

8.3	San Martín Silver Production

In 1981, Mr. Héctor Dávila Santos purchased the San Martín property, developed the mine, constructed the process plant, and then began production in 1983. In 1997 First Silver Reserve, Inc. (FSR) by way of reverse takeover, acquired all the shares of the Mexican company Minera El Pilón, S.A. de C.V., owner and operator of the San Martín Silver Mine. In April 2006 First Majestic Resource Corp. entered into an irrevocable share purchase agreement to acquire majority shares of First Silver Reserve Inc. FMS took control of FSR and the San Martin mine in June 2006 and subsequently a business combination was arranged and approved on September 14, 2006. Upon acquisition of First Silver Reserve Inc. by First Majestic Resource Corp. the name was changed to First Majestic Silver Corp. To September 30, 2008, El Pilón has recorded a production of 33.6 million ounces of silver from 4.3 million tonnes of ore. Table 8-2 presents the San Martín mines historical silver production

Pincock, Allen & Holt	REVISED	8.2
90535 February 26, 2009

TABLE 8-2
First Majestic Silver Corp.
Minera El Pilon, S.A. de C.V.
San Martín Silver Mine
Historical Silver Production

Year	Silver Ore	Silver Ounces Sold	Average Grade Rec. Silver oz/Tonne
	Metric Tonnes
1984	110,468	566,726	5.13
1985	104,707	517,265	4.94
1986	108,837	579,022	5.32
1987	106,958	412,844	3.86
1988	105,419	244,554	2.32
1989	88,987	206,304	2.32
1990	99,947	484,704	4.85
1991	89,816	669,121	7.45
1992	72,105	563,868	7.82
1993	71,777	548,337	7.64
1994	77,313	812,650	10.51
1995	135,690	1,684,508	12.41
1996	171,099	2,148,719	12.56
1997	206,770	2,258,759	10.92
1998	257,924	2,337,123	9.06
1999	273,791	2,288,608	8.36
2000	262,768	2,315,143	8.81
2001	260,660	2,393,186	9.18
2002	258,219	2,399,494	9.29
2003	234,539	2,291,955	9.77
2004	266,592	2,312,745	8.68
2005	249,239	1,957,645	7.85
2006	261,834	1,688,564	6.45
2007	239,796	1,129,220	5.50
2008(1)	184,440	796,525	4.30
TOTAL	4,299,695	33,607,559	7.82

(1) January - September 30, 2008
(*) From 2004 Silver ounces equivalent, including gold.

Pincock, Allen & Holt	REVISED	8.3
90535 February 26, 2009

9.0	GEOLOGICAL SETTING

This section describes the geology for the San Martín mine and is based on reports provided by El Pilón, previous Technical Reports and observations made during site visits. A discussion of the regional and deposit geology has been previously published in a report entitled “Geology, Tectonic Environment and Structural Controls in the San Martín de Bolaños District, Jalisco, Mexico” by F. R. Scheubel, et. al., published in Economic Geology, Vol. 83, 1988, p. 1703-1720.

On the first Technical Report for the San Martín Silver Mine, State of Jalisco, México prepared by PAH for First Silver Reserve Inc., dated June 23, 2005 as project PAH-9161.01, which was published on the SEDAR web site in July 5, 2005 and also, on the SM 43-101 made for FMS by PAH on March 06, 2007 and Amended on July 24, 2007 contain descriptions of the San Martín mine Geological Setting, including District Regional Geology, Bolaños Regional Stratigraphy, Bolaños Regional Structure, and the San Martín deposit Geology, which have not changed since publication of the Technical Report; therefore, PAH does not consider it necessary to repeat these sections. Figure 9-1 shows the Regional Geological Map.

9.1	Bolaños Mining District Regional Geology

Please refer to Technical Report Amended July 24, 2007, published in SEDAR on July 25, 2007.

9.2	Bolaños Regional Stratigraphy

Please refer to Technical Report Amended July 24, 2007, published in SEDAR on July 25, 2007.

9.3	Bolaños Regional Structure

Please refer to Technical Report Amended July 24, 2007, published in SEDAR on July 25, 2007.

9.4	San Martín Deposit Geology

Please refer to Technical Report Amended July 24, 2007, published in SEDAR on July 25, 2007.

Pincock, Allen & Holt	REVISED	9.1
90535 February 26, 2009

2,402,000 N
2,401,000 N
2,400,000 N
2,399,000 N
2,398,000 N
2,397,000 N
2,396,000 N
2,395,000 N
613,000 E
614,000 E
615,000 E
616,000 E
617,000 E
618,000 E
619,000 E
EL PLATANAR
CARRIZALILLO
LOS MEZQUITITOS
LOS CIRUELOS
EL MANZANO
EL ROSARIO
Cerro Colorado
Taf
Tzs
Qal
Trb
Tat
Tsm
Tga
LEYENDA
Qal - Coluvión
Tsm - Toba San Martin
Taf - Flujo Alacrán
Trb - Domo Riolítico El Banco
Tat - Toba Alacrán
Tzs - Serie bimodal Zuloaga
Tga - Andesita Guásima
Falla
Veta Mineralizada
SCALE
METERS

Project No. 90535

Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.

Project Name San Martin Silver Mine 43-101 Technical Report

FIGURE 9-1
SAN MARTIN SILVER MINE
GEOLOGIC MAP

Date of Issue Jan/2009

Drawing Name Fig.9-1.dwg

10.0	DEPOSIT TYPES

For a more detailed description of this Report’s section please refer to Technical Reports dated June 23, 2005, published in SEDAR on July 5, 2005 and July 24, 2007, published in SEDAR on July 25, 2007.

Most of the ore extracted from San Martín’s Zuloaga vein includes oxidized mineralization with native silver, secondary acanthite and chlorargyrite; however, at the deepest levels, such as San Juan and San Carlos, some primary sulfides occur associated within the transition zone, such as galena, sphalerite and pyrite. No typical mineral zoning has been defined at the San Martín mine due to the structural complexity of the area. Gold is present in minor amounts in the upper parts of the mine and shows poor correlation with silver, with typical ratios that range from 1:300 to 1:800, averaging about 1:600. Figure 10-1 shows the Deposit Types.

Pincock, Allen & Holt	REVISED	10.1
90535 February 26, 2009

Epitermales Alcalinos
(sulfuración baja e intermedia)
Epitermales Ácidos
(alta sulfuración)
Manantiales calientes
Sinter
pH~6-8
~100°C
CO_2 H_2S
Aguas ácido-sulfatadas calentadas por vapor, pH~2-3
$H_2S + 2 O_2 - H_2SO_4$
Núcleo de sílice porosa
(vuggy silica)
200-300°C
CO_2 HCl S
Nivel freático
Agua subterránea oxigenada
100°C
Mena con cuarzo, adularia, calcita pH~6
Ebullición
Au-Cu
Agua subterránea oxigenada
Cuarzo Au-Ag
Bonanza
SAN MARTÍN
Alteración propilítica
CO_2 H_2S
HCl H_2SO_4
Litología permeable ó estructura subsidiaria
Agua bicarbonatada
Agua bicarbonatada
Zn-Pb-Cu
Agua meteórica
Fluidos magmáticos contenidos en la estructura
Alteración propilítica
Interacción agua-roca
Alteración propilítica
Agua meteórica
Zona de influencia magmática dominante
Stockwork Cu-Au
Transición Frágil-Dúctil
400°C
$4 SO_2 + 4 H_2O - 3 H_2SO_4 + H_2S$
$Cl + 2 H_2O - 3 HCl + O_2$
Neutralización primaria de volátiles magmáticos
Depósitos Metalíferos en Pórfidos Cu, Au, Mo
Oxidación y acidificación
Salmueras magmáticas
Cámara magmática
Fluidos magmáticos
Aguas meteóricas
Liberación de fluidos magmáticos
Caolinita-alunita
Illita-esmectita

Project No. 90535

Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.

Project Name
San Martin Silver Mine
43-101 Technical Report

FIGURE 10-1
MINERAL DEPOSIT TYPES

Date of Issue
Jan/2009

Drawing Name
Fig.10-1.dwg

11.0	MINERALIZATION

Mineralization at the San Martín mining area is exposed in three main structural systems that include sup-parallel veins and faults. Mineralization at San Martín is enclosed by the rhyolites of the formation Zuloaga, with projected base to the top of the andesites of the Guásima formation; meanwhile, the high grade concentrations of silver mineralization encountered at the San Martin mine is capped by the base of the Guásima formation. This may indicate that there is a high possibility to uncover important mineral concentrations under the Guásima formation at San Martín.

Descriptions of the San Martín mineralized structures are taken from the Technical Report for the San Martín de Bolaños Silver Mine, State of Jalisco, México was prepared by PAH for First Silver Reserve Inc., dated June 23, 2005 as project PAH-9161.01 and published in the SEDAR site in July 5, 2005 and Technical Report for the San Martín Silver Mine, State of Jalisco, México Amended prepared by PAH for First Majestic Silver Corp. dated July 24, 2007 and published in SEDAR on July 25, 2007.

11.1	Zuloaga System (EW)

The Zuloaga system includes the La Huichola, La Mancha and El Melón veins. These mineralized structures are oriented mostly EW (from N60ºE to EW), although the La Mancha tends to joint the Zuloaga vein at their western extension. These mineralized structures present recognized outcroppings of 2.5 to 4.0 km, excepting the El Melón which only appears to be mineralized in the fault’s NE extension (500 m). Some blind veins may be associated to these structures, as is the case of the La Blanca vein which splits off the Zuloaga’s hangingwall in underground workings, and the parallel vein to hangingwall off Zuloaga at the Rebaje 40 Oriente. This system is the most important in San Martín due to its development along the Zuloaga vein, and it offers important future potential for exploration in the other veins within the system, as well as to depth. Geological reinterpretations of some the Zuloaga vein areas have resulted in identification of the Cymoid zone, which occurs vertically along the Zuloaga vein from the mine Levels of San Juan at 1,400 masl to above the San José Level, with extension along strike from the 5450 E to the 5700 E sections.

11.2	Rosario – Condesa System (NS)

This system consists of NS-trending faults and mineralized structures. It has been partially developed along the Rosario, Condesa and Hedionda veins. Mineralization generally occurs in these structures for about 1,000 m, although the fault zones extend to over 4,000 m in the Rosario-Condesa vein (the SE extension of the structure where the two veins form one structure). Other semi parallel structures within this system include Plomosa and a series of faults in the central and eastern parts of the mine area.

Some other NS blind veins have been uncovered in the Zuloaga underground workings, such as the vein at Sección 6195 at San Carlos level, and the vein at Crucero 6231 also at the San Carlos level. These NS structures appear to be narrow veins with high-grade silver mineralization. Some of the most important faults within the mining district are oriented NS.

Pincock, Allen & Holt	REVISED	11.1
90535 February 26, 2009

11.3	Plomosa System (NW)

The Plomosa system consists of NW-trending fault zones and veins. Generally this system shows lower intensity of mineralization with only partial exposure in the Plomosa structure. The SE extension of the Rosario-Condesa occurs parallel to this system, as well as numerous unnamed faults located in the north zone of the mine area.

The surface geologic map appears to indicate a structural window at the San Martín mining area, by showing older rocks of the Toba Alacrán as being pushed up by the Porphyry Rhyolite stock. Strong fracturing, alteration and disseminated mineralization are associated with the Porphyry Rhyolitic stock that occurs in the central portion of the San Martín mining area. This stock has also been identified in the underground workings, by the Section 6405 in the San Carlos level, where it occurs as a mineralized breccia with disseminated sulfides, pyrite, galena and sphalerite, as well as strong propylitic alteration. NS vein structures associated to this stock have shown high grade silver mineralization (350 to 400 grams) in considerable vein widths or brecciated zones. This area is known at the mine as Plutonic Breccia.

Silver occurs in the veins primarily as argentite and was deposited after the base metals. Native silver and possibly chlorargyrite occurs below the surface outcrops and in the upper workings, a product of surficial oxidation of the sulfide mineralization. Gold is only present in minor amounts and shows no correlation with silver, suggesting different mineralizing events. Silver to gold ratios typically range from 300:1 to 800:1 and average about 650:1 for recent production.

Alteration consists predominantly of limited silicification around and next to the veins, with argillic or kaolinization alteration in the surrounding area and a propyllitic halo that extends up to 400 meters from the mineralized zones (Scheubel and others, 1988). X-ray and petrographic investigations (Albison, 2002) concluded that the propyllitic alteration is composed of chlorite-epidote-adularia-calcite with an increase in iron-rich chlorite to the west and depth. It was also concluded that the argillic alteration along vein segments containing high-grade mineralization is dominated by Illite-smectite, and to a lesser degree, kaolinite clays.

El Pilón has commissioned several fluid inclusion studies that show a typical epithermal range of temperatures for the ore formation, from 200ºC to 300ºC, with 1-10 weight percent NaCl equivalent.

Table 11-1 presents a summary of the known extent of the various veins and faults in the San Martín mine area.

Pincock, Allen & Holt	REVISED	11.2
90535 February 26, 2009

TABLE 11-1
First Majestic Silver Corp.
Minera El Pilon, S.A. de C.V.
San Martín Silver Mine
General Veins and Faults Systems

System	Veins and Faults	Estimated Extension
Zuloaga (EW)	Zuloaga (*) La Mancha El Melón (Three veins) La Huichola La Blanca (Blind vein) Cymoid Zone Other Blind veins	3,500 m; w-0.1 to 10.0 m; depth-+400 m 4,000 m (500 m) – 3,000 m; w-1.-0 to 2.0 m each. 2,500 m Unknown From 5450 E to 5700 E and San Juan to San José Mine Levels. Unknown
Rosario – Condesa (NS)	Condesa
Rosario
Hedionda
Two Faults in central zone (South of
Zuloaga)
NS vein off Zuloaga (Blind vein)
Rebaje 40 Oriente
NS Rebaje 6231 San Carlos (Blind
vein)
Section 6195 San Carlos (Blind
vein)
Faults to the East of mine area
	East limiting faults	1,000 m; w-1.5 to 2.0 m 1,000 m; w – 1.5 to 2.0 m 1,000 m; w – 1.0 to 2.0 m 1,000 m each Unknown Unknown Unknown 1,000 to 2,000 m 5,000 to 7,000 m
Plomosa (NW)	Plomosa Rosario-Condesa North and East zones of mine area	(1,000 m) – 2,000 m; w – 1.0 to 2.0 m 3,000 m; w – 1.5 to 2.0 m 1,000 to 2,000 m

(*) The Zuloaga vein has been developed to a depth of approximately 400 meter and it remains open to depth and along strike. All other known veins are undeveloped to depth and strike.

Pincock, Allen & Holt	REVISED	11.3
90535 February 26, 2009

12.0	EXPLORATION

Nearly 70 million ounces of silver have been recorded as being extracted from the Bolaños Mining District until 2008. To the mid 1980s, most of the mining activities within the district took place at the Bolaños mine 20 km away and has not operated since 1998. Partial and limited mining works were developed at the San Martín mine, and the majority of its silver ore has been extracted from the Zuloaga vein. Numerous other veins occur within the San Martín area, which appear to represent similar structural and mineral characteristics as those of the Zuloaga vein.

The San Martín exploration targets were described in Technical Report of July 24, 2007 that was published in SEDAR on July 25, 2007 on behalf of First Majestic Silver Corp. New geologic interpretation of the Zuloaga vein sections have resulted in the Cymoid zone with additional potential. Other sections of the mine remain the same as of 2008 and are copied below.

Exploration potential for finding and developing new resources/reserves in the San Martín district appears to be promising. Ore bodies in the mine are typically indicated at depth beneath zones of alteration on the surface expression of the Zuloaga Vein. Surface alteration zones have been correlated to indicate ore concentrations in the present mine workings.

X-ray and petrographic studies (Albinson, 2002) developed on alteration zones associated with the mineralization, have identified, and confirm, the geologic evidences for interpretation of mineral concentrations along the veins. Propylitic alteration with argillaceous, kaolinitic and limited silicification appears to indicate high-grade concentrations, as evidenced by a probable correlation with the deposit’s temperature of deposition; however, consideration must be made regarding the effects that the local structural conditions may have imposed on the original mineral deposit. It is evident that the structural conditions at Zuloaga have caused deep oxidation and originated the concentrations of native silver and oxides accessible to the actual underground workings. It appears that at some deeper parts of the mine, such as at the San Carlos level, the transition zone of oxides/sulfides may have been reached, but this stratigraphic level may vary according to local structural conditions.

An aggressive exploration programs based on economics, direct exploration development and diamond drilling by in-house operators and with contractors for deep drilling has been underway during the period this report covers. During the period from February 1st, 2007 to September 30th, 2008 127 drill holes with a total depth of 19,619 meters including underground and surface drilling has been completed. For the year 2009, a program consisting of drilling 26 holes from surface with a depth of 6,900 meters in addition to 67 drill holes from underground with a projected depth of 6,500 meters are planned. The exploration program includes investigation of the Rosario vein, deeper zones into the Gúasima Formation, vetas Condesa and Plomosa, and the La Mancha vein from surface, and upper parts of the Escondida area and deeper zones of the Zuloaga vein from underground access. Due to market conditions at the time of this report, FMS has delayed the 2009 exploration program until conditions change.

Pincock, Allen & Holt	REVISED	12.1
90535 February 26, 2009

Direct exploration development is integrated into the mine preparation programs and in vein deposits which has proven to be the most effective method of exploration. For the year 2007, the program of underground development completed about 136 meters for exploration and drill site access preparation, while the 2008 program included 3,770 meters.

The drilling program is based on underground drilling with FMS’s own equipment, which includes a Diamec 232 electric drilling machine, a Longyear 38, Longyear 44, Onram 1000, CS-1000, LF-70 and a CP 65. This equipment is utilized for drilling shallow to medium depths, while the contracted equipment is only used for deep and surface drilling.

The drilling program is focused in developing accessible resources along the Zuloaga vein in the Cymoid zone in the Ballenas, Cangrejos and San José mine levels. These 93 drill holes planned are directed to investigate areas of resources with the objective to increase reserves, and if it is successful, the program should result in additional reserves for the mine, according to FMS’s Geology Department projections. Figure 12-1 shows a long term exploration program along the Zuloaga vein.

Target zones that may result in considerable bulk mineral concentrations are numerous in San Martín, and care must be taken to prioritize the exploration objectives. Some of these zones remain to be investigated from previous programs and are the following:

  Resource blocks Nos. 1, 2, 3 and 4 of the Zuloaga vein appear to represent the most significant potential to hold oxides mineralization in the Zuloaga vein. Access to these blocks is difficult due to topographic and underground conditions. Development was initiated along the Pinolea Mine Level; however, more than 800 m of drifting and additional development by raises are required to reach these blocks by underground development.

  The Cymoid zone represents additional oxides mineralization and is under exploration drilling and development for extraction along the Zuloaga vein. It holds in parts some filling materials with low grade, which may be recuperated.

  Area under the Guásima formation. This stratigraphic area has resulted in large, high-grade mineral concentrations at the nearby Bolaños mine. San Martín and Bolaños mines are located in the same mining district. The exploration blocks 9 to 13 of the Zuloaga vein include deep drilling for this area. This area; however, appears to hold potential for sulfides, which have been placed on hold due to currently low metals prices.

  Los Bancos area. Several mineral structures may be intersecting at this zone, such as Zuloaga, La Mancha, Rosario, Condesa and Hedionda. Exploration Block III Los Bancos 7500 includes drilling for this area.

  Breccia zone. This area represented by the Porphyry Rhyolite stock in the central portion of the mine area, and localized at the San Carlos level, may indicate one of the mineralizing channels and

Pincock, Allen & Holt	REVISED	12.2
90535 February 26, 2009

CERRO PLANOT
EL ROBLOSO
MINA CABRERA
EL ROSARIO
EL JARAL
FALLA CABRERA
EL PITAYO
LA CORONA
LA CASITA
EL RANCHITO
A LAS PENITAS
ROSARIO
EXPLICACION
Qal - Coluvión
Taf - Flujo Alacran
Tat - Toba Alacrán
Trb - Domo Riolitico el Banco
Tbtr - Terciario Borrotes Riolita
Tetl - Toba Litica Escondida
Tga - Andesita Guasima
Tsjts - Toba Litica Soldada San José
Tbtl - andesita borrotes
Falla
Veta Mineralizada
SCALE
METERS

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	FIRST MAJESTIC SILVER Corp.	FIGURE 12-1 DRILL HOLE LOCATION MAP	Jan/2009
Project No. 90535	Project Name San Martin Silver Mine 43-101 Technical Report		Drawing Name Fig.12-1.dwg

  probable sources of the sulfide concentrations. This area is investigated by drilling in exploration Block I Zuloaga.

  Other veins of the Zuloaga system may present mineral occurrences similar to the Zuloaga vein concentrations, such as the La Mancha and La Huichola veins.

  The Rosario-Condesa access and haulage adit is being driven alongside the Rosario-Condesa fault, allowing an excellent opportunity for exploration along this zone; it has advanced to reach the Zuloaga Ballenas level; however, a caved in zone (approximately 150 meters) has not allowed access to this communication.

The La Blanca Vein is a near-vertical split off of the Zuloaga Vein that cuts upward through the Zuloaga hanging wall. The La Blanca Vein is typically irregular and narrow, but were mineralized has higher silver and zinc grades. Sulfides occur as dissemination and clots in the breccia matrix, and locally as massive sulfide lenses. Sulfides consist of galena and sphalerite, with lesser pyrite. Calcite is the predominant gangue mineral.

Two additional veins, the Condesa and Rosario, occur to the southwest and have northwest trends. No production has come from these veins in recent years. The Condesa mine is located on the south side of the Las Peñitas arroyo at an elevation of 1,450 meters. Access is obtained from the town of San Martín via an 11.4 -kilometer gravel road. The Condesa structure strikes N 40° W and dips 81° SW. The Condesa workings show mineralization over 150 meters along strike, with mineralization ranging from 1.5 to 2.0 meters in width and occurring in a quartz-cemented andesitic breccia. The Rosario mine is located within the Santa Rosa arroyo at an elevation of 1,600 meters. The Rosario mine is 11.7 kilometers from the town of San Martín on the same gravel road leading to the Condesa mine. Documented production figures for the Condesa mine, as well as the others in the area, are either not available or incomplete. These vein trends intersect the Zuloaga Vein in an area below mineralized surface outcrops of the vein and represent an encouraging exploration target.

Pincock, Allen & Holt	REVISED	12.4
90535 February 26, 2009

13.0	DRILLING

The San Martin drill program for the dates from January 1, 2007 to September 30, 2008 included 127 drill holes with a total depth of 19,619 meters of core, in addition to about 3,906 meters of underground development for drill sites and access preparations. Estimated cost for this program was $4.9 million. Tables 13-1 and 13-2 show 2007 and 2008 exploration programs.

TABLE 13-1
First Majestic Silver Corp.
Minera El Pilón, S.A. de C.V.
San Martín Silver Mine
Drilling Program Completed in 2007

Year 2007	Minera El Pilon Equipment			Contractor		Total meters
				Explora	Perfomin	Per Month
	Drilling Equipment
	Diamec-232	CP-65	LY-38	LY-44	LY-44
January	112.80	111.15	188.00	172.55	-	584.50
February	83.45	63.20	324.85	0.00	-	471.50
March	192.10	107.25	-	353.25	-	652.60
April	172.55	105.37	-	18.75	-	296.67
May	161.70	92.43	-	85.95	-	340.08
June	104.85	84.50	-	-	-	189.35
July	66.20	52.45	-	-	-	118.65
August	84.65	75.10	-	-	159.70	319.45
September	65.80	7.50	-	-	132.60	205.90
October	181.20	52.55	-	-	139.20	372.95
November	114.75	4.00	-	-	18.35	137.10
December	30.55	75.95	56.70	-	47.65	210.85
Total						3,899.60
Minera El Pilon Equipment			Contractor			Pilon & Contractor
	Diamec-232	CP-65	LY-38	LY-44	LY-44	Minera El Pilon Equipment	Contractor
Total	1,370.60	831.45	569.55	630.50	497.50	2771.6	1128

TABLE 13- 2
First Majestic Silver Corp.
Minera El Pilón, S.A. de C.V.
San Martín Silver Mine
Density Determinations, 2008

2008	Minera El Pilon Equipment			Contractor						Total
				Perfomin	Causa			Tecmin		meters
	Drilling Equipment									Month
	Diamec-232	CP-65	LY-38	LY-44	Onram 1000	CS-1000	LF-70	LY-44	Onram 1000
January	40.80	84.40	160.50	72.70	-	-	-	-	-	358.40
February	80.20	46.75	156.10	0.00	-	-	-	-	-	283.05
March	74.95	38.25	183.20	127.90	136.85	51.30	-	-	-	612.45
April	163.10	50.95	313.10	354.00	315.00	247.65	-	96.60	-	1,540.40
May	61.60	38.00	176.10	254.10	320.60	410.85	432.75	615.85	830.05	3,139.90
June	102.25	79.35	177.00	193.50	252.30	326.70	628.95	355.00	743.30	2,858.35
July	118.45	127.60	83.50	331.85	178.90	390.05	150.45	288.45	247.40	1,916.65
August	38.70	131.65	92.00	253.30	289.47	33.50	317.85	627.00	453.35	2,236.82
September	123.15	47.75	63.80	58.60	27.56	104.30	361.45	436.75	488.15	1,711.51
October	100.80	56.70	0.00	-	-	-	-	453.35	451.00	1,061.85
November										0.00
December										0.00
Total										15,719.38
Minera El Pilon Equipment				Contractor						Pilon & Contractor
				Perfomin	Causa			Tecmin
	Diamec-232	CP-65	LY-38	LY-44	Onram 1000	CS-1000	LF-70	LY-44	Onram 1000	El Pilon	Contractor
Total	904.00	701.40	1,405.30	1,645.95	1,520.68	1,564.35	1,891.45	2,873.00	3,213.25	3,010.70	3,166.63

Even though exploration activities at San Martin are on hold due to the present market environment, a program consisting of 93 drill holes for the year 2009, including 67 core holes from underground workings and 26 ore holes to be drilled from surface to investigate deep targets is planned. Total

Pincock, Allen & Holt	REVISED	13.1
90535 February 26, 2009

estimated cost for the exploration program is about $2.50 million. If this program is successful in proving economic mineralization within the target areas, it may result in additional resources for the mine.

Underground drilling at San Martín is carried out with Company owned equipment. This includes electric powered drilling machines for underground operations, such as a Diamec 232, a CP 55, and a LY 38. Long Year 38 and 44 are utilized to core drill from surface access. Deep drilling is normally assigned to independent contractors.

Core drilling is incorporated in the regular mining operations to test the vertical vein projections and both walls for mine planning as well as for geologic investigations. FMS’s Geology staff reports core recoveries of about 90 percent with exceptions in brecciated rock where it may drop to 50 percent. Core diameter used at San Martín is generally BQ (36 mm) for underground drill holes and NQ diameter for surface drilling. The core is logged by the Geology staff and sampled, including all the core.

Most of the exploration activity at San Martín was based on direct underground development, particularly during the earlier stages of the operation. In recent years this has been complemented with diamond drilling. The total length of the underground development has not been estimated; however, drifting along the Zuloaga vein as shown on the longitudinal section may add to more than 50 to 70 kilometers, including crosscuts, interconnecting ramps and stopes areas. All this work adds up to a recorded production of 33.6 million ounces of silver to September 30, 2008.

Pincock, Allen & Holt	REVISED	13.2
90535 February 26, 2009

14.0	SAMPLING METHOD AND APPROACH

PAH reviewed, with more detail, San Martin’s sampling program for the preparation of a Technical Report of April 2001, in May 2005 and again in November 2008. San Martin’s current sampling team consists of four sampling crews with three employees each. Channel samples are taken with chisel and hammer, collected in a canvas tarp and deposited in numbered bags for transportation to the laboratory. Core samples are taken at the camp facilities after the core logging has been completed.

Exploration sampling for reserve delineation in the San Martín mine is conducted by drifting along the mineralized zone so that channel samples can be taken and diamond drilling can be conducted. Channel samples are the primary means of sampling in the mine and are taken perpendicular to the vein structure, across the back of the drift. Sampling crews take channel samples at irregular intervals, typically with one sample every 2 to 3.5 meters along new openings (drifts, crosscuts, ramps, stopes, etc.) and every day from stope development muck piles.

Channel samples consist of shallow chips broken off the back of the drift. A channel “line” typically consists of two or more individual samples taken to reflect changes in geology and/or mineralogy across the structural zone. Each sample weighs approximately 4 kilograms. Locally, the drift is completely enclosed by the structural zone, and the full thickness of the vein is not sampled.

Core drilling is conducted locally to test the upward and downward projections of the structural zone at a distance from the drifts. Core samples are BQ size, 36 millimeters in diameter, and holes are reportedly of generally good recovery (90 percent), with the remaining bad ground having modest recovery (50 to 60 percent). Drill hole data are locally included in the reserve calculations, but given the relatively small size of the core sample, it is applied with conservatism. Drilling results are applied in the grade calculations giving more weight to the larger-size channel sample data.

Pincock, Allen & Holt	REVISED	14.1
90535 February 26, 2009

15.0	SAN MARTIN SAMPLE PREPARATION, ANALYSIS AND SECURITY

15.1	Sample Preparation

Channel, exploration, mine development and production, and plant samples are sent to San Martin’s on-site laboratory for chemical analysis of silver and gold. In more recent years additional analyses by atomic absorption for lead and zinc in geology samples have become routine. A typical channel sample received by the laboratory, weighing approximately 4 kilograms, is passed through a jaw crusher to reduce it to a 1.3 -centimeter (1/2”) size. A 500-gram split is taken and passed through a gyratory crusher to reduce it to a 10-mesh (1/8”) size. A 200 to 300 gram split is taken and placed in a drying oven at 150°C. After drying, the material is put into two pulverizers, one disk pulverizer and one ring pulverizer, to control the metallic minerals, and to ground the rock to minus 100 mesh. The resulting pulp is homogenized and 10 grams taken for fire assay analysis of silver and gold for geology samples and concentrates; 20 grams for head samples and 1 gram for precipitate samples.

The 10-gram pulps are placed in fusion crucibles and placed into a diesel-fired furnace for fusion into a lead button. PAH notes that the diesel furnace does not have any temperature control and as a result temperatures fluctuate. The lead buttons are placed in cupellation cupels and placed into an electric furnace for cupellation into a silver-gold bead. The bead is weighed and then put into nitric acid to dissolve away the silver and then the remaining gold bead is weighed again. The final gold bead weight is the gold content, while the difference in weight is the silver content for the samples. The microbalance used has a sensitivity of + 1 milligram (equivalent to an actual grade of + 1 gram per tonne), while the gold beads commonly range in weight from 100 milligrams down to less than 1 milligram. As a result, the determination of the smaller bead weight is at or below the detection limits of the microbalance.

15.2	Laboratory Facilities

PAH notes that the laboratory facilities have been upgraded during 2007 and 2008 and are adequate, with reasonable cleaning and organization. The laboratory currently conducts about 200 to 250 assays per day, including exploration samples, development samples, and mill samples. Laboratory personnel include two sample prep operators, one person in the refinery, two weighing samples and reporting results and one Chief Chemist/AA operator.

The on-site laboratory has an electric muffle furnace and an electric cupelling furnace for fire assaying. Solution samples are analyzed with a Perkins Elmer 2380 Atomic Absorption unit. Mine samples are periodically sent to an outside laboratory, usually Chemex and more recently splits of the same samples are also sent to two other Peñoles labs for check assays. No plant samples are sent to outside laboratories. All plant feed and tailings assays are run as triplicate samples and the average value is reported unless the silver values vary by more than 20 g/t. Then the triplicate samples are repeated. Six replicates of Gravity Concentrate are assayed and the average value is reported unless the silver varies by more than 300 g/t. Then, the six replicate samples are repeated. Doré is drilled and six replicates are

Pincock, Allen & Holt	REVISED	15.1
90535 February 26, 2009

assayed and the average value reported unless the assay varies by more than 400 g/t. All geological samples are run as triplicates and the samples repeated if the assay exceeds 300 g/t.

15.3	Check Assaying

To evaluate sample quality control, San Martin performs periodic check analyses on samples. Since 2004, samples have been sent each month, from about 10 to 30 samples to Chemex Laboratories, to SGS Laboratory, to Met Mex Peñoles laboratory, and to Laboratorio Industrial Metalúrgica Herrera, for duplicate samples and duplicate pulp samples analysis.

PAH has reviewed assays of duplicated samples from 2007 and 2008 as indicated in Table 15-1. The samples were sent to SGS Lab and included a range of silver grades from 3 to 3,870 g/tonne. The results show that of 54 duplicated samples, the average silver grade at SGS (207 g/tonne) is higher by about 60 percent than at the San Martin laboratory (127 g/t), while the average lead grade resulted in 0.16 percent at SGS and 0.18 percent at the San Martin lab. The samples were also assayed for zinc, resulting in an average grade of 0.23 percent for SGS and 0.22 percent for the San Martin laboratory. The silver assay results present a very close correlation at 92 percent, except for a high grade sample that assayed 3,870 g/tonne at SGS and 1,575 g/tonne at San Martin.

Duplicate pulp samples were also checked by CHEMEX Lab in comparison to the San Martin lab. This check included 53 duplicated samples, which resulted in close correlation for silver at an average of 486 g/tonne for CHEMEX and 485 g/tonne for San Martin. Copper, Lead and zinc check resulted in a correlation of 88 percent, 96 percent and 93 percent respectively, while the gold assays show a poor correlation in pulp duplicate assays due probably to erratic distribution within the ore.

The sample assays obtained at the San Martin laboratory appear conservative. The San Martin laboratory assays are used as a basis for mine reconciliation and production recovery estimates, therefore, these would reflect conservative estimates as well.

In PAH opinion the assay check procedure appears to be adequate and it should be continued as established by comparing duplicate and pulp samples between ALS Chemex and SGS Labs and those obtained at San Martin laboratory.

Table 15-1 shows the assay results and statistics of 54 samples duplicated at SGS Lab and at San Martin laboratories. These samples were assayed between January 2007 and September 2008. Figure 15-1 shows graphic correlation of assay results for duplicate samples. Table 15-2 shows the assay results and statistics of 53 sample pulps duplicated at CHEMEX Lab and at San Martin laboratories. These samples were assayed between January 2007 and September 2008. Figure 15-2 shows graphic correlation of assay results for duplicated sample pulps.

The samples mineral content range includes assays that vary from 3 to 3,870 g/t Ag. Average correlation of the results is 92 percent for the duplicate samples silver assays within a broad range, while the pulp duplicates show results close to 100 percent. High discrepancies occur in the gold assays. PAH reviewed

Pincock, Allen & Holt	REVISED	15.2
90535 February 26, 2009

TABLE 15-1
First Majestic Silver Corp.
Minera El Pilón, S.A. de C.V.
San Martín Silver Mine
Duplicate Samples, 2008

Sample No.	Laboratory
	SGS	EL PILON	SGS	EL PILON	SGS	EL PILON
	Ag g/tonne		Pb %		Zn %
119	190	161	0.032	0.198	0.042	0.056
122	675	655	0.403	0.642	0.417	0.522
124	43	68	0.085	0.113	0.049	0.084
125	107	106	0.046	0.408	0.050	0.155
126	39	49	0.029	1.188	0.048	0.123
127	137	73	0.030	0.143	0.057	0.112
129	72	71	0.079	0.326	0.245	0.410
130	113	72	0.066	0.145	0.215	0.240
131	111	80	0.059	0.228	0.074	0.110
133	36	30	0.042	0.106	0.054	0.090
134	98	103	0.063	0.206	0.065	0.130
1161	77	8	1.000	0.052	1.000	0.001
1238	77	3	0.933	0.473	1.000	0.700
1239	43	9	0.366	0.126	0.891	0.329
1240	88	7	1.000	0.304	0.779	0.083
1314	229	160	0.188	0.287	0.195	0.200
1315	48	10	0.031	0.119	0.054	0.092
1317	35	7	0.033	0.074	0.064	0.143
1400	337	170	0.278	0.177	0.327	0.052
1401	181	268	0.181	0.230	0.184	0.041
1413	168	160	0.125	0.194	0.153	0.049
1414	47	9	0.154	0.213	0.205	0.023
4287	116	9	0.052	0.064	0.021	0.217
4288	68	71	0.026	0.001	0.081	0.089
4289	263	150	0.032	0.030	0.083	0.150
4290	93	40	0.020	0.035	0.124	0.283
4291	114	79	0.035	0.011	0.039	0.062
4327	1,470	1,363	0.151	0.334	0.680	1.050
4328	3,870	1,575	0.820	1.000	1.000	1.363
4336	44	47	0.047	0.074	0.063	0.001
4348	367	115	0.113	0.029	0.135	0.001
4349	81	116	0.022	0.024	0.051	0.001
4352	38	42	0.030	0.001	0.042	0.001
4365	187	7	0.001	0.040	0.000	0.069
4445	70	37	0.018	0.017	0.028	0.081
4457	73	49	0.044	0.003	0.111	0.137
4458	60	52	0.015	0.001	0.058	0.103
4463	37	10	0.130	0.086	0.105	0.166
4472	64	10	0.043	0.001	0.065	0.100
4474	58	10	0.046	0.008	0.137	0.095
4475	65	91	0.078	0.033	0.053	0.107
4476	102	107	0.034	0.015	0.043	0.076
4477	47	44	0.024	0.084	0.067	0.148
4478	161	137	0.044	0.044	0.137	0.177
4498	53	13	0.055	0.041	0.086	0.100
4500	54	11	1.000	1.280	1.000	2.444
5040	63	57	0.042	0.040	0.024	0.070
5162	50	29	0.189	0.108	0.274	0.213
5163	97	86	0.086	0.096	0.326	0.071
5164	38	10	0.114	0.018	0.363	0.073
5177	77	20	0.084	0.060	0.318	0.274
5178	140	59	0.159	0.080	0.217	0.187
5179	39	21	0.082	0.069	0.252	0.221
5183	185	110	0.034	0.059	0.133	0.215

Pincock, Allen & Holt	REVISED	15.3
90535 February 26, 2009

Silver Assays by SGS and El Pilón
SGS Ag (gr/t)
EL PILON Ag (gr/t)
Ag g/t
Lead Assays by SGS & El Pilón
SGS Pb (%)
EL PILON Pb (%)
Pb %
Zinc Assays by SGS & El Pilón
SGS Zn (%)
EL PILON Zn (%)
Zn %

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	FIRST MAJESTIC SILVER Corp.	FIGURE 15-1 DUPLICATE SAMPLES ASSAYS COMPARISON	Jan/2009
Project No. 90535	Project Name San Martin Silver Mine 43-101 Technical Report		Drawing Name Fig,15-1,dwg

Silver Assays - Pulps by CHEMEX - EL PILON
Lead Assays - Pulps by CHEMEX - EL PILON
Zinc Assays - Pulps by CHEMEX - EL PILON

Project No. 90535

Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.

Project Name
San Martin Silver Mine
43-101 Technical Report

FIGURE 15-2
PULP SAMPLE DUPLICATES
ASSAYS COMPARISON

Date of Issue
Jan/2009

Drawing Name
Fig.15-2.dwg

TABLE 15-2
First Majestic Silver Corp.
Minera El Pilón, S.A. de C.V.
San Martín Silver Mine
Duplicate Pulp Samples, 2008

Sample Description	LABORATORY
	CHEMEX	El PILON	CHEMEX	El PILON	CHEMEX	El PILON	CHEMEX	El PILON	CHEMEX	El PILON
	Au g/tonne	Au g/tonne	Ag g/tonne	Ag g/tonne	Cu %	Cu %	Pb %	Pb%	Zn %	Zn %
Z-474 17.20-17.80	0.05		16	33	0.01	0.00	0.01	0.01	0.02	0.01
Z-469 187.55-188.25	0.05		7	15	0.01	0.00	0.03	0.12	0.05	0.05
FTE. E 0.0-0.7	0.17		134	147	0.02	0.00	0.64	0.38	0.97	0.48
Z-472 9.00-9.35	0.07		34	11	0.01	0.00	0.29	3.10	0.84	0.15
CONDEZA	0.43		800	805	0.03	0.00	0.25	0.30	0.57	0.72
R-6409 2.00-2.90	0.56		3,460	3,539	0.03	0.00	0.09	0.01	0.25	0.20
SUPERFICIE Po19	0.42		521	502	0.04	0.00	0.65	0.10	0.16	0.02
SUPERFICIE Po20	0.07		65	66	0.02	0.00	0.08	0.00	0.05	0.02
ESCONDIDA F 5900 SECC 5904 1.2-1.9 TA	0.06	0.00	176	181	0.01	0.01	0.05	0.20	0.12	0.12
S. CARLOS R 5526 SECC 5557 1.2-1.9	3.49	0.00	4,280	4,226	0.12	0.12	1.25	1.31	1.33	1.31
CONDEZA FTE ORIENTE 03 10.4 0-1.0 TOPE	0.10	0.00	40	34	0.01	0.01	0.06	0.10	0.10	0.12
S. JUAN Xo ESTACION BARRENACION 3.4-4.0	2.44	0.00	102	116	0.37	0.33	10.85	8.83	0.51	0.45
BARRENO Z467 66.05-66.25	0.07	0.00	154	96	0.01	0.04	0.07	0.16	0.06	0.05
BARRENO Z467 71.40-72.05	0.05	0.03	6	12	0.01	0.03	0.04	0.16	0.04	0.02
BARRENO Z470 8.05-8.65	6.07	0.00	291	188	0.02	0.04	0.44	0.39	0.70	0.63
BARRENO Z470 9.05-9.50	0.66	0.00	105	113	0.01	0.04	0.43	0.62	0.67	0.65
BARRENO Z470 18.00-18.60	0.13	0.00	27	21	0.01	0.02	0.09	0.20	0.24	0.19
Z 479 (6.50-6.80)	0.40	0.03	218	218	0.01	0.03	0.02	0.09	0.03	0.06
Z 480 (11.50-11.90)	0.05	0.03	193	189	0.01	0.01	0.05	0.18	0.07	0.06
Z 481	0.60	0.03	727	680	0.03	0.01	0.17	0.24	0.77	0.12
Z 483 (9.80-10.20)	0.05	0.00	25	11	0.01	0.01	0.01	0.10	0.02	0.74
Z 484 (4.75-5.15)	0.05	0.00	5	5	0.01	0.01	0.01	0.07	0.01	0.03
Z 485 (8.35-8.75)	0.05	0.00	43	50	0.01	0.01	0.02	0.10	0.04	0.03
Z 487 (51.75-52.35)	0.05	0.03	2,720	2,593	0.16	0.23	0.43	0.69	0.55	0.46
Z 489 (59.30-59.75)	0.05	0.00	305	322	0.02	0.02	0.12	1.00	0.27	0.09
Z 490 (25.00 25.40)	0.05	0.03	955	967	0.01	0.01	0.53	0.48	0.78	0.59
PLOMOSA TOPE 2.30-310	4.71	0.00	268	363	0.45	0.45	11.15	10.50	0.68	0.50
PLOMOSA 0.40-1.0	0.86	0.00	45	57	0.49	0.49	2.83	0.93	4.07	2.06
RPA-6120 TOPE 0.60-1.20	0.05	0.03	1,935	1,871	0.12	0.22	2.39	4.64	5.57	5.62
R-5526 2.60-3.40	0.66	0.00	68	143	0.14	0.14	4.63	4.59	5.71	5.24
TOPE E 0-1.00	0.46	0.00	69	110	0.05	0.05	1.57	1.50	3.86	3.60
REPETICION R-008	0.05	0.05	440	444	0.07	0.05	0.24	0.33	0.70	0.60
CIRUELO POZO 0.20	0.05	0.00	147	204	0.01	0.02	0.20	0.23	0.26	0.16
CRO-7240 0-1.10	0.53	0.00	224	273	0.14	0.20	3.45	3.34	5.79	4.69
FTE 5705-W 1.0-1.50	1.17	0.00	256	294	0.15	0.22	6.51	5.01	3.95	6.34
BNO Z-493 15.7-16.4	0.05	0.03	835	807	0.02	0.01	0.05	0.10	0.30	0.47
BNO Z-493 23.8-24.2	0.05	0.00	166	142	0.01	0.31	0.02	0.72	0.06	0.69
BNO 495 - 42.15-42.65	0.05	0.03	290	277	0.01	0.01	0.03	0.04	0.06	0.01
BNO 497 - 33.90-34.1	0.05	0.00	93	134	0.01	0.02	0.01	0.18	0.04	0.03
BNO 498 - 20.10-21.10	0.05	0.00	339	349	0.01	0.02	0.04	0.07	0.08	0.02
M 100707-02	0.07	0.00	11	27	0.01	0.02	0.07	0.04	0.04	0.99
M 250707-06	0.17	0.00	63	76	0.03	0.02	0.21	0.24	0.89	0.22
M 250707-66	1.26	0.00	177	192	0.07	0.06	1.16	1.04	1.80	0.73
J 050707-01	0.14	0.00	129	150	0.03	0.03	0.29	0.34	0.75	0.64
S CARLOS R6405 (0-0.9)	0.97	0.00	345	388	0.02	0.21	0.55	0.33	0.71	0.70
S CARLOS Rpa 6120 (2.80-3.20)	0.05	0.00	7	21	0.01	0.03	0.05	0.10	0.08	0.63
S CARLOS X06166 (0-0.70)	0.24	0.03	1,195	1,043	0.01	0.01	0.17	0.11	0.32	0.70
CONDESA RRCI 92.25-94.65	0.05	0.05	5	4	0.01	0.01	0.02	0.01	0.05	0.05
SANTA ELENA X O 59 43	0.05	0.00	89	97	0.01	0.01	0.01	0.01	0.04	0.04
SEÑORES M190607-08	0.07	0.00	258	276	0.04	0.06	0.33	0.28	0.25	0.16
SEÑORES V220607-14	0.18	0.03	410	394	0.10	0.11	0.26	0.07	0.22	0.32
LOS CIRUELOS L 280507-8	0.05	0.00	64	72	0.01	0.01	0.16	0.34	0.17	0.04
CANG REB 1140	0.63	0.50	2,410	2,350	0.04	0.04	4.95	4.50	0.67	0.50
Min.	0.05	0.00	5	4	0.01	0.00	0.01	0.00	0.01	0.01
Max.	6.07	0.50	4,280	4,226	0.49	0.49	11.15	10.50	5.79	6.34
Std	1.15	0.07	884	869	0.10	0.11	2.40	2.16	1.50	1.48
Correlation		-0.05		1		0.88		0.96		0.93
Average	0.55	0.02	486	485	0.06	0.07	1.09	1.10	0.87	0.81

this data in order to evaluate the accuracy of the San Martin laboratory. PAH believes that the reproducibility of silver grades is acceptable and somewhat conservative, considering that the reported values from the San Martin laboratory tend to be lower, but within acceptable industry practices. Gold assays present high variations. Because the gold beads are so small, the assayer is forced to estimate the bead weight in the measurement gold grades in the tenths of a gram per tonne range. PAH believes that the reproducibility of gold grades is reasonable, with some of the variability between sample pairs due to the relatively small quantity of pulp (10 grams) used for the assays. Since the gold values are not

Pincock, Allen & Holt	REVISED	15.6
90535 February 26, 2009

used in the determination of the reserve block delineation and stope layouts, PAH does not view this as a significant issue.

PAH recommends that San Martin consider using larger sample pulp quantities in the assaying of silver and gold in order to reduce variability. The San Martin laboratory has been upgraded by replacing the diesel furnace with an electrical furnace, and the micro-balance has also been replaced by better instrument to weight the fire assay beads.

15.4	Conclusion

Overall, PAH found that the results from the check assaying are reasonable. PAH recommends the inclusion of standard samples to assess analytical precision. In addition, field duplicate samples and blank samples would allow for an assessment of sample preparation procedures.

It is PAH’s opinion that the sample methods and analyses are representative of the deposits at the San Martín mine, and that most of the data was generated by San Martín by procedures that were carried out according to accepted industry standards using accepted practices.

PAH finds that the exploration, sampling, and laboratory analysis for the San Martín operation is being conducted by San Martin in a reasonable manner consistent with standard industry practices. PAH would expect the sampling results to be reasonably representative of the deposit mineralization and believes that they be used with acceptable confidence in the estimation of the mineable reserves.

Pincock, Allen & Holt	REVISED	15.7
90535 February 26, 2009

16.0	DATA VERIFICATION

PAH has not taken independent samples from the surface or underground exposures of the vein deposits at San Martín, as other Qualified Persons have previously sampled the mineralization as discussed in this report, and the production records are the most reliable data of mineralization contained in the ore deposits under development at the mine.

The San Martin mine has established a systematic procedure to verify data and quality control which has proven effective and accurate by many years of operation. Assay data and information generated by the operation is transmitted by manual procedures; however, all the paper trail is accessible and available for inspection.

Table 16-1 presents a summary of selected smelter payments data comparison for assays at Met Mex Peñoles Lab and at the San Martin laboratory.

PAH believes that an adequate amount of checking has been conducted and that the results are representative of the mineralization in the deposit. PAH recommends to continue the QA/QC program for field duplicate samples and pulp duplicate samples to check assay results as established at San Martin; however, PAH also recommends to add blank and standard samples to the chain of sampling for a better control of the QA/QC program. PAH’s conclusion is that the results from check assaying were reasonable, including appropriate preparation procedures; that the sampling results appear to be reasonably representative of the deposit mineralization and should be usable with acceptable confidence in the estimation of the mineable reserves.

TABLE 16-1
First Majestic Silver Corp.
Minera El Pilón, S.A. de C.V.
San Martín Silver Mine
Selected Smelter Payments Assay Comparison, 2007-2008

Shipment	Gold Assays, Grams		Silver Assays, Kilograms
Date	Met Mex Peñoles	El Pilón	Met Mex Peñoles	El Pilón
November 20, 2007	1,244	1,236	964.842	958.507
November 22, 2007	8,010	8,380	7.122	7.164
January 7, 2008	420	420	962.925	961.841
January 21, 2008	1,159	1,158	958.282	957.196
March 31,2008	1,159	1,153	954.024	948.969
July 14, 2008	1,226	1,224	847.653	846.176
Correlation	1.000		1.000
SUM	13,218	13,571	4,694.848	4,679.853
Average	2,203	2,262	782.475	779.976

Pincock, Allen & Holt	REVISED	16.1
90535 February 26, 2009

17.0	ADJACENT PROPERTIES

The San Martín mining operation is located within the Bolaños Mining District. The Bolaños District comprises approximately 20 kilometers of NS extension, from the San Martín mine in the South to the old Bolaños mine in the northern part.

The Bolaños mine has been inactive since about 1998 and is the only other significant mineral deposit located near the San Martín area. Reportedly, the Bolaños mine has produced approximately 36 million ounces of silver throughout its historical operation.

No other mining property exists adjacent to San Martín. All surrounding areas to San Martín have been claimed, and are owned by FMS through its Mexican subsidiary El Pilón, excepting one concession located near the northwestern part of the area. Please refer to the claims map, Figure 6-3.

The San Martín mine is located within an isolated Mining District in the northwest trending Sierra Madre Occidental. Other operating mines and Mining Districts within the Sierra Madre Occidental range include multi-million ounce producers of precious metals, such as the Zacatecas and the Fresnillo Districts (currently the largest silver producer in the World), in operation by Grupo Peñoles and other operators to the North of San Martín. These other mining districts, however, are located hundreds of kilometers away from San Martín, within the State of Zacatecas, México.

Pincock, Allen & Holt	REVISED	17.1
90535 February 26, 2009

18.0	MINERAL PROCESSING AND METALLURGICAL TESTING

Since the San Martín processing plant has been in operation since 1983 at an increasing capacity that has exceeded 800 tonnes per day, although at the time of PAH’s site visit it was not operating at about 750 tonnes per day, no testing is required to establish the viability of processing the ore or the processing parameters. The ore is processed by conventional cyanidation. It is evident from plant operating data that recoveries are related to grade, for both gold and silver. Ore grades have been lower for the past two years, in comparison with the past and in comparison with what is projected for the future, and the lower plant feed grades have resulted in lower recoveries.

An ore processing scheme for the sulfide mineralization has been established. Initial attempts at treating the sulfide ore within the previously existing plant were not successful. Subsequently, a new separate, independent plant was determined to be required to process the sulfide ores. Commissioning of a new 500 tpd flotation plant took place in the first and second quarters of 2008. Due to the low market prices of the metals, and the low lead and zinc grade of the feed material and the high smelter costs, the flotation circuit has been put in care and maintenance.

Pincock, Allen & Holt	REVISED	18.1
90535 February 26, 2009

19.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

The San Martin mine uses conventional, manual methods, assisted by computer databases, to calculate the tonnage and average grades of the mineable reserves. Reserves are calculated annually, at the end of each calendar year. For this report, PAH has reviewed the reserve dated September 30, 2008 (referred to subsequently as the September 30, 2008 Reserve).

19.1	Introduction

Reserve blocks have been defined at the various drift levels in the mine where sampling has found economically mineable mineralization within the Zuloaga, La Blanca and two NS newly-accessed veins. The reserve tonnage and grade are based largely on channel samples, locally with some influence from drill core samples. Reserve blocks range from 10 to 150 meters in length along the vein trend, with proven reserve blocks projected up to 25 meters from the drift in which the channel samples were taken, and probable blocks extending another 25 meters beyond the proven blocks.

To estimate the reserve block tonnages, San Martin has prepared north-south cross sections for the entire mine, perpendicular to the structural zone, at ten-meter intervals. From each section that crosses a reserve block, the cross sectional area of the mineralized zone is measured by AutoCAD methods and sample lengths. The reserve block volume for each 10-meter section is then calculated from the cross sectional area and the vertical projection of the block area measured by AutoCAD in longitudinal section.

The density factor used to convert reserve block volumes into tonnes has been determined as a weighted average from ore samples representative of the vein deposit, including oxides ore, sulfides ore and transition zone ore. The density tests were performed by Ing. Armando Gabriel Hernández a research metallurgist in a commercial lab in Guadalajara, by applying the Le Chatelier methodology to eight mine samples (December 2004). San Martin’s estimated average density is 2.80. During the period of 2007–2008, San Martin has taken additional density measurements from representative samples of the various working stopes and veins to confirm the density applied to resource/reserves estimates. These results are shown in Table 19-1.

PAH believes that on average the density for mineralization appears to be reasonable. PAH recommends that samples be periodically taken as checks for bulk density determination to ensure the application of an appropriate density factor.

To estimate the average grade and thickness for each 10-meter section that crosses a reserve block, San Martin composites all sample grades in the drift that occur within five meters on either side of the section. San Martin investigated three methods to filter the outlier samples greater than 1,000 g/t Ag, and determined that, based on statistical analysis performed on 3,040 samples the most appropriate filter was to assign a top grade of 800 g/t Ag to those samples. The total length of samples in the composite is then divided by the total number of composites, giving the average width of the mineralization in the drift

Pincock, Allen & Holt	REVISED	19.1
90535 February 26, 2009

TABLE 19-1
First Majestic Silver Corp.
Minera El Pilón, S.A. de C.V.
San Martín Silver Mine
Density Determinations, 2008

Sample Location	Specific Gravity, t/m3	OXIDOS
Stope R - 7500	2.83	Location	S. G.	Mineral Type	Average	Gral. Average
Stope R - 6219	2.79	R- 5794	2.74	Oxides	2.77	2.80
Stope R - 7386	2.80	R- 1025	2.78	Oxides
Stope FTE - 195	2.81	R- 1500 SJ	2.76	Oxides
Stope FTE - 5880	2.76	R - 730	2.78	Oxides
Stope R - 6405	2.88	R - 6010	2.79	Oxides-Sulfides Mixed	2.80
Stope R - 5794	2.74	R -1500 BA	2.81	Oxides-Sulfides Mixed
Stope R - 7000	2.79	R 7500	2.83	Oxides Unaltered	2.82
Stope R - 6010	2.79	R-7386	2.80	Oxides Unaltered
CONDESA VEIN 1	2.88	FTE. 5880	2.76	Oxides Unaltered
CONDESA VEIN 2	2.86	R-7000	2.79	Oxides Unaltered
Stope R - 1025	2.78	R-7240	2.89	Oxides Unaltered
Stope R - 1500 SJ	2.76	R -7424	2.84	Oxides Unaltered
Stope R - 1500 BA	2.81	SULFUROS
SAN JUAN VEIN	2.79	Location	S. G.	Mineral Type	Average	Gral. Average
Stope R - 7424	2.84	R- 4943	2.74	Oxidied Sulfides	2.77	2.82
Stope R - 4943	2.74	R 5705	2.77	Oxidied Sulfides
Stope R - 7190	2.87	R- 5722	2.80	Oxidied Sulfides
Stope R - 5705	2.77	R -6405	2.88	Unaltered Sulfides	2.84
Stope R - 730	2.78	R- 6219	2.79	Unaltered Sulfides
Stope R - 5722	2.80	FTE. 195	2.81	Unaltered Sulfides
		CONDESA VEIN 1	2.88	Unaltered Sulfides
		CONDESA VEIN 2	2.86	Unaltered Sulfides
		SAN JUAN VEIN	2.79	Unaltered Sulfides
		R-7190	2.87	Unaltered Sulfides

at that section. Similarly, the average silver grade of the samples, weighted by length, gives the average silver grade for the drift at that section.

The tonnes and grade for each reserve block are then determined by combining the tonnes and grade results obtained for each 10-meter section that crosses the block. The resource block tonnes and grade are tabulated by San Martin on a series of spreadsheet summaries.

PAH notes that the sampling conducted across the vein for use in the reserve estimate is done without regard to economic cutoff grade or mineable width considerations, resulting in maximum vein widths. This maximum width typically includes zones within the veins that are above the cutoff grade, as well as sub-ore grade mineralization below the cutoff grade. PAH recommends that both cutoff grade and mineable width be taken into consideration in the compositing of samples across the vein in order to help optimize ore production. Reserve blocks delineated on this basis would need to be mined accordingly by San Martin, using appropriate grade control practices to insure that the selective mining of the ore proceeds as envisioned by the reserve estimates and, where practical, leaving sub-ore grade parts.

PAH also notes that in a few local areas, the drift is wholly enclosed by the vein zone and unless there are some additional cross cuts or drilling, the vein width is taken as that measured across the confines of the drift opening. In these areas, the use of the less than actual vein width leads to underestimation of the block reserves. PAH recommends that the true vein widths, measured by cross cuts and/or the drill holes, be used as much as possible in the ore reserve estimation.

Pincock, Allen & Holt	REVISED	19.2
90535 February 26, 2009

The reserve blocks estimated are not included within the resource blocks.

19.2	Cutoff Grade Calculation

The estimation of the San Martín mineable reserve is very dependent on metal prices, especially in this current period of economic turmoil. PAH had customarily used the rolling averages for the prior three years, but these appear much too high in view of current trends. Therefore for the purposes of this report, PAH has taken some conservative price projections and used these in this 43-101 report. A summary of price comparisons is shown in Table 19-2.

TABLE 19-2
First Majestic Silver Corp.
Cia. Minera El Pilón, S.A. de C.V.
San Martín Silver Mine
Comparison of Metal Prices for 43-101 (US$)

Commodity	First Majestic Average Prices	3-Year Rolling Average Prices	Average September 2008	PAH Prices
Gold ($/oz.)	$699	$699	$830	$708
Silver ($/oz.)	$12.70	$13.15	$12.37	$12.00
Lead ($/lb.)	$0.90	$0.89	$0.85	$0.75
Zinc ($/lb.)	$0.85	$1.29	$0.79	$0.50

For the present (September 30, 2008) mineable reserve, PAH has calculated an economic breakeven cutoff grade, based on the parameters shown in Table 19-3.

TABLE 19-3
First Majestic Silver Corp.
Cia. Minera El Pilón, S.A. de C.V.
San Martín Silver Mine
Mineable Reserve Cutoff Grade Parameters

Concepts	Costs, Prices (US $) & Other
Average Total Operating Costs (per tonne U/G oxide ore)	$43.09
Average Total Operating Costs (per tonne dump oxide ore)	$25.63
Mill Recovery Oxides (%Ag only)	77.50%
Refinery Recovery and Payable Metal (% Ag only, doré & gravity)	99.00%
Silver Price ($/oz)	$12.00
Gold Price ($/oz)	$708.00
Lead Price ($/lb)	$0.75
Gold:Silver Price Ratio	$0.50
Monetary Exchange Rate (Pesos/US $)	12.50:1.00
Cutoff Grade (U/G oxides only)	146 g/t Ag
Cutoff Grade (Mine dump oxides only)	87 g/t Ag

Equating these parameters, the breakeven cutoff grade for silver (G ag) mined from underground oxideresources becomes:

Gag= $43.09/( $12.00 x 0.775 X 0.99) = 4.68 oz Ag/tonne or 146 g Ag/tonne

Pincock, Allen & Holt	REVISED	19.3
90535 February 26, 2009

Most of the January through September 2008 production has been derived from the mechanized cut and fill mining of oxide ores, however, a small amount was obtained from the recovery of old dumps at the mine site. Some preparation work of the deep sulfide zones was commenced during the year, but this was abandoned during the third quarter due to the low-grade of the sulfide material and severely depressed lead and zinc prices. No separate cutoff grades were calculated for the sulfide material due to the lack of separate operating cost data from these efforts. Possible resources of dump material remain, and PAH also calculated a cutoff grade for this material as follows:

CAg= $25.63/($12.00 X 0.775 X 0.99) = 2.78 oz Ag/tonne or 87 g Ag/tonne

Milled oxide ore production for the first 9 months of 2008 was 145,592 tonnes, at an average grade of 131 g Ag/t, and 0.25 g Au/t. Milling of oxide ore from the underground mine totaled 132,043 tonnes at an average grade of 133 g/t Ag, and that from the mine dump recovery totaled 13,549 tonnes at an average grade of 111 g/t Ag. Gold is present in payable quantities in many areas and lead in some. The actual gold head grade is not well known because of the problems in assaying as previously discussed in the laboratory analysis section. In the cutoff grade calculation the small gold and lead credits are already included as an operating cost deduction (see Table 25-6).

There was a significant tonnage of sulfide material (57,072 tonnes) extracted from the mine and transported to the mill patios during the first 9 months of 2008, however, only small amounts of this material were processed in the new flotation plant, as test material. The sulfide material remains stockpiled on the mill patios and will not be processed in the near future, nor will any sulfides be extracted from the mine. In view of the foregoing, PAH has not calculated a cutoff grade for San Martín sulfide material.

From the 145,592 tonnes of oxides ore production, the silver sold in Doré and concentrates during the first 9 months of 2008 was 22.5 million grams (724,240 ounces). The gold sold in Doré and concentrates during the 9-month period of 2008 was 19,875 grams (691 ounces). The estimated process recovery for gold was 55.4 percent. For each ounce of silver paid there were 0.001 ounces of gold paid. At a gold price of $708/oz, this represents a contribution of $0.62 per ounce of silver.

In addition to the Doré sales, a gravity concentrate is produced. During 2008, 43.6 tonnes of gravity concentrates were sold that contained silver, gold and lead values, and the payable lead content was approximately 4,400 kilos of lead. For each ounce of silver sold, approximately 0.01 kilograms (0.02 lbs) of lead were sold. At a price of $0.75/lb of lead, this contributes another $0.02 per ounce of silver.

Lead and zinc production during the first nine months of 2008, at San Martin, resulted in 164,393 lbs Pb and 401,297 lbs Zn. PAH was not provided with costs or recovery information.

This would indicate a total contribution of gold and lead of $0.64 per ounce of silver, which have been included a by-product credit to operating costs (see Table 25-6).

Pincock, Allen & Holt	REVISED	19.4
90535 February 26, 2009

This cutoff estimate was the basis that PAH used to calculate the September 2008 Reserves. PAH notes that that the reserve is in addition to the material considered as resources.

19.3	Reserve Estimate

PAH has reviewed the San Martin annual reserve update of January 1, 2007, along with factors for mining dilution and recovery. In addition, the sampling methods, assaying procedures, compositing methods, data handling, cutoff grade application and grade calculations were reviewed. Several reserve blocks were cross-checked to track data handling from the initial assays to the final tonnage and grade calculation to ensure that the stated methods and practices were observed.

San Martin has estimated the mineable reserve for the main Zuloaga Vein, as well as for Rosario and Cinco Señores and the La Blanca veins. For the Zuloaga Vein, San Martin has tabulated an “in-situ” reserve, with only consideration for mining dilution to a minimum mining width of 2.00 meters but no mining extraction experienced by the cut and fill operations, and without contribution of zinc content.

The total “in-situ” diluted reserve to minimum mining width of 2.00 meters, as tabulated by San Martin and reviewed by PAH, is shown in Table 19-4 at a 146 gram Ag only cutoff grade for the Zuloaga vein and for the NS veins at the San Carlos level. The total “in-situ” reserve and with Au/Pb credits added, as reviewed by PAH, is 0.770 million tonnes averaging 274 grams per tonne silver, for a total of 6.8 million contained ounces of silver. As discussed previously in the calculation methodology section, the proven ore category has been projected 25 meters from the drift sample data, while the probable ore category is projected another 25 meters beyond the proven ore. No material is currently classified beyond the probable category. Broken ore is material blasted in the stopes and awaiting extraction.

Figure 19-1 shows the longitudinal section of the Zuloaga vein; Figure 19-2 shows longitudinal section of the Zuloaga vein at the Cymoid Zone; Figure 19-3 shows the La Blanca Vein, and Figure 19-4 shows Condesa Vein with location of the reserve and resource blocks included in FMS estimates.

During 2007 and 2008, all of the production was derived from cut and fill stopes. In the cut and fill stopes, where the width is less than about 3 meters, the ore is blasted and removed (reused) before blasting the waste onto the stope floor for fill. A minimum mining width of 2 meters is required in the cut and fill stopes for the mechanized equipment in use at the mine.

With an average width in the cut and fill stopes of approximately 2.0 meters, the typical dilution from the walls of the Zuloaga Vein would be that estimated to mine the minimum width of extraction at the 2.00 m width. A mechanized cut and fill mining method will typically (using dry fill) result in an overall mining recovery of approximately 95 percent.

A review of the assays beyond the silver equivalent grade boundary on the walls of the Zuloaga Vein indicated an average diluting grade of approximately 10 to 200 g Ag/t. However, since there is about a one percent difference between the mine feed grades to the mill and the mill calculated feed grade, some

Pincock, Allen & Holt	REVISED	19.5
90535 February 26, 2009

TABLE 19-4
First Majestic Silver Corp.
Minera El Pilón, S.A. de C.V.
San Martín Silver Mine
Mineral Reserves Prepared by FMS, Reviewed by PAH as of September 30, 2008

CATEGORY	Mineralization	Metric	Width	Ag	Pb	Zn	METAL CONTAINED
Proven Reserves	Type	Tonnes	m	g/tonne	%	%	Silver (Only) oz.	Siver eq. oz.
La Blanca Vein	Oxides	78,651	2.42	312			787,827	813,114
Veta Zuloaga	Oxides	374,746	2.78	280			3,376,926	3,497,410
Lazo Cimoide Zone	Oxides	54,624	2.88	207			364,123	381,685
Rosario Vein	Oxides	9,944	2.23	173			55,309	58,506
Cinco Señores Vein	Oxides	9,408	2.58	172			52,026	55,050
SUBTOTAL - 1	Oxides	527,373	2.72	273			4,636,211	4,805,765
							4,636,211	4,805,765
Probable Reserves
La Blanca Vein	Oxides	24,634	2.05	339			268,716	276,636
Lazo Cimoide Zone	Oxides	19,105	2.71	273			167,581	173,724
Veta Zuloaga	Oxides	195,427	2.62	270			1,696,443	1,759,275
Rosario Vein	Oxides	3,925	2.23	173			21,831	23,093
SUBTOTAL - 2	Oxides	243,091	2.56	276			2,154,571	2,232,727
							2,154,571	2,232,727
Proven and Probable Reserves							6,790,782
TOTAL	Oxides	770,464	2.67	274			6,790,782	7,038,492

(1)	Estimated Reserves are exclusive of Resources. Estimates by FMS reviewed by PAH.
(2)	Cut Off estimates as 146 g/tonne Ag for mined oxides, and 87 g/tonne Ag for dump recovered oxides; Ageq=Au/Pb credits = 10g/tonne Ag.
(3)	Metal prices at $708/oz-Au, $12.00/oz-Ag, $0.75/lb-Pb, $0.50/lb-Zn.
(4)	Mine dilution is included at a minimum mining width of 2.00m. Estimates do not include mining recovery.
(5)	Base metals, Lead and Zinc are not recovered due to low market prices.

Mineral Resources
Measured Resources
Zuloaga Vein	Oxides	120,620	4.96	234			907,457	946,238
Cinco Señores Vein	Oxides	1,784	4.06	145			8,317	8,890
SUBTOTAL - 3	Oxides	122,404	4.95	233			915,774	955,128
Condesa Vein	Sulfides	20,899	2.95	166	0.97	1.26	111,538	111,538
Zuloaga Vein	Sulfides	394,872	3.25	93	0.86	2.11	1,180,675	1,180,675
SUBTOTAL - 4	Sulfides	415,771	3.23	97	0.87	2.07	1,292,213	1,292,213
Indicated Resources
La Blanca Vein	Oxides	18,805	1.37	351			212,331	218,377
Zuloaga Vein	Oxides	161,802	4.41	344			1,789,507	1,841,527
Lazo Cimoide Zone	Oxides	34,089	2.97	288			316,103	327,063
Rosario Vein	Oxides	79,665	6.04	161			411,260	436,873
SUBTOTAL - 5	Oxides	294,361	4.49	288			2,729,201	2,823,840
La Huichola Vein	Sulfides	68,441	1.87	389	0.48	0.53	855,967	855,967
Condesa Vein	Sulfides	22,774	1.64	235	0.42	0.73	171,988	171,988
La Hedionda Vein	Sulfides	29,375	1.52	134	0.34	0.63	126,553	126,553
Zuloaga Vein	Sulfides	550,094	5.65	76	1.05	1.87	1,344,131	1,344,131
SUBTOTAL - 6	Sulfides	670,684	4.95	116	0.94	1.64	2,498,639	2,498,639
		416,765	Oxides
Measured and Indicated Resources		1,086,455	Sulfides
TOTAL	Oxides plus Sulfides	1,503,220	4.38	154	0.91	1.80	7,435,827	7,569,820
		1,187,229	Oxides
		1,086,455	Sulfides

(1)	Estimated Reserves are exclusive of Resources.
(2)	Cut Off estimates as 146 g/tonne Ag for mined oxides, and 87 g/tonne Ag for dump recovered oxides; Ageq=Au/Pb credits = 10g/tonne Ag.
(3)	Metal prices at $708/oz-Au, $12.00/oz-Ag, $0.75/lb-Pb, $0.50/lb-Zn.
(4)	Mine dilution is included at a minimum mining width of 2.00m. Estimates do not include mining recovery.
(5)	Base metals, Lead and Zinc are not recovered due to low market prices.

Proven and Probable Reserves plus Measured and Indicated Resources.
TOTAL RESERVES AND RESOURCES	Oxides plus Sulfides 2,273,684	3.80	195	0.91	1.80	14,226,609	14,608,312

(1)	Estimated Reserves are exclusive of Resources.
(2)	Cut Off estimates as 146 g/tonne Ag for mined oxides, and 87 g/tonne Ag for dump recovered oxides; Ageq=Au/Pb credits = 10g/tonne Ag.
(3)	Metal prices at $708/oz-Au, $12.00/oz-Ag, $0.75/lb-Pb, $0.50/lb-Zn.
(4)	Mine dilution is included at a minimum mining width of 2.00m. Estimates do not include mining recovery.
(5)	Base metals, Lead and Zinc are not recovered due to low market prices.

Inferred Resources
La Blanca Vein	Oxides	221,166	1.93	345			2,452,132	2,523,239
Lazo Cimoide Zone	Oxides	497,337	2.75	292			4,669,008	4,828,906
Zuloaga Vein	Oxides	2,277,399	2.33	289			21,160,600	21,892,801
Rosario Vein	Oxides	557,838	6.24	153			2,735,614	2,914,964
Condesa Vein	Oxides	87,376	6.00	63			176,980	205,072
SUBTOTAL - 8	Oxides	3,641,116	3.05	266			31,194,335	32,364,981
							31,194,335	32,364,981
La Huichola Vein	Sulfides	236,065	1.87	389	0.48	0.53	2,952,380	2,952,380
Condesa Vein	Sulfides	61,193	1.19	293	0.26	0.53	576,345	576,345
La Hedionda Vein	Sulfides	118,057	1.52	134	0.34	0.63	508,615	508,615
Zuloaga Vein	Sulfides	4,157,817	7.70	102	1.52	1.73	13,635,045	13,635,045
SUBTOTAL - 9	Sulfides	4,573,132	7.15	120	1.42	1.62	17,672,384	17,672,384
							17,672,384	50,037,365
Inferred Resources
TOTAL (6)	Oxides plus Sulfides	8,200,000	5.34	185	1.40	1.60	48,900,000	50,000,000

(1)	Estimated Reserves are exclusive of Resources.
(2)	Inferred Resources are especulative in nature and may not become Reserves.
(3)	Metal prices at $708/oz-Au, $12.00/oz-Ag, $0.75/lb-Pb, $0.50/lb-Zn.
(4)	Mine dilution is included at a minimum mining width of 2.00m. Estimates do not include mining recovery.
(5)	Base metals, Lead and Zinc are not recovered due to low market prices.
(6)	Rounded figures.

Pincock, Allen & Holt	REVISED	19.6
90535 February 26, 2009

W
E
OXIDES
SULFIDES
RESERVES
RESOURCES
SCALE
METERS

Project No. 90535

Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.

Project Name
San Martin Silver Mine
43-101 Technical Report

FIGURE 19-1
ZULOAGA VEIN
RESERVE / RESOURCE BLOCKS

Date of Issue: Jan/2009

Drawing Name: Fig.19-1.dwg

W
E
PIN 5708
PIN 5684
ESC 5708
ESC 5684
ESC 5650
SJO-5530
SJO-5495
San José
Santa Maria
BA-5550
Ballenas
Congrejos
San Pablo
San Juan
NIVEL BALLENAS
SANTA MARIA
OXIDES
SULFIDES
RESERVES
RESOURCES
SCALE
METERS

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	FIRST MAJESTIC SILVER Corp.	FIGURE 19-2 CYMOID ZONE RESERVE / RESOURCE BLOCKS	Jan/2009
Project No. 90535	Project Name San Martin Silver Mine 43-101 Technical Report		Drawing Name Fig.19-2.dwg

W
E
SJO-5613
29,912
1.91-399
8,171
1.71-408
FTE. 5885
BA-5970
BA-5990
BA-5920
BA-5880
BA-5860
28,454
BA-5760
BA-5700
BA-5650
BA-5600
BA-5556
14,915
R. 5613
NIV. SAN JOSE
NIV. BALLENAS
54,869
1.98-343
R. 5890
R. 5880
R. 5810
R. 678
CA-5585
CA-5640
FTE_5490
NIV. CANGREJOS
SP-5920
R-5735
SP-5730
25,726
1.69-343
R. 680
SP-5545
SP-5485
92,293
2.11
NIV. SAN PABLO
SJU-5675
Fte. 663
SAN JUAN
DIQUE
ELEV_1600
ELEV_1500
SECC. 6050
SECC. 6000
SECC. 5950
SECC. 5900
SECC. 5850
SECC. 5800
SECC. 5750
SECC. 5700
SECC. 5650
SECC. 5600
SECC. 5550
SECC. 5500
SECC. 5450
SECC. 5400
SECC. 5350
SECC. 5300
11300 N
11200 N
LA BLANCA
ZULOAGA
BALLENAS
CANGREJOS
SAN JUAN
SAN JOSE
FTE. 195
OXIDES
SULFIDES
RESERVES
PROVEN
PROBABLES
RESOURCES
MEASURED
INDICATED
INFERRED
SCALE
METERS

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	FIRST MAJESTIC SILVER Corp.	FIGURE 19-3 LA BLANCA VEIN RESERVE / RESOURCE BLOCKS	Jan/2009
Project No. 90535	Project Name San Martin Silver Mine 43-101 Technical Report		Drawing Name Fig.19-3.dwg

VETA CONDESA
MINA DE AGUA
Zanja Bulldozer
87,376 Tons.
VETA PLOMOSAS
Elev. 1500 m.s.n.m.
Elev. 1420 m.s.n.m.
Elev. 1400 m.s.n.m.
Elev. 1380 m.s.n.m.
Elev. 1360 m.s.n.m.
Elev. 1300 m.s.n.m.
Elev. 1200 m.s.n.m.
CO-584
CO-553
CO-6371
RC-1
RC-2
Desprendimiento al alto 2
veta condesa
OXIDES
SULFIDES
RESERVES
PROVEN
PROBABLES
RESOURCES
MEASURED
INDICATED
INFERRED
SCALE
METERS

Project No. 90535

Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.

Project Name
San Martín Silver Mine
43-101 Technical Report

FIGURE 19-4
CONDESA VEIN
RESERVE / RESOURCE BLOCKS

Date of Issue: Jan/2009

Drawing Name: Fig.19-4.dwg

additional dilution is being introduced in the stopes. The recognition and correction of the various excess dilution sources will help the mine reconcile the differences in grade between the mine and mill.

PAH recommends that San Martin assign a geologist to spray paint the boundaries of the economic mineralization along the stopes to avoid higher dilution during the mining activities.

Table 19-4 summarizes the diluted, recovered with credits added for Au/Pb, proven and probable reserves at San Martin as reviewed by PAH. PAH notes that the reserve is in addition to the material considered as resources.

PAH notes that the current mining across the width of the Zuloaga Vein is often conducted with limited regard to economic cutoff grade or mineable width considerations, resulting in taking maximum vein widths. This maximum width typically includes zones within the veins that are above the cutoff grade, as well as sub-ore grade mineralization below the cutoff grade. PAH believes that San Martin can be more selective in mining across the veins to extract the ore above cutoff grade, without taking as much of the sub-ore grade mineralization. Reducing the amount of the lower grade material taken during mining will potentially reduce mining costs, haulage costs, and processing costs, and allow for a more efficient and economic operation. In PAH review San Martin’s blocks of the Cinco Señores vein were discounted from the probable reserves and added to resources due to lower average grade than the COG estimated for silver only.

19.3.1	Conclusion

PAH believes that these reserve estimates have been reasonably prepared and conform to acceptable engineering standards for reporting of reserves. PAH believes that the classification of the reserves meets the standards of Canadian National Instrument NI 43-101 and the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM).

19.4	Resource Estimation

The Resource calculations by San Martin are based on projections of the mineralized zones of 50 meters beyond the areas of the reserves for the measured resources, and another 50 meters beyond the boundaries of the measured resources for the blocks of indicated resources. The grade for these blocks is determined from the grade estimated for the adjacent Reserve blocks, and sampling in mine workings and drill holes located within the block area.

San Martin’s estimated mineral resources are considered conservative, since only adjacent blocks are projected from the reserve blocks. Mineralization in the Zuloaga vein has shown an estimated 70/30 percent ore to waste ratio within the mineralized structure; therefore, based on mining records the resource projections above and below the reserve blocks may be extended to the length of the known structure.

Pincock, Allen & Holt	REVISED	19.11
90535 February 26, 2009

In addition to the Reserves, San Martin has estimated Resources in blocks along the Zuloaga vein, La Blanca vein, the Plomosa–Rosario vein, the Rosario–Condesa vein, and in two other NS newly accessed veins that cross the main mineralized structure. These blocks were estimated in the same manner as that described previously for the reserve blocks, with the additional calculation of lead and zinc assays where they are available, however no additional contribution was considered for zinc.

The mineralized veins within the deeper parts of the mine, as well as in some other localized areas, contain variable amounts of base metals, particularly zinc, which is locally present in sufficient quantities to potentially be considered as an additional metal product for revenue generation. The Zuloaga Vein contains resource areas that are locally as high as 5 percent zinc. The La Blanca Vein also contains higher zinc values. Zinc grade distribution is not well defined as sample analysis for zinc has historically been limited, but is being conducted routinely for the exploration drilling in more recent sampling.

Metallurgical studies have been performed by experts at the Universidad Autónomade San Luis Potosí, México, and a vertical flotation cell has been installed on site for producing a lead/silver concentrate. The long-term plans are to make both a lead/silver and a zinc concentrate that would be shipped to the Peñoles smelter in Torreón, México or sold internationally. However, the final flow sheet design has not been completed, and to-date, only testwork has been developed in a column flotation cell that has been installed within the plant area, producing minor amounts of lead/silver and zinc concentrates, although it appears that zinc and lead concentrate production could potentially be feasible. FMS has determined to postpone further research on sulfides recoveries due to the current low lead and zinc prices.

PAH has reviewed the preliminary technical and economic information for the potential processing of the zinc and has found that although the potential processing of zinc is encouraging and should be pursued, the current degree of evaluation is not sufficiently high to add the zinc contribution to the resource grade. In current Resource grade estimates the zinc has been only indicated as part of the block’s grade, but not included in value or silver equivalent.

San Martin’s estimate of measured and indicated resource blocks is shown in Table 19-4. The measured and indicated silver resource consists of 1,503,000 tonnes averaging 154 grams per tonne silver only, for a total content of 7,570,000 ounces of silver equivalent. The resource grade has not been discounted by San Martin for a metallurgical recovery or mine dilution, and it is only estimated for silver only grade.

San Martin has also estimated Inferred resources that have resulted in silver equivalent of 50 million ounces contained in 8.2 million tonnes of inferred resources.

San Martin’s estimated resource blocks do not include the estimated reserve blocks since these have been projected at distances that are adjacent and beyond the reserve blocks boundaries.

San Martin’s mineral resources do not include development details for underground mine accessibility and mine planning, therefore, in PAH opinion these resources are appropriately reported as resources, with estimated tonnage and grade calculated from available data on an “in-situ” basis.

Pincock, Allen & Holt	REVISED	19.12
90535 February 26, 2009

Based on these assumptions, and in the mine’s silver COG, PAH reviewed the San Martin estimates. The resulting resources were not credited with the contribution for gold/lead to the silver grade, which at the current San Martín rate of production, may add over 20 years of life to the mine. These resources were not adjusted for mine dilution, mine or metallurgical recovery, or S&R charges.

The mineral resources estimated by San Martin and reviewed by PAH are presented in the lower part of Table 19-4. PAH notes that these resources are in addition to the previously reported reserves.

San Martin has estimated additional silver resources at a distance beyond the proven and probable reserves. These additional resources lack sufficient drifting, raising, sampling, drill holes or old workings with production data and are estimated at a lower degree of confidence than the other reserve or resource categories. PAH considers these additional resources to be of an inferred category and they are based on projections of presumed vein continuity ahead, above, and below current mining; and based on very widely-spaced drill holes, surface sampling or old surface workings. Exploration and development of these inferred resources is presented in the corresponding section of this report. Those inferred resources are presented in separate line at bottom of the Table 19-4.

The inferred resources need considerable grade and tonnage information before they can be “proved up” to “mineable reserves.” In addition, historically about 70 percent of the vein has been mined due to the normal low grade, narrow zones or waste areas contained within the vein. To date, the Zuloaga Vein has demonstrated a continuity along 3.0 kilometers of strike length and down dip to about 400 meters; so it is reasonable to assume that in the future resources will continue to be converted to ore as additional drifting, crosscutting and raising define vein configurations, sampling and assaying determine the grade, and diamond drilling confirms vein extensions and fills in data gaps.

19.5	Conclusion

PAH believes that these resource estimates have been reasonably prepared and conform to acceptable engineering standards for reporting of resources. PAH believes that the classification of the resources meets the standards of Canadian National Instrument NI 43-101 and the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM).

The reserves and resources herein reported by FMS for the San Martín mine were reviewed by PAH and constitute part of an operation by FMS. There are no significant technical, legal, environmental, political or other kind of restrictions; therefore, in PAH’s opinion these reserves and resources may not be materially affected by issues that could prevent their extraction and processing.

Pincock, Allen & Holt	REVISED	19.13
90535 February 26, 2009

20.0	OTHER RELEVANT DATA AND INFORMATION

The San Martín mine is an operation focused on extracting ore from the Zuloaga vein its workings have reached nearly 3,000 meters along strike, at different levels of approximately 400 meters in vertical development. Sub-parallel and crossing veins to the Zuloaga have been discovered along the main structure, such as the La Blanca vein, the Cymoid zone, and the parallel vein at the Crucero 6409 in the San Carlos level, as well as the crossing NS veins at Crucero 6231 and at the Sección 6195.

While the extracted ore is mainly oxidized material, at the San Carlos level an increasing presence of sulfides may indicate the transition zone between oxides and sulfides; however, the mineralization occurs in strong concentrations, with more zinc, lead, copper and possibly gold associated in the primary mineralization zone. Another interesting target for exploration within the mine area is known as “Plutonic Breccia,” which may represent a Porphyry Rhyolite Stock, and this could be related to the mineralizing channels, and the recently defined Cymoid Zone which represents a split of the Zuloaga vein.

Numerous other veins, sub-parallel to the Zuloaga vein and in a crossing pattern appear to indicate an important geologic potential to be investigated within the San Martín de Bolaños District, and within the FMS holdings.

The San Martín mine is managed by a professional staff that FMS and its Mexican subsidiaries has contracted and trained in the operation throughout the many years of work in this District. The San Martín mine appears as a stable, progressive mining and metallurgical operation.

San Martín’s future is founded on the timely and proper manner of reserve development to sustain the operation. The San Martin should focus efforts in mining the reserves to develop a profitable operation with supporting investments for continued exploration. As of September 2008, San Martín mineral reserves amounted to about three years of continued operation at current production capacity; however, if the current measured and indicated resources were developed into reserves, the operation may be projected to about 5 years more in addition to significant inferred resources.

Pincock, Allen & Holt	REVISED	20.1
90535 February 26, 2009

21.0	INTERPRETATION AND CONCLUSIONS

In 1981, Mr. Héctor Dávila Santos founded the Mexican corporation Minera El Pilón, S.A. de C.V. and purchased the San Martín property, developed the mine, constructed the process plant, and then began production in 1983. In 1997 First Silver Reserve Inc. (FSR), by reverse takeover, acquired all the shares of the Mexican company Minera El Pilón, S.A. de C.V., owner and operator of the San Martín mine. In September 2006 First Majestic Resource Corp. acquired FSR, and consequently is now the owner and operator of the San Martin Silver Mine and other assets once owned by FSR. Subsequently to First Majestic’s acquisition of First Silver, the corporate name of the Company was changed to First Majestic Silver Corp.

The San Martín mine includes underground operations that have opened six main drifts with levels at an approximate 35-meter vertical separation. Each one of the drifts has been developed to a maximum extension of approximately 3,000 meters, with interconnecting ramps between levels, and all have surface access to the Cerro Colorado hillside. Since 1983 to September 30, 2008, over 4.3 million tonnes of silver ore have been extracted and processed, to produce sales of approximately 33.6 million ounces of silver, including some gold and lead. Most of the San Martín ore production has been mined from the Zuloaga vein, with only minor production extracted from the La Blanca vein, which branches out from the hanging wall of the main structure.

The processing plant consists of crushing, grinding and conventional cyanidation by agitation in tanks. Silver and gold values in solution are then precipitated by the Merrill-Crow method, by adding zinc dust and smelting the precipitates into doré bars for shipment to a smelter. A gravity separation circuit consisting of two Falcon concentrators and one vibrating Wilffley table have been added to the processing system to recover coarse grains and some sulfides that are not leached in the cyanidation circuit.

Other installations include laboratory facilities, offices, dining room and some housing for key employees.

In addition to the mineral rights covered by 31 mining concessions that include 7,841 hectares (19,375 acres), FMS also has purchased the surface rights for 1,300 hectares (3,212 acres) of land that include the mine installations, part of the access roads, and surrounding areas. Additionally, San Martin has acquired the surface rights of 107 hectares (264 acres) of land where the plant installations and camp are located.

San Martin’s corporate offices are located in the State of Durango capital city of Durango, where purchasing, legal and accounting administrative functions give support to the mining operation. FMS head offices for all its Mexican subsidiaries and operations are located at the same offices in the state of Durango capital city of Durango.

Mine and plant statistics for the first nine months of 2008 indicate that the Run-of-Mine (ROM) Ore averaged 169 g/t silver. The total 2008 silver and gold recovery from Doré 724,239 ounces and 635

Pincock, Allen & Holt	REVISED	21.1
90535 February 26, 2009

ounces respectively. During this period, 43.6 tonnes of gravity concentrates were also produced containing about 4,400 kilograms of lead with some silver and gold values. Contribution of the lead and gold per ounce of silver was estimated at $0.64 as by-product credit to operating costs.

Estimated reserves for September 30, 2008, as reviewed by PAH resulted in:

Proven and Probable Reserves:

Tonnes	Ag only(*)	Ag eq. Contained Ounces.
770,000	274 g/t	7,038,000

(*) - Ag includes added value for gold/lead credits.

These estimated reserves indicate about 3.0 years of operation from October 2008.

At the San Martín mine, the majority of its silver ore has been extracted from the Zuloaga vein. Numerous other veins occur within the San Martín area that appear to represent similar structural and mineral characteristics as those of the Zuloaga vein.

Exploration potential for finding and developing new resources/reserves in the San Martín district still appears to be promising. FMS has been developing an aggressive exploration program based on economics, direct exploration development and diamond drilling by in-house operators and with contractors for deep drilling.

Direct exploration development is integrated into the mine preparation programs and in vein deposits this has proven to be the most effective method of exploration. For the year 2009, a program of underground development includes about 450 meters for exploration and drill site access preparation has been planned including an aggressive drilling program for both, underground and surface drilling. This program includes 93 drill holes with a total programmed depth of 13,400 meters at an estimated cost of about $1.70 million. At the time of writing this report FMS has delayed the 2009 program due to market conditions.

To date, the drilling program has identified 5 target zones with 26 drill holes from surface along the Zuloaga vein in the San Martín mine. These 26 drill holes are directed to investigate areas of resources with the objective to increase reserves, and if it is successful, the program should result in additional resources/reserves for the mine, according to FMS’s Geology Department projections. FMS has also programmed 67 drill holes with a total length of 6,500 meters from underground sites to investigate six targets in the Rosario, Escondida and the Zuloaga veins at the Cangrejos, Ballenas, San José and Cymoid zone.

Current estimated Resources for the San Martín mine include Measured and Indicated Resources calculated by FMS and reviewed by PAH, as follows:

Pincock, Allen & Holt	REVISED	21.2
90535 February 26, 2009

“In-Situ” Measure and Indicated Resources as of September 30, 2008.

Tonnes	Ag only (*)	Ag eq. Contained Ounces
1,500,000	154	7.6 million

(*) – Ag grade includes added value for Au/PB credits.

Resources “in-situ” with no mine dilution or recovery considerations. These resources, estimated along the Zuloaga vein, if proven to reserve certainty may add about five more years to the mine life.

The reserves and resources herein reported by FMS for the San Martín mine and reviewed by PAH constitute part of a mineral deposit that is currently under operation, without technical, legal, environmental, political or of any other kind of restrictions, therefore, in PAH’s opinion these reserves and resources may not be materially affected by relevant issues that may prevent their extraction and processing.

PAH is not aware of any environmental liabilities in the San Martín mining district. Most of the area covered by the concessions is mining and prospective land for mineral exploration and mine development in rough topography. San Martin workings are of limited extent with relatively small waste dumps that have been developed with minor surface disturbances. Most of the mine operations are located within land holdings owned by FMS or its subsidiaries. The San Martín underground operation has been developed on the Zuloaga vein, the strike of which intersects the western slope of the Cerro Colorado hill. Selected ores are extracted in the mining operation and only relatively small waste dumps have been formed during the long history of production. Currently San Martin operates mainly with Cut-and-Fill mining methods to avoid accumulation of large waste dumps on surface, and most waste generated from development is used for stope backfill.

San Martin has two regular annual contracts with the Smelter and Refinery of MET-MEX Peñoles located in the city of Torreón, Coahuila State, México. Peñoles is the largest silver refinery in México and the World, with a capacity of approximately 100 million ounces of silver per year. The contracts between San Martin and Peñoles for sales of Doré and concentrates are typical for those kinds of minerals.

During 2008 San Martin shipped Doré and gravimetric concentrates containing a total of 0.5 million ounces of silver, 600 ounces of gold and 4.5 tonnes (12,000 lbs) of lead to Peñoles.

San Martin ships Doré bars by armored truck to Torreon, where they are delivered to a purchasing representative for deliver to Peñoles. San Martin gravity concentrates, sold to Peñoles during 2008, contained about 10 percent lead, 2 percent zinc, 20 percent sulfur, 4 kg/t silver and 20 g/t of gold. Gravity concentrates are shipped by truck from the mine to Torreón, Coahuila, to MET-MEX Peñoles Smelter and Refinery.

Pincock, Allen & Holt	REVISED	21.3
90535 February 26, 2009

Production costs for the San Martín mine in 2008 for January to September, totaled $7.9 million to produce approximately 184,440 tonnes of ore, containing saleable silver amounting to 724,240 ounces and 691 ounces of gold. On a unit basis, cash production costs were $40.87/tonne of ore.

As expected the project exhibits the greatest sensitivity to metal prices, followed by operating costs, and finally by capital costs. Any variances in grade or metallurgical recovery will be equivalent to similar changes in metal prices, since all three factors impact the revenue stream equally.

In all cases, however, the San Martin mine shows positive economics as measured by a cash flow exercise, and thus the postulated reserve position is acceptable.

Pincock, Allen & Holt	REVISED	21.4
90535 February 26, 2009

22.0	RECOMMENDATIONS

The San Martín mine has been in operation since 1983, with a long history of mineral reserves development, until about the year 2000, when the precious metals prices forced reduction of the exploration budget; however, in recent years with improved metal prices personnel and budgets have increased to escalate the exploration programs.

PAH highly recommends a continued support for the exploration activities in San Martín to develop resources into reserves and extend the mine life. Care must be taken to prioritize the exploration targets since the area holds a broad potential for development and possible discovery of new ore bodies. Underground access to the areas of exploration must be a primary objective to investigate identified resource targets.

In the past, San Martín had expensed most mine development, exploration and used equipment purchases; however, FMS has instituted a new fiscal policy, and many previously expensed costs and equipment purchases are now capitalized. The anticipated year-end 2008 expenditures are consistent with the mine's plans to continue increasing ore reserves and improve the overall efficiency of the present operation. Most of the mine capital expenditures spent in the first three quarters of 2008 were for mine development and exploration, mine and mill equipment and other ancillary equipment and administrative expenditures. See projected capital expenditures in Table 25-9.

PAH recommends that San Martín proceed with the projected capital expenditures.

Subject to improving market conditions, FMS has authorized a $2.476 million exploration budget for 2009, which should result in a significant increment of reserves. This program includes approximately 450 meters of underground exploration development for drifting, crosscutting and drill sites preparation, in addition to 67 drill holes with a total programmed depth of over 6,500 meters. This program also includes 26 drill holes with total projected depth of 6,900 meters to be drilled from surface sites. Budget for this program is approximately $2.5 million, although part of the expenditures, are usually included into the operating costs. The capital expenditures in budget for 2009 include $96,000 for direct investments in geophysical studies, $52,000 for geochemical sampling, and $650,000 for access roads and rill sites construction on surface, to support the diamond drilling program.

The San Martín mine includes now a long underground development of about 3,000 meters in some of the levels, for over 25 km in workings along the main operating levels. Maintenance of the access roads for transportation of the ores from different stopes makes this task complicated and expensive; however, the San Martin mine has recently acquired additional special equipment to accomplish this task, including a small bulldozer and an underground grader. To maintain clean underground roads will help in equipment maintenance.

With the possibility of establishing sufficient resources of sulfide ore to warrant the use of the newly constructed of a sulfide-ore processing plant (flotation area), PAH considers it worthwhile conducting

Pincock, Allen & Holt	REVISED	22.1
90535 February 26, 2009

mineral processing testwork on samples from the mine as they become available, in preparation for future higher prices of the metals, particularly Lead and Zinc.

In PAH opinion the programmed capital expenditures for the fourth quarter of 2008 and the year 2009, for a total of US$3.45 million are scheduled to improve the operation and through a successful exploration program, increase the mine’s reserves and therefore the mine life.

Details of recommended investments are presented in Table 22-1.

TABLE 22-1
First Majestic Silver Corp.
Cia. Minera El Pilón, S.A. de C.V.
San Martín Silver Mine
Recommended Program of Exploration for 2009

Exploration Activities	Objective	Area	Quantity	Total Estimated Cost US$
Geophysical Survey IP	Define areas	Rosario	15 km	24,000
	for drilling	Condesa	15 km	24,000
		Los Bancos	30 Km	48,000
Total				96,000
Geochemical Survey	Define areas	Rosario	200 samples	10,000
	for drilling	Condesa	250 samples	10,000
		Los Bancos	300 samples	8,000
		Providencia	150 samples	12,000
		La Esperanza	300 samples	12,000
Total				52,000
Surface Diamond Drilling	Develop resources	Ciruelo	1,460 m (9 dh)	146,000
		Mina de Agua	1260m (4 dh)	126,000
		Los Bancos (Zuloaga)	1780 m (5 ddh )	178,000
		Providencia	1200 m (4 dh)	120,000
		Hedionda	1200 m (4 dh)	120,000
Total				690,000
Underground Diamond Drilling	Develop resources	Rosario	930 m (6 dh)	93,000
	at depth	Escondida	1080 m (9 dh)	108,000
		San Jose	820 m (8 dh)	82,000
		Ballenas	1470 m (7 dh)	147,000
		Cangrejos	1500 m (9 dh)	150,000
		Lazo Cimoide	700 m (28 dh)	70,000
Total				650,000
		Zuloaga (cruceros / bdd)
Underground development	Develop reserves and Resources		450 m	337,500
Road Surface Diamond Drilling	Develop reserves and resources	Los Bancos - Rosario	1000 m	650,000
Grand Total				2,475,500

Pincock, Allen & Holt	REVISED	22.2
90535 February 26, 2009

23.0	REFERENCES

1.

Albinson-F., T., 2002, Estudio de microtermometría y análisis de arcillas de muestras del barreno Z-211, Distrito San Martín de Bolaños, Jalisco, México. Unpublished, private report to Minera El Pilón, 10p.

2.	Ibarra Amaya Armando, Ing. 2,002, Operations costs memorando to Minera El Pilón dated December 5, 2002.

3.	Garcia Jiménez & Associados, June 2005, Legal opinion on Pilón mining concessions.

4.	Lyons, J.I., 1988, Geology and Ore Deposits of the Bolaños Silver District, Jalisco, México: Economic Geology, v.83, p. 1560-1582.

5.	Lyons, J. I., 2000, San Martín de Bolaños, Minera El Pilón, S.A. de C.V. Unpublished Exploration Report to Minera Pilón, dated April 25, 2000.

6.	Motilla, Luis, 1998, unpublished company report.

7.

Megaw, Peter K.M., May 2003, Technical Report for the Minera El Pilón S.A. de C.V. Properties San Martín de Bolaños District, San Martín de Bolaños, Jalisco, México, for Minera El Pilón, S.A. de C.V. and First Silver Reserve Inc.

8.

Pincock, Allen & Holt, Inc. (King, W.D., Milne, S., Stinnett, L.A. and Walter, K.) 1996, Minera El Pilón, San Martín Unit Valuation: Project 9161.00: Qualifying report for First Silver Reserve Inc., December 13, 1996.

9.	Scheubel, F. R., Clark, K.F., and Porter, E.W., 1988, geology, Tectonic Environment and Structural Controls in the San Martín de Bolaños District, Jalisco, México Economic Geology, v.83, p. 1703-1720.

10.

Pincock, Allen & Holt, Inc. (King, W.D., Milne, S., Stinnett, L.A.), 2001, Minera El Pilón, San Martín Unit Reserve Audit and Project Update: Project 9206.02: Technical Report for First Silver Reserve Inc., April 19, 2001.

11.

Gabriel Hernández, Ing. Armando, Metalurgista de Investigación, 25 Noviembre, 2004, Determinación de la Densidad de Sólidos. 8 muestras de mineral de la mina Zuloaga, San Martín de Bolaños, unpublished report on behalf of Minera El Pilón, S. A. De C. V.

12.	INEGI (Instituto Nacional de Estadística, Geografía e Informática), XII Censo General de Población y Vivienda 2,000. Estadísticas generales de población y climatología..

Pincock, Allen & Holt	REVISED	23.1
90535 February 26, 2009

13.	Minera El Pilón, S.A. de C.V., May 2005, data supplied to PAH for this report preparation, including operating records, estimates, and projections, maps, etc.

14.

This Technical Report was based on Mr. Stevens, Mr. López, Mr. Milne, Mr. Stinnett, and Mr. Hyyppa opinions of the current conditions at the mine, on incorporation of the last operating and exploration results developed by technical representatives and contractors for Minera El Pilón, upon review and verification of the database and of the geologic interpretations to determine mineral reserves and resources; and on great part of the analysis for the San Martín Unit operation as presented on PAH’s previous reports, data base and various site visits.

15.

Technical Report for the San Martín de Bolaños Silver Mine, State of Jalisco, México. June 23, 2005, prepared for First Silver Reserve Inc. by Pincock, Allen & Holt, Inc. as Project No. 9161.01. This Technical Report was published in SEDAR on July 5, 2005.

16.	Lic. Carlos Galván Pastoriza, September 30, 2008. Legal opinion on the mining concessions held by Minera El Pilón in the San Martín de Bolaños mining district, State of Jalisco, México.

17.

Permisos y Autorizaciones Ambientales, October 27, 2008, provided by Ing. José Luis Hernández Ibañez, Manager of Environmental and Permitting for First Majestic Silver Corp. at Corporate offices in Durango city, State of Durango, México.

18.

Technical Report for the San Martín de Bolaños Silver Mine Amended, State of Jalisco, México. July 24, 2007, prepared for First Majestic Silver Corp. by Pincock, Allen & Holt, Inc. as Project No. 70540. This Technical Report was published in SEDAR on July 24, 2007.

19.	Data and estimates prepared by Minera El Pilón at San Martín and at FMS Corporate offices in Durango city, State of Durango, México.

20.	Observations by PAH during site visit to the San Martín Silver Mine in Jalisco State, México during the period of November 2–4, 2008 and during other previous visits to the operation in 2006 and 2007.

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90535 February 26, 2009

24.0	DATE AND SIGNATURE PAGE

Leonel López, C.P.G.
165 S. Union Blvd. Suite 950
Lakewood, Colorado 80228
Phone (303)986-6950
Fax (303)987-8907
leonel@pincock.com

I, Leonel López, C.P.G., am a professional geologist and Principal Geologist for Pincock, Allen & Holt, Inc. of 165 S. Union Boulevard, Suite 950, Lakewood, Colorado, USA. This certificate applies to the Technical Report for the San Martin Silver Mine, State of Jalisco, México dated February 26, 2009 (the “Technical Report”).

1.

I am a Professional Geologist (PG-2407) in the state of Wyoming, USA, a Certified Professional Geologist (CPG-08359) in the American Institute of Professional Geologists, a Member (No. 1943910RM) as SME Founding Registered Member, a registered Geological Engineer (Cédula Profesional #1191), in the Universidad Nacional Autónoma de México, a member of the International Association on the Genesis of Ore Deposits, a member of the Society of Economic Geologists, and a member of the Association of Exploration Geochemists.

2.

I graduated from the Universidad Nacional Autónoma de México with the title of Ingeniero Geólogo in 1966 and subsequently have taken numerous short courses in Economic Evaluation and Investment Decision Methods at Colorado School of Mines, other short courses and seminars on mineral economics, and other technical subjects in related professional seminars. I have practiced my profession continuously since 1963.

3.

Since 1963, I have been involved in mineral exploration and economic evaluation of mineral properties for gold, silver, lead, zinc, copper, antimony, and non-metallic deposits as fluorite, barite, dolomite and coal deposits in Canada, United States of America, México, Guatemala, Costa Rica, Nicaragua, Ecuador, Venezuela, Perú, Bolivia, Chile, Brazil and Argentina.

4.	As a result of my experience and qualification I am a Qualified Person as defined in NI 43-101.

5.

I am presently a Principal Geologist with the international resource and mining consulting company of Pincock, Allen & Holt, Inc. and have been employed since December 2003, and was formerly employed by the same firm from 1988 to 1993.

6.

I have previously worked on the San Martín de Bolaños mine, as an independent engineer in 1991 and in 2005. I have previously visited the operation during the periods of May 16-19, 2005 and January 23-26, 2007. As part of this study, I visited the project site from November 2 to 4, 2008 for the purposes of observing site layout and infrastructure, examining the deposit geology, inspecting the underground mine, inspecting exploration drilling locations, reviewing sampling

Pincock, Allen & Holt	REVISED	24.1
90535 February 26, 2009

procedures, reviewing available exploration and reserve and resource estimates and data, and discussing the project with site personnel.

7.

I am the primary author of the Technical Report. I am responsible for and supervised the preparation of all report sections. I have visited the project in January 2007 and November 2008, and I have acted as Project Manager for the preparation of this Technical Report.

8.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

9.	I am independent of First Majestic Silver Corp. in accordance with the application of Section 1.4 of National Instrument 43-101.

10.	I have read National Instrument 43-101, Form 43-101F1 and this report has been prepared in compliance with NI 43-101 and Form 43-101F1.

11.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publications in the public company files, on their websites accessible by the public.

Dated in Lakewood, Colorado, this 26th day of February 2009

“Leonel López, C.P.G.”

Leonel López, C.P.G.

Pincock, Allen & Holt	REVISED	24.2
90535 February 26, 2009

Richard Addison
165 So. Union Blvd., Suite 950
Lakewood, CO 80228
Phone (303) 986-6950
Fax (303) 987-8907
dick.addison@pincock.com

I, Richard Addison, P.E., C. Eng., Eur. Ing. for Pincock, Allen & Holt, Inc. of 165 S. Union Boulevard, Suite 950, Lakewood, Colorado, USA. This certificate applies to the Technical Report for the San Martin Silver Mine, State of Jalisco, México dated February 26, 2009 (the “Technical Report”).

1.	My residential address is: 857 S. Van Gordon Court, #G207, Lakewood, Colorado 80228.

2.

I graduated from the Camborne School of Mines in England as an Honors Associate in 1964 and subsequently obtained a Master of Science degree in metallurgical engineering from the Colorado School of Mines in 1968. I have practiced my profession continuously since 1964.

3.

I am a Registered Professional Engineer (#3198) in the state of Nevada, USA, a Chartered Engineer in the U.K., and a registered European Engineer in the EEC. I am a member of the American Institute of Mining, Metallurgical, and Petroleum Engineers and a member of The Institute of Materials, Minerals and Mining in the U.K.

4.

I have worked as a metallurgical engineer for a total of 38 years since my graduation from university and have been involved in the evaluation and operation of mineral properties for gold, silver, copper, lead, zinc, tin, aluminum, iron, potash, gypsum, limestone, barite, clay, sulfur, pyrite, oil shale, coal, and diamonds in the United States, Canada, Mexico, Dominican Republic, Honduras, Nicaragua, Costa Rica, Panama, Venezuela, Guyana, Peru, Ecuador, Bolivia, Argentina, Chile, Spain, Portugal, Britain, Bulgaria, Indonesia, Papua New Guinea, the Philippines, Japan, Tunisia, Ghana, Zambia, South Africa, Russia, Kyrghyzstan, Brazil, and Australia.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43- 101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.

I am responsible for the preparation of Sections 3.6, Processing Facilities; Section 18, Mineral Processing and Metallurgical Testing; Section 25.3, Ore Processing; Section 25.4, Infrastructure; and Section 25.7.4, Product Marketing. I visited the San Martín project in November 2008.

7.

As of the date of the certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to disclose to make the technical report not misleading.

8.	I am independent of the Issuer in accordance with Section 1.4 of NI 43-101.

Pincock, Allen & Holt	REVISED	24.3
90535 February 26, 2009

9.	I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

10.

I consent to the filing of the Technical Report with any securities regulatory authority, stock exchange or other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated in Lakewood, Colorado, this 26th day of February 2009

“Richard Addison”

Richard Addison, P.E., C. Eng., Eur. Ing.

Pincock, Allen & Holt	REVISED	24.4
90535 February 26, 2009

25.0	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

25.1	Introduction

The San Martín Silver Mine has been in operation since 1983 by the Mexican corporation, Minera El Pilón, S.A. de C.V. (El Pilón), once a wholly-owned subsidiary of First Silver Reserve Inc., which was purchased by First Majestic Silver Corp. (FMS) in 2006. Since that time, FMS has undergone a reorganization whereby all the operating assets of the Company are now owned by a 100 percent wholly owned subsidiary Corporación First Majestic, S.A. de C.V.

The San Martín mine has produced an aggregate amount of 33.6 million ounces of silver including gold and lead as by-products through September 30, 2008. It currently operates a conventional cyanidation plant at a nominal rate of 800 tonnes per day with slurry agitation in tanks, precipitation by the Merrill-Crow method, and generation of gravimetric concentrate in a gravity concentration circuit with a Falcon concentrator. Production is shipped primarily as Doré, together with a limited amount of gravimetric concentrate, to the smelter and refinery facility of Met-Mex Peñoles in Torreón, México.

The company has also recently constructed a 800 tpd flotation plant to process low-grade sulfide ore from resources on the deep-level Zuloaga vein. This plant was started up and some ore milled in the first quarter of 2008 as a test but due to the low metal prices, the operation was suspended. It was intended to produce both a silver-lead and a zinc concentrate. The current low prices of both lead and zinc, coupled with the very low grade of the sulfide feed material and high smelter costs will probably preclude operation of the flotation plant for the foreseeable future.

25.2	Mining Review

25.2.1	Mine Design and Production

The principal vein that is being exploited in the San Martín mine is the wide, continuous Zuloaga vein from which mainly oxide ore has been extracted. The operators, however, plan to soon have the ancillary La Blanca vein in production.

The San Martín mine is developed by a series of trackless levels from the surface, and most were commenced as adits from the mountainside. Levels from the lowest to the highest are the San Carlos, San Juan, San Pablo, Cangrejos, Ballenas, Santa María, San José, Santa Elena, La Escondida and Pinolea levels. The San Carlos and Pinolea levels are currently under exploration and development. The levels are spaced approximately 35 meters apart vertically, except that the spacing between the Pinolea and La Escondida levels is 70 meters. In the future, the engineers plan the spacing between all new levels at a minimum of 60 meters.

Pincock, Allen & Holt	REVISED	25.1
90535 February 26, 2009

Underground development is normally performed by mine employees and a mining contractor. The total January through September 2008 development was 7,763 meters, including 3,458 meters of exploration, 597 meters of stope development and 3,708 meters of general mine development. A summary of the January through September 2008 mine development advances is shown in Table 25-1.

TABLE 25-1
First Majestic Silver Corp.
Minera El Pílon, S.A. de C.V.
San Martín Silver Mine
Summary of Mine Exploration and Development, 9 months 2008 (meters)

Month	Exploration			Stope Preparation			General Mine Development			Totals
	Real	Budget	Difference	Real	Budget	Diference	Real	Budget	Difference	Real	Budget	Difference
January	470.1	534	(63.9)	26.0	195	(169.0)	149.9	1,072	(922.1)	646.0	1,801	(1,155.0)
February	404.4	484	(79.6)	44.6	391	(346.4)	492.4	859	(366.6)	941.4	1,734	(792.6)
March	440.2	540	(99.8)	217.6	351	(133.4)	318.9	931	(612.1)	976.7	1,822	(845.3)
April	435.4	432	3.4	94.6	200	(105.4)	408.1	713	(304.9)	938.1	1,345	(406.9)
May	274.1	369	(94.9)	23.6	72	(48.4)	571.0	482	89.0	868.7	923	(54.3)
June	435.3	392	43.3	133.0	60	73.0	522.2	373	149.2	1,090.5	825	265.5
July	264.8	607	(342.2)	57.5	219	(161.5)	403.1	1,153	(749.9)	725.4	1,979	(1,253.6)
August	390.7	349	41.7	0.0	365	(365.0)	549.4	1,339	(789.6)	940.1	2,053	(1,112.9)
September	343.3	392	(48.7)	0.0	116	(116.0)	292.8	745	(452.2)	636.1	1,253	(616.9)
Totals (9 mos.)	3458.3	4099	(640.7)	596.9	1,969.00	(1,372.1)	3,707.8	7,667	(3,959.2)	7,763.0	13,735	(5,972.0)

Mine development in 2008 in all categories (exploration, general mine development and stope development) are below budget. 2007 exploration and development were also significantly under budget. A comparison of the mine exploration and development results for both years is shown in Table 25-2.

TABLE 25-2
First Majestic Silver Corp.
Minera El Pílon, S.A. de C.V.
San Martín Silver Mine
Comparison of 2007 and 2008 ( 9 months) Mine Exploration and Development (meters)

Year	Exploration			Stope Preparation			General Mine Development			Totals
	Real	Plan	Difference	Real	Plan	Difference	Real	Plan	Difference	Real	Plan	Difference
2007	4,245.6	4,624.0	(378.4)	842.0	1,995.0	(1,153.0)	2,925.4	6,597.0	(3,671.6)	8,013.0	13,216.0	(5,203.0)
2008 (9 mos.)	3,458.3	4,099.0	(640.7)	596.8	1,969.0	(1,372.2)	3,707.8	7,667.0	(3,959.2)	7,762.9	13,735.0	(5,972.1)

Current mine production has been averaging about 490 tonnes per day (tpd) from stopes and development located on La Escondida, San José, Ballenas, Cangrejos, San Pablo, San Juan, and Sta. Elena levels. Underground drilling is performed using jackleg drills. Blasting is accomplished with ammonium nitrate/fuel oil (ANFO) explosives. Underground loading and haulage is performed with 2-yd3, 3-yd3 and 5-yd3 LHD's (scooptrams) and 10- to 22-tonne capacity trucks. Opening sizes are typically about 3.5 meters by 3.5 meters and ramp gradients are generally limited to about 12 percent. The average productivity in headings is about 0.74 meters per man shift, which is in the normal range for this type of development.

Mechanized, cut and fill stopes now account for most of the mine production, which are developed either directly on the vein, or by first driving a drift on the vein, and then driving a parallel drift about 8 meters away, leaving a pillar between the drifts. Crosscuts are then driven about every 10 meters from the parallel drift through the pillar to the vein for ore extraction. Raises are driven as needed to provide access, services and ventilation. Stopes are mined by breasting down, and drilling is with hand-held jackleg air drills. Blasting is with ANFO primed with a water gel primer which is initiated with a Non-El cap. Productivities in stopes have averaged about 40 tonnes per man-shift during 2008. A diagram of a typical cut and fill stope is shown in Figure 25-1.

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90535 February 26, 2009

Stope Limit
Stope Limit
Fill and Service
Raise
4.0 m
San Jose Level
35.0 m
Ore
Breast Stoping
Broken Ore
Rock Fill
4.0 m
Manway
Serviceway
Ballenas Level
200 m

Project No. 30535

Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.

Project Name
San Martin Silver Mine
43-101 Technical Report

Date of Issue
Dec/2008

Drawing Name
Fig.25-1.dwg

In the near future, the La Blanca vein will be placed in production. The principal method for extraction of La Blanca will be overhand shrinkage stoping, with drawhole extraction of the stopes using LHD equipment. Drilling in the stopes will be with hand-held drills and a manway and serviceway will be carried on one end of the stope. A diagram of one of the planned shrinkage stopes is shown in Figure 25-2.

During 2008, the operators were preparing a few sulfide blocks for sub-level stoping with long-hole drilling, utilizing a pneumatic single-boom Boart® Stopemate drillrig for drilling both up and down 2½-inch-diameter holes from sub-levels spaced about 15 meters apart (Figure 25-3). However, the low grade of the material, coupled with the recent severe decline in the prices for lead and zinc has forced the cessation of this effort, and it is unlikely that the sulfide areas will be extracted in the foreseeable future or at least until metal prices improve. A longitudinal section of a typical San Martín long hole stope is shown in Figure 25-3.

Ore from the underground workings is hauled to stockpile areas near the main adits. This ore is loaded from the stockpiles with front-end loaders into 22-tonne trucks for transport to the mill, situated about 15 kilometers away via a gravel road. Ore haulage from the mine to the mill is performed by a contractor. To eliminate the rehandling and loading of ore from surface stockpiles, construction of a truck load-out with chutes on the San Juan level was underway, and all mine ore will pass through a raise system to an excavated holding bin above the truck-loading level. This project has involved the slashing out of about 300 meters of the San Juan level to about 5.0 X 5.0 meters to accommodate highway-type dump trucks in the mine as far as the truck loading chute.

The current mine ventilation system appears adequate for the production rate and the amount of diesel equipment in the mine. PAH did not observe any areas with excessive heat build-up or with stagnant air. Ventilation to the working areas flows through portals at the east end of the mine and into the mine’s development and production areas. The ventilation flows are assisted by a series of “booster” fans installed in the circuit and also by a large (250,000 cfm) exhaust fan installed at the west portal of the Santa Maria level. The adit was rehabilitated in 2005 for use as the principal west-end exhaust for the mine. Smaller, axial-vane fans are available for local ventilation. Within the mine, ventilation is controlled with brattice doors. Recently, the mine operators have been drilling a series of rise bore holes (6-ft diameter) on the west-end and near the center of the mine, primarily to improve ventilation exhaust flows.

Dewatering has never been a major problem for the mine and the mine is basically dry. In most work areas the mine is dry and dewatering is minimal. There are four small, 30 hp, centrifugal pumps installed on sumps in the San Pablo, Ballenas, San Juan, and Escondida levels, for intermittent pumping. Most water drains to the San Juan level, where it flows in a ditch out the portal.

Since early summer, the operators have been recovering old dumps, which are located near the major mine portals. This operation is similar to FMS’s La Encantada mine, where a similar dump recovery operation is underway. San Martin recovers the dump material by simply excavating it with a front-end

Pincock, Allen & Holt	REVISED	25.4
90535 February 26, 2009

NIVEL PINOLEA
ELEV. 1750
C/POZO CAMINO
ELEV. 1700
FTE 5880 LA ESCONDIDA
11150 N
11125 N
15000
SECC. 6100
SECC. 6050

Project No. 90535

Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.

Project Name San Martin Silver Mine 43-101 Technical Report

FIGURE 25-2
TYPICAL SHRINKAGE STOPING LAYOUT

Date of Issue Jan/2009

Drawing Name Fig.25-2.dwg

BARRENACION LARGA
C/P RANURA
C/P RANURA
C/P RANURA
FTE. 195. Niv. San Juan
5985
5945
1450
1400
1350
Fte 6219
Fte 5722
Fte 5705
BARRENACION LARGA
6100
6000
5900
5800
5700
5600
11300 N
11200 N
15000 E
SECC. 6100
15100 E
SECC. 6000
15200 E
SECC. 5900
15300 E
SECC. 5800
15400 E
SECC. 5700
15500 E
SECC. 5600
SCALE
METERS
BARRENACION LARGA

Project No. 90535

Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name San Martin Silver Mine 43-101 Technical Report

Date of Issue Jan/2009
Drawing Name Fig.25-3.dwg

loader (Komatsu WA 320), and passing it through a Locotrack W 348 portable screening plant, where the coarse, plus 2-inch material is screened out from the dump rock and the upgraded fines fraction sent to the mill. During nine months of 2008, the total screened dump production (oxides) was 13,549 tonnes, which averaged about 111 g/t Ag per tonne. A summary of the 2008 January through September mine and dump production is shown in Table 25-3.

TABLE 25-3
First Majestic Silver Corp.
Minera El Pilon, S.A. de C.V.
San Martín Silver Mine
2008 Production By Area

Months	Mine Production 2008 (9 mos.)
	Stopes				Development				Mine Dump Recovery				TOTALS 2008 (9 mos.)
	Tonnes	Ag (g/t)	Pb (%)	Zn (%)	Tonnes	Ag (g/t)	Pb (%)	Zn (%)	Tonnes	Ag (g/t)	Pb (%)	Zn (%)	Tonnes	Ag (g/t)	Pb (%)	Zn (%)
January	13,401	194			1160	208							14,561	195
February	3,771	159			603	176							4,374	161
March	10,717	175			460	193							11,177	176
April	14,382	184			1766	180							16,148	184
May	21,799	169			378	152							22,177	168
June	12,080	191			100	170			3,758	108			15,937	172
July	11,807	183			306	147			6,528	113			18,641	158
August	18,314	152			96	135			-				18,410	151
September	8,682	169			318	173			3,263	110			12,263	153
October
November
December
Totals 2008	114,952	175			5,187	182			13,549	111			133,688	169

As a check of the gold head assays at San Martin, PAH recalculated the gold contribution for the cutoff grade based on the total gold and silver produced in Doré during 2008. This provides an independent check that the empirically assigned gold grade is both justified and representative. PAH’s methodology for completion of this independent check was as follows:

Based on the kilos of silver and gold contained in Doré and concentrates during the first three quarters of 2008, the silver:gold ratio would be 779:1.

Gold recovered grade = 0.128 g Au/t (18,636 g Au produced/145,592 t)

At 55.0 percent recovery for gold, the indicated feed grade to the mill would have been about 0.232 g/t.

The assayed silver head grade was 131 g/t, which checks with the process recoveries and kilos of silver produced.

25.2.2	Mine Equipment

Mine equipment includes several brands of used equipment that have been rehabilitated by the mine mechanics and some new mobile equipment, including two Toro 6 3.3 -m³ LHD’s and two Sandvik EJC-522 22-t mine trucks. All of the equipment appears to be in fair operating condition and is being maintained in good mechanical condition. FMS management has established a policy of standardization of mobile equipment for its various operations, which has been the case for recent equipment purchases at all of its operations.

Pincock, Allen & Holt	REVISED	25.7
90535 February 26, 2009

All mechanical repairs are performed in a surface shop outside of the Ballenas level portal. There are no underground shops, and there is still no preventive maintenance program in effect. Underground roads are in fair condition (rough, with ponded water and muck spillage) which adversely impacts the mobile equipment traveling the roads. Although there are no records on the equipment availability or utilization, the availability is reported to be in the 60 to 70 percent range. The mine has acquired a small bulldozer (D-4) and a small underground road grader for maintaining the roads, but the roads still need better attention. The road grader, however, has not been operational since its arrival at the mine in 2005. A summary of all the major stationary and mobile mine equipment is found in Table 25-4.

TABLE 25-4
First Majestic Silver Corp.
Minera El Pílon, S.A. de C.V.
San Martín Silver Mine
Major Mine Equipment List 2008

Quantity	Description	Capacity	Notes
9	Wagner ST 3.5 B LHD	3.5 c.y
2	Wagner ST 5A, 5B & 5H LHD	5.0 cy
1	Wagner Mine Truck	12 tonne
2	TORO LH 203	2.0 cy
3	TORO 6 LHD	4.3 cy	New
1	DUX DT-12 Mine Truck	12 tonne
4	Jarvis Clark JDT-413 Mine Truck	12 tonne
2	Jarvis Clark JDT-413 Mine Truck	12 tonne
1	Jarvis Clark JDT-413 Mine Truck	15 tonne
2	Sandvik EJC-417 Mine Truck	15 tonne
2	Sandvik EJC-522 Mine Trucks	22 tonne	New
1	Quasar Sandvik Jumbo model DD-210	N.A
1	Front-End Loader, Komatsu WA 370-5	N.A
1	CRIBA Lokotrack SW-348
N.A.	Pneumatic Jackleg drills
N.A.	Pneumatic Stoper drills
1	Diamec 232 Diamond Drill	N.A
1	Diamec 250 Diamond Drill	N.A
3	Longyear 34 to 65 Diamond Drills	N.A
1	Onram 1000 Diamond Drill	N.A
5	New Holland NH 5610 Boss Buggy Tractors	N.A
3	CASE 621 B Front end loaders (surface)	3.5yd³
1	CAT 966C Front end loader (surface)	N.A
1	Fortress SG-10 Motorgrader	N.A
1	CAT 14G Motorgrader	N.A
1	CAT D8K Bulldozer	N.A
2	Komatsu Track Dozers	N.A
1	John Deere 310D Backhoe	N.A
1	Gardner-Denver ESRF-300 Air Compressor	1400 cfm
1	Ingersoll-Rand XLE Air Compressor	1600 cfm
2	Sullair S25-350 Air Compressor	1500 cfm
1	Atlas Copco Portable Air Compressor	750 cfm
1	Grimer Schmidt Portable Air Compressor	335 cfm
1	Allis Chalmers ACP-60C-2PS Fork Lift	N.A
3	Aliva Lanz-01, 02 & 03 Shotcrete Machines	N.A
1	Rosario Exhaust Fan (200 hp)	150,000 cfm
1	Escondida Exhaust Fan (100 hp)	60,000 cfm
1	San Jose Fan (40 hp)	50,000 cfm
11	Axial Ventilation Fans (7 ½ to 30 hp)	Variable
5	Fairbanks-Morse 2-stage Water Pumps; model 5592	25 & 30 hp
1	Tsurumi Submersible Water Pump; model KTV2_37H	N.A
1	Tsurumi Submersible Water Pump; model LH-311W-60	N.A
1	Motor-Generator Sets	250 kVA

Pincock, Allen & Holt	REVISED	25.8
90535 February 26, 2009

25.3	Ore Processing

Ore is transported approximately 13 km to the processing plant located on the east side of the town of San Martín de Bolaños and the Bolaños River. Support facilities for the operations are also near the plant and include the main administrative offices, warehouse, assay laboratory, tailings facilities, maintenance buildings, cafeteria and some employee housing.

The general layout of the plant site, tailings containments, and the support facilities are shown in Figure 25-4 and the layout of the mill facilities are shown in Figure 4-2. The process plant flowsheet and listing of major process plant equipment are shown in Figure 25-5. Figure 25-5 also shows modifications and additions currently in progress to expand plant capacity.

The plant operates on a 24-hour day schedule, seven days per week at a nominal 800 tonne-per-day feed rate. As a consequence of the modifications and additions it projected that the production rate will rise to a nominal 900 tonnes per day. The ore receiving, crushing and screening and ore storage facilities operate on a schedule of two each 10-hour per day shifts, allowing four hours per day for scheduled maintenance.

The remaining plant facilities operate on three of each 8-hour shifts. Scheduled maintenance is conducted for four hours each Monday.

Plant statistics indicate that during the first three quarters of 2008 plant feed rock (a combination of mine ore and fines screened from waste dumps) averaged 131 g/t silver and about 0.23 g/t gold. Silver and gold recovery into Doré and gravity concentrates for the first three quarters of 2008 were 76.39 and 54.91 percent, respectively.

25.3.1	Ore Receiving

Ore, which consists of both run-of-mine ore and fines fraction screened from old waste dumps, is delivered by a contract trucker in 22-tonne-capacity end-dump trucks. The ore haul consists of two shifts per day on a six day per week schedule. Each truck is weighed on a scale upon entering the site. The ore is normally dumped directly onto the Coarse Ore Grizzly and into the 200-tonne bin. If the Coarse Ore Bin is full, the trucks dump into a stockpile near the bin. Run-of-mine ore appears to normally be 100 percent passing 24-inch although boulders as large as 36 inch can be seen in the oversize pile near the bin. Oversize is removed from the grizzly with a Front-End Loader, transferred to a hydraulic breaker where it is broken and then returned to the Coarse Ore Grizzly. The grizzly consists of parallel lengths of mine rail mounted upside down and spaced approximately 12 inches apart.

At the time of PAH’s visit about 80 percent of the mill feed was screened minus 2-inch dump material and this had been the principal feed mix for the prior three weeks.

The ore contains variable quantities of clay and clay-like minerals which can cause material handling problems in the crushing plant and screening plant and in later operations. Major silver minerals are

Pincock, Allen & Holt	REVISED	25.9
90535 February 26, 2009

PRESA 2
PERIMETRO CONTORNO = 2147 M
AREA CONTORNO = 220,571 M2
JALES 1
AREA=96,558 M2
OFICINA
TALLER
MANT. ELECTRICO
SUB-ESTACION ELECTRICA
TRIT. SECUND.
PRECIPITACION
BUTTERS
TRIT. PRIM.
MOLINOS
CONTROL
FUNDICION
ESPESADOR
SUB-ESTACION ELECTRICA
REACTIVOS
BOMBAS
TANQUES
PILETAS
PILETAS
RICA
ESTERIL
TANQUES SOL. RICA
FILTROS
AGITADORES
COMPRESORES
ESPESADORES
ALMACEN
BASCULA
PATIO MINERAL
TALLER
DIESEL
MANTENIMIENTO
LABORATORIO
OFICINAS GENERALES
2,397,500 N
2,397,000 N
624,000 E
SCALE 0 25 50 100 METERS

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	**FIRST MAJESTIC SILVER Corp.**	FIGURE 25-4 PLANT LAYOUT	Jan/2009
Project No. 90535	Project Name San Martin Silver Mine 43-101 Technical Report		Drawing Name Fig.25-4.dwg

PURGAS
AGUA FRESCA
500 m3 / DIA
54
56
To be Replaced By 36"x42" Jaw Crusher
Future 8'x18' 2-Deck Vibrating Screen to Replace 2 Existing Screens
2 Cone Crushers to be Rebuilt
SEMIRICA
ESTERIL
2 Butter Filters to be Installed
2 Leach Tanks to be Installed
2 42"x42" 30-Leaf Filters to be Installed
Not Operating
1 10'x10' Marcy Ball Mill to be Installed
1 50'x10' Thickener to be Installed
8.5' X 12'
9' X 9'
DOSIFICADOR
SIMBOLOGIA
SOLUCION SEMIRICA
SOLUCION RICA
SOLUCION ESTERIL
SOLUCION RECUPERADA
AGUA FRESCA
PULPA CON CIANURO
CIANURO
CAL
FLOCULANTE
ZINC
ANTINCRUSTABLE

NUM.	DESCRIPCION DEL EQUIPO
1	TOLVA DE GRUESOS CAP.500 TONS.
2	ALIMENTADOR DE ORUGA 42" X 18'
3	QUEBRADORA QUIJADA 20 X 36
4	BANDA TRANSP. NUM.1 DE 24"
5	ELECTROIMAN
6	CRIBA VIBRATORIA DOBLE CAMA 5' X 14'
7	QUEBRAD.CONO 4 1/4 ' STD.
8	QUEBRAD.CONO 4 1/4 ' CAB.CORTA
9	BANDA TRANSP.NUM.2 DE 24"
10	BANDA TRANSP.NUM.3 DE 24"
11	BANDA TRANSP.NUM4.DE 24"
12	TOLVA DE FINOS CAP.2,000 TONS.
13	BANDA TRANSP.NUM.5 DE 24"
14	PESOMETRO
15	MUESTREADOR AUTOMATICO SOLIDOS
16	MOLINO BOLAS 8.5' X 12'
17	BOMBAS S.R.L. 8 X 6
18	DOS BANCOS CICLONES D20
19	CONCENTRADOR FALCON SB-21
20	BOMBAS SRL 5 X4
21	MOLINO DE BOLAS 9' DIAM.X 9'
22	BOMBAS SRL 8 X 6
23	CICLONES D20
24	CONCENTRADOR FALCON SB- 38
25	BOMBAS 5 X 4
26	CAJON DE FINOS BOMBAS SRL 8 X 6
27	ESPESADOR PRIMARIO 50' DIAM.X 7'
28	BOMBA DIAFRAGMA 6" DUPLEX
29	FILTROS DE ARENA (FUERA DE OPERACION)
30	3 TANQUES SOLUCION RICA CAP. 720 M3
31	FILTROS BUTTER
32	DOS BOMBAS GOULD HORIZONTAL OPERANDO
33	TANQUES DESOXIGENADORES
34	ALIMENTADOR DE ZINC
35	BOMBA GOULD VERTICAL 4" X 3" X 10"
36	FILTROS PRENSAS
37	HORNO BASCULANTE
38	SECADOR DE PRECIPITADO
39	PILETA SOL. SEMIRICA
40	PILETA SOL.ESTERIL
41	BOMBAS SRL 10 X 8
42	AGITADORES 28' X 28'
43	COMPRESOR INGERSOL RAND
44	ESPESADORES 50' DIAM.X 7'
45	TANQUE DE SOL.SEMIRICA 412 MTS.CUB.
46	TANQUE DE SOL.ESTERIL 412 MTS.CUB.
47	PRESA DE JALES
48	CICLONES D10
49	AGUA DECANTACION (CHINOS)
50	AGUA RECUPERACION
51	CARCAMO BOMBA VERTICAL TAZONES
52	PILETA AGUA PURGAS
53	PILETA AGUA FRESCA
54	TANQUE PREPARACION CIANURO
56	TANQUE PREPARACION FLOCULANTE
57	BOMBA DE VACIO NASH CL-1003 H.P.75
59	BANCOS DE CICLONES
60	DOSIFICADOR DE CAL
61	BANCOS DE FLOTACION 100 PIES CUB.
62	CRIBA 5 X 14
63	CELDA DE COLUMNA MOD. PIRAMID 3' X 32'
64	SHAKING TABLE

Project No. 90535

Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.

Project Name San Martin Silver Mine 43-101 Technical Report

FIGURE 25-5
PROCESSING PLANT FLOWSHEET

Date of Issue Jan/2009

Drawing Name Fig.25-5.dwg

argentite, Ag2S, and stromeyerite, (Ag,Cu)2S. Both minerals are highly soluble in dilute Sodium Cyanide (NaCN) solution. Galena and sphalerite are also present and are partially recovered by gravity processing within the grinding circuit.

25.3.2	Crushing

Material is withdrawn from the Coarse Ore Bin with a 42-inch x 18-foot Apron Feeder and fed across a stationary grizzly with 4-inch spacing. Rock smaller than 4-inch drops directly to No.1 Conveyor while the plus 4-inch rock drops into a 30 x 40-inch Primary Jaw Crusher. Crushed ore joins the fines on No.1 Conveyor. A stationary magnet is located at the head pulley of No. 1 Conveyor to remove tramp steel. No.1 Conveyor feeds ore over a 5 x 14-foot single-deck Vibrating Screen equipped with a 3/8-inch woven wire deck. Screen fines are finished product and report to No. 4 Conveyor while the screen oversize drops into a 4-1/4-foot Symons Standard Secondary Crusher. The crusher discharges onto No.2 Conveyor. The No.2 Conveyor transfers the crushed ore to a second 5 x 14-foot single-deck screen also equipped with a 3/8-inch woven wire deck. Screen fines are also finished product and drop to No. 4 Conveyor while screen oversize is transferred by No. 3 Conveyor over a third 5 x 14-foot vibrating screen also equipped with a 3/8-inch woven wire deck. Screen fines drop to No. 4 Conveyor and the oversize drops into the Tertiary Crusher, a 4-1/4-foot Symons Short-Head. This crusher discharges onto No.2 Conveyor and joins the discharge of the Secondary Crusher.

The crushed ore is 100 percent passing 13 mm and 80 percent passing 5.2 mm and is discharged from No.4 Conveyor into a 2,200-tonne capacity covered Fine Ore Stockpile. The Bond Ball Mill Work Index is reported to be 13.5 kwh/tonne.

New, larger crushing and screening equipment is currently on site but has yet to be installed. This includes a 36 by 42-inch jaw crusher, two cone crushers, and an 8 x 16-ft double-deck vibrating screen.

25.3.3	Grinding and Gravity Concentration

The Fine Ore Stockpile is fitted with two reclaim chutes. The chutes are fitted with manually-adjustable vertical gates through a rack-and-pinion drive. The chutes discharge onto the No.5 Conveyor, which feeds the 8-1/2-foot x 12 foot Primary Ball Mill equipped with a 450 Hp motor. A belt scale and an automatic sampler are located on No.5 Conveyor. The belt scale is used to feed approximately 33 tonnes per hour of feed to the Primary Ball Mill. The automatic sampler is fitted with a 1-inch wide cutter set on a 10-minute cycle. A sample is discharged into a bucket for a shift sample. Each shift sample weighs approximately 20 kg and this is reduced to approximately 1 kg with the use of a “Jones”-type splitter.

The Primary Mill operates in closed-circuit with one D20 hydrocyclone (Cyclone) (with one installed spare). In the past approximately 70 percent of the cyclone underflow reported directly back to the feed of the Primary Mill while approximately 30 percent was sent to a SB21 Falcon Gravity Separator.

Falcon tails are pumped back to the cyclone feed box of the Primary mill while the Falcon Concentrate flows to a rectangular concrete storage tank in the mill area.

Pincock, Allen & Holt	REVISED	25.12
90535 February 26, 2009

The Primary Mill cyclone overflow is feed to the Secondary Ball Mill, a 9-foot x 9-foot Ball Mill with a 450 Hp motor. The Secondary Mill discharges pulp to the Secondary Cyclone Feed Sump. This sump and pump feeds one D20 Cyclone (with one installed spare) which discharges cyclone underflow back to the feed of the Secondary Mill. Approximately 50 percent of the cyclone underflow goes directly into the mill feed while the remaining 50 percent is sent to a SB38 Falcon Gravity Separator. Falcon tailings are pumped to a separate D20 cyclone. Cyclone underflows return to the feed of the Secondary Ball Mill while cyclone overflows at 70 percent passing 200 mesh (74 microns), are pumped to the Pre-Leach Thickener. The gravity concentrate flows to a rectangular concrete storage tank.

The gravity concentrate from the SB38 Falcon Separators is periodically passed-over a table concentrator. Table tails are pumped to the Secondary Mill cyclone feed box. Table concentrates are air-dried and bagged and shipped to the Peñoles’ smelter in Torreón for treatment. For the first three quarters of 2008, approximately 1 percent of the silver and 3 percent of the gold in the ore was recovered into the gravity concentrates.

About 60 percent of the total NaCN consumed is added to the feed of the Primary Ball and the remaining 40 percent is added in the Leach Tanks. The entire lime requirement for the plant is added to the feed or the Primary Ball Mill. The Primary Ball Mill is charged with 3-inch grinding balls while 1 ½ inch balls are used in the Secondary Mill. Total cyanide and lime consumption for the first three quarters of 2008 were 1.2 and 4 kg/t of ore respectively. Total ball consumption averaged 0.8 kg/t of ore for the first three quarters of 2008.

Plans are to modify the existing grinding circuit to switch it to two parallel lines instead of two lines in series. Work has been partially completed on the installation of a 10- x 10-ft used, refurbished ball mill intended for processing sulfide ore, but this work is on hold at present.

25.3.4	Leaching

The Secondary Ball Mill cyclone overflow is pumped to a 50-foot diameter Pre-Leach Thickener. Approximately 40 percent of the precious metals are dissolved in the grinding and Pre-Leach thickener. The remainder must be dissolved in the Leach Circuit. The Pre-Leach Thickener overflow is stored in 3 each 240 m3 tanks as feed to the Merrill-Crowe Circuit. Thickener Underflow at approximately 50 percent solids is leached in a series of 8 each 26-foot diameter x 30-foot agitated tanks. This provides approximately 78-hours of leach time at the nominal 750-tonne per day feed rate. Sodium cyanide solution is added in Tank No.1 and Tank No. 5 to maintain a NaCN concentration of approximately 1,100 ppm in No.1 Tank, 900 ppm in No.5 Tank, and 600 pp, in the tails.

The Leach Tanks are constructed and piped to allow the by-passing of any tank. Each tank is taken out of service twice each year for approximately one week for scheduled maintenance. Air for the plant is supplied by a 350-horsepower Sullair compressor. This compressor can deliver about 1,200 cubic-feet-per minute (cfm) of 50-60 pounds-per square inch (psig) air. This allows approximately 100 cfm per leach tank to assist in tank agitation and to supply air to oxidize the precious metals. The discharge from the No.8 Leach Tank flows by gravity to the feed of No.1 CCD Thickener.

Pincock, Allen & Holt	REVISED	25.13
90535 February 26, 2009

The feed to each leach tank is sampled once each shift and placed in a bucket for a 24-hour composite sample.

25.3.5	Counter-Current-Decantation (CCD)

The CCD Circuit consists of four each 50-foot diameter thickeners. The No. 1 Thickener overflow is referred to as Semi-Rich Solution and is pumped to a 450 m3 tank. Semi-Rich Solution is used as dilution water in the Primary Ball Mill and the excess is recycled to the feed of the Pre-Leach Thickener, thus the tenor of the Rich Solution (Pre-Leach Thickener) is increased. The CCD Thickener underflow pulp densities range form 50 to 56 percent solids. Soluble recovery in the CCD Circuit is approximately 97 percent. Approximately 150 cubic meters per hour of Barren Solution and 15 cubic meters per hour of Fresh Water are added as Wash Water in the No.4 CCD Thickener. The Wash Ratio (tonnes of wash: tonnes of dry ore) is approximately 5 at the nominal 750-tonne per day feed rate. The underflow from No.4 CCD Thickener is pumped to one of two Tailings dams located near the plant. The underflow of each CCD Thickener is sampled once per day. Flocculant is added to the Pre-Leach Thickener and each of the four CCD Thickeners at a total rate of 20 gms/t of ore.

Work has been partially completed on the installation of an additional 50-ft diameter thickener for the CCD Circuit but further work has been put on hold for the present.

25.3.6	Merrill-Crowe

The Rich Solution containing approximately 25 ppm silver from the three 240 m3 storage tanks is filtered in four Butters Filters. Anti-scalant is added to the feed of the Butters Filters. These open-top tanks are fitted with pre-coated filter bags to remove fine solids associated with the Rich Solution. The filtered solution contains less than 5 ppm of suspended solids. Twin De-aeration Towers are used to remove oxygen from this solution to approximately 0.5 ppm prior to zinc precipitation in one of four Plate & Frame Filters. Zinc consumption for 2006 averaged 0.20 kg/t of ore and 1 kg/kg of doré.

Barren solution from the precipitation filters is pumped to a 450 m3 Barren Solution Tank. Approximately 150 m3 per hour of Barren Solution is then pumped to No.4 CCD Thickener as wash water. Each Precipitate Filter is shut-down and precipitates removed about once per month. Precipitate averages about 75 percent silver.

Barren Solution is sampled once each shift and analyzed as a shift sample. A sample of Pregnant Solution is taken from the feed to the Butters Filters each shift.

25.3.7	Refinery

The Zinc Precipitate is dried in an open oven prior to being fluxed and smelted. A mixture of 5 to 6 percent Borax, 2 to 3 percent Na2CO3 and 1 percent broken glass is used for the flux. Fume hoods are mounted over the Drying Oven and the Smelting Furnace for dust collection. The Doré averages about 94 percent silver. In August 2008, 8.5 tonnes of accumulated slag, crushed to minus ¾-inch, was

Pincock, Allen & Holt	REVISED	25.14
90535 February 26, 2009

shipped to the smelter at Torreon. Prior to this time slag was crushed and passed over a shaking table to recover metal prills and the table tails recycled to the mill.

25.3.8	Reagent Preparation

Plant reagents include sodium cyanide, lime, and flocculant. Lime is received in 2-tonne Super Sacks. A crane is used to transfer a Super Sack over an unloading hopper located above a mixing tank. Sodium cyanide is received in drums and manually scoped into a mixing tank. The operator wears a face mask, face shield and rubber gloves while mixing. The drums are stored in a fenced and locked area near the mixing facilities. Flocculant is received as dry powder in 25 kg bags, mixed and diluted to 0.5 percent for use in the thickeners.

25.3.9	Tailings

The plant tailings are pumped to one of two tailings facilities. The tailings normally report to the No.1 dam during wet months and No. 2 dam during dry periods. The No. 1 tailings dam is located to the east of the plant and was the first of the two facilities. The No. 2 tailings dam is located to the north of the plant. Both tailings dams are located close to and north of the plant as shown in Figure 6-2. The No. 1 dam was built first and the No. 2 dam later. There are about five years of additional capacity remaining in the existing tailings facilities and there is plenty of space available for future expansion. The perimeter walls of the dam are built using cycloned tailings. Water is reclaimed from the tailings dams and returned to the plant.

25.4	Infrastructure

The Infrastructure site includes the support facilities for the operations are located near the plant and include the main administrative offices, warehouse, assay laboratory, tailings facilities, maintenance buildings, cafeteria and other employee housing. The Maintenance Department operates from the extensive shops and warehouse located at the plant site. Maintenance personnel are supplied for mine and plant requirements from this department. A large fleet of mobile equipment consisting of track type tractors (bulldozers), wheel loaders and road graders are available for feeding ore to the crushing circuit and site and road maintenance.

Power is supplied by the grid at 33 kva and 60 cycle. Two 1,000-volt transformers supply power to the plant. Plant power consumption for the first three quarters of 2008 was 40 kWh/tonne; average load was 1.2 megawatts. Diesel generators are located at the plant for emergency and stand-by power in case of power interruptions.

Make-up water is pumped from the Bolaños River located about 1 km west of the plant. The water is purchased from the government; the cost is approximately $0.38/m 3.

Pincock, Allen & Holt	REVISED	25.15
90535 February 26, 2009

25.5	Personnel

A summary of the San Martín manpower, including company personnel, temporary company employees and contractors is shown in Table 25-5.

TABLE 25-5
First Majestic Silver Corporation
Cia. Minera El Pilón, S.A. de C.V.
San Martín Silver Mine
Manpower Summary, September 30, 2008

	Supervision			Laborers			Temporary Workers			Total
Department or Area	Company	Contractors	Total	Company	Contractors	Total	Company	Contractors	Total	Company	Contractors	Total
Mine	12	9	21	95	88	183	0	0	0	107	97	204
Mill & Process Plant	9	2	11	37	13	50	0	0	0	46	15	61
General Maintenance	14	1	15	44	8	52	0	0	0	58	9	67
Construction	1	0	1	4	0	4	0	0	0	5	0	5
Exploration	0	2	2	4	11	15	0	0	0	4	13	17
Geology	9	0	9	17	0	17	0	0	0	26	0	26
Engineering	3	0	3	4	0	4	0	0	0	7	0	7
Safety	1	0	1	2	0	2	0	0	0	3	0	3
Warehouse	4	0	4	2	0	2	0	0	0	6	0	6
Security	0	1	1	5	7	12	0	0	0	5	8	13
Assay Lab	3	0	3	6	0	6	0	0	0	9	0	9
Accounting	4	0	4	0	0	0	0	0	0	4	0	4
Human Resources	2	0	2	0	0	0	0	0	0	2	0	2
Janitorial & Cleanup	3	0	3	0	0	0	0	0	0	3	0	3
Dining Room Catering	0	1	1	0	0	0	0	8	8	0	9	9
Lamphouse	0	0	0	3	0	3	0	0	0	3	0	3
Drivers	0	0	0	2	0	2	0	0	0	2	0	2
Truck Drivers	0	1	1	0	10	10	0	0	0	0	11	11
General management	2	0	2	0	0	0	0	0	0	2	0	2
TOTALS	67	17	84	225	137	362	0	8	8	292	162	454

The mine operates three shifts per day, 6.3 days per week, 329 days per year. The current total company hourly mine employment is 225, and including 67 employees in mine management, supervision and technical services, the total is 292 employees. An additional 162 hourly and 17 salaried personnel are currently employed as contractors for development, mining and maintenance. This brings the current total personnel for the entire operation to 454. At this staffing level, the average productivity for a 700-tpd-production rate would be approximately 2.0 tonnes per manshift, which is low compared to other similar Mexican operations.

25.6	Environmental and Safety Review

The San Martín has been operating since 1983 with the necessary land-use and water extraction permits in effect for the operation. San Martin owns the land surface rights where the mine and plant installations are located to better manage the property. Through the years and changes in regulatory framework, San Martin has been required to update the necessary operation permits.

In October 1997, the San Martin received a tailings water discharge permit from the National Water Commission (C.N.A.); this permit is in-force for the mine life. San Martin samples water collected at the lowest seepage collection pond below the tailings impoundment. The seepage is collected and pumped back (recycled) to the process facility. Analyses are reported to the authorities and have indicated that the water contains less than 3-ppm free cyanide. According to FMS personnel, no discharge of this seepage has occurred. Site personnel also indicated that regulatory personnel have inspected the seepage collection installation and no water discharge permit violations have been issued to date.

Pincock, Allen & Holt	REVISED	25.16
90535 February 26, 2009

PAH’s environmental and safety review consisted of discussions with site management and supervision Ing. Juan Francisco Díaz de León V., San Martin Manager of Security and Environmental, and the site visit to observe the current site safety and environmental conditions and to identify any potential liabilities having significant economic impacts. Our assessment is not intended as an environmental and safety compliance audit, although prudent practices were considered in our review. In PAH’s opinion, San Martin is in compliance with the required permits and authorizations.

Periodic regulatory inspections of the site by SEMARNAP and the Mines Department are being performed to observe compliance. PAH has reviewed permits and authorizations for the San Martín operation and believes that the mine is in compliance with applicable regulations and obtains permits as required.

In general, surface disturbance related to mining is limited to the access road to the mining levels, waste rock dumps at each portal, and auxiliary support areas. Development waste rock is used for fill inside the mine and limits the size of waste rock dumps at the surface. Most of these activities are carried out on land owned by San Martin. Acid rock drainage (ARD) that may be associated with adit water discharges and waste rock dumps is not visibly evident. We noticed no iron precipitates or oxide stains that indicate ARD. Adit drainage is small and quickly seeps into the waste rock dump and dry arroyo. The arid nature of the area indicates that native soils could have appreciable carbonate content and probably have capacity to neutralize limited amounts of acid rock drainage.

San Martin has constructed several concrete pads with berms for spill containment for recycle, oil, and fuel storage areas and for vehicle washing near the portal area. A new diesel-fuel storage facility is under construction which will incorporate a containment berm. Regular trips by 22-tonne-capacity haul trucks raises dust on the gravel road from the mine to the mill that passes through the southern edge of the town of San Martín de Bolaños. San Martin has the haulage contractor perform periodic watering of haul roads to control dust and the mine has paid for the concrete pavement of the portion of the road that crosses the town of San Martín de Bolanos. A further ½-kilometer of concrete paving will be done.

PAH noted no visible evidence of ARD on the active and historic tailings deposition areas or spent heap leach pile. The surface of the active tailings impoundment is wetted, which controls fugitive dust emissions.

The grinding area, agitated leach tanks, wash thickeners, cyanide mix tank, and several other process vessels in the mill area have little or no spill containment. There are minimal stormwater control measures to route uncontaminated runoff away from the mill or to collect and contain stormwater runoff from around the mill site. Below the mill facilities (west) there are three small unlined and bermed ponds that were constructed to collect surface runoff or major spills from the mill area. These ponds are periodically cleaned and the materials recycled. San Martin purchased a scrubber system for the smelting area to control particulate and gas emissions and installed it in 2008. San Martin has good control of the storage of hazardous chemicals and lubricants at the mill site and has installed concrete pads and fenced areas for drums.

Pincock, Allen & Holt	REVISED	25.17
90535 February 26, 2009

The San Martin mine received a permit from the Comisión Nacional de Agua (CONAGUA) May 21, 2008 to draw 300 to 1,400 m3 per day from the Bolaños river.

In place of several septic waste water systems at present, San Martin is in the process of connecting all the waste water into a single system that connects with the municipal waste water treatment plant.

Although Mexican environmental legislation is not explicit in the requirements for remediation, reclamation, and closure, the SEMARNAP expresses concern for the preservation and restoration of the environment and natural ecosystems in its environmental management guidance for industry. In fact, SEMARNAP recommends that facilities establish and implement a program for remediation of spills and releases to the environment and San Martin has now established such procedures. Annual testing is now done of water discharge, sound, dust, ventilation systems, and heat sources.

San Martin has generated plans and estimated costs for reclamation and mine closure of the mine, mill and tailings containment areas. PAH considers the estimated costs low, despite the fact that El Pilón owns most of the surface rights where the installations and mine are located; therefore, based on local conditions, PAH increased the projected costs to a more reasonable amount.

PAH’s estimate for the range of costs required to comply with and remediate the environmental issues for the project is approximately $150,000 in addition to the salvage value of plant and mine equipment. These costs are general ranges based on PAH’s experience in mining projects in México, and are not the result of detailed analysis. Actual costs will depend on site conditions and impacts from the operation, regulatory requirements at the time of compliance, and corporate environmental management standards. Salvage of plant equipment is forecast to just equal dismantling.

25.7	Economic Analysis

25.7.1	Production

Past and projected production and cost values for San Martín prepared by FMS are presented in Table 25-6. Production rate projections for the future years, the 5-Year Mine Plan, bear little relation to past operation. For the last several years the plant has been processing about 250,000 tonnes per year. FMS are projecting that the production rate for 2009 onwards will be 323,950 tonnes per year, a 30 percent increase.

The FMS 5-year production plan is shown in Table 25-6. The historic production for 2005 through September 2008 is included for reference. The total tonnes in the plan exceed the Proven and probable ore reserve totals, and include Measured and Indicated Resources. Also included are 100,000 tonnes/year of dump material that have been extracted historically, but are not considered in PAH’s totals for Reserves and Resources.

Pincock, Allen & Holt	REVISED	25.18
90535 February 26, 2009

TABLE 25-6
First Majestic Silver Corp.
Minera El Pílon, S.A. de C.V.
San Martín Silver Mine
Production and Costs, Past and Projected

	Units	<- PAST				PROJECTED ->
		2005	2006	2007	Jan-Sep 2008	2009	2010	2011	2012	2013
PRODUCTION Mineral Processed Mine Dumps Total Mineral Grade Silver Gold Recovery Silver Gold Metal Produced Silver Gold	tonnes tonnes tonnes grams/tonne grams/tonne percent percent ounces ounces	249,239 243 89.58	261,839 209 0.32 89.07 87.09	239,796 171 84 1,129,220 1,622	184,440 131 0.23 77.39 54.91 724,240 691	223,950 100,000 323,950 200 0.15 80 85 1,658,291 1,321	223,950 100,000 323,950 200 0.15 80 85 1,658,291 1,321	223,950 100,000 323,950 200 0.15 80 85 1,658,291 1,321	223,950 100,000 323,950 200 0.15 80 85 1,658,291 1,321	223,950 100,000 323,950 200 0.15 80 85 1,658,291 1,321

Only 153,146 produced by FMS after acquisition.

Historically FMS San Martin operation has converted Resources to Reserves through the underground development; however, the mineral resources do not have demonstrated economic viability and there is no certainty that these may be evlevated to Reserves.

25.7.2	Operating Costs

Production costs for the Unit in 2008 (9 months) and those projected for 2009 through 2013 are found in Table 25-6. A total of $7.9 million was expended during the first 9 months of 2008 which included the mining and processing of 184,440 tonnes from which 145,592 tonnes were of oxide ore and 38,848 tonnes of sulfide ore and extracting 742,240 ounces of silver in addition to 691 ounces of gold. On a unit basis, considering oxide ore alone, 2008 cash production costs were $42.86/tonne of ore and $10.40/oz of silver produced. The 2008 operating costs for the oxide ore are $45.60/tonne of ore.

San Martin direct mine operating cost (w/o depreciation or capitalized development and exploration) for the first nine months of 2008 was $27.47 per tonne milled, based on 132,043 metric tonnes of oxide ore milled. In addition, unit operating costs for the mine dump recovery of 13,549 tonnes was $28.15 per tonne of ore mined, milled and processed. Operating costs continued to be negatively impacted by price increases in major consumables such as diesel fuel, steel, electric power, and repair parts through the first nine months of the year. The 2008 underground mine unit costs by major cost centers are presented in Table 25-7.

Unit site operating costs for 2009 are projected at $46.00 per tonne, based on milling and processing 223,950 tonnes from underground oxides and 100,000 tonnes from old mine dumps and stope backfill. PAH believes that the forecast 2009 unit costs of $40.70 per tonne are reasonably estimated and are in line with present trends. A summary of the 2008 (Jan.–Sept.) and 2009 Budgeted unit operating costs is shown in Table 25-8.

Pincock, Allen & Holt	REVISED	25.19
90535 February 26, 2009

TABLE 25-7
First Majestic Silver Corp.
Minera El Pílon, S.A. de C.V.
San Martín Silver Mine
2008 Direct Unit Mine Operating Costs (US $/t)

Cost Center	*2008 Unit Costs (9 mos.)
All Mine
Stoping & backfilling	$5.24
Exploration & development	0.01
Diamond drilling	0.00
Mucking & haulage	4.65
Ventilation	0.67
Dewatering	0.27
Mine compressed air	1.45
Ground Control	1.49
Mechanical equipment maintenance	4.87
Electrical equipment maintenance	0.59
Surface ore loading & hauling	4.13
Mine General	4.09
Total Mine	$27.47

*Based on 132,043 tonnes mined & milled, Jan.- Sept. 2008

TABLE 25-8
First Majestic Silver Corp.
Cia Minera El Pilón, S.A. de C.V.
San Martín Silver Mine
2008 (9 mos.) & 2009 (budget) Unit Operating Costs for San Martín Unit

Cost Center	*2008 Unit Costs (9 mos.)	***2009 Unit Costs (budget)
	(US $/tonne)	(US $/tonne)
Mine	$19.25	$15.30
Mill & Process Plant	15.78	16.00
Site G&A	10.57	10.00
SubTotal	$45.60	$41.30
Marketing	0.55	0.00
**Smelting & Refining	3.17	1.36
*****By-Product Credits	(6.23)	(2.73)
Sub-Total	($2.51)	($1.37)
TOTAL	$43.09	$39.93

*Based on 145,592 tonnes mined & milled, Jan. - Sept. 2008
**Doré and gravity concentrates only.
***Based on milling and processing 323,950 tonnes oxide ores, mine, old fills & dumps
****Based on production of 1,328 ozs. Au in 2009.

25.7.3	Capital Costs

Details of past and projected capital costs are presented in Table 25-9. The table shows actual capital costs for the first three quarters of 2008 and those projected for the last quarter of 2008 and for 2009 through 2013.

Pincock, Allen & Holt	REVISED	25.20
90535 February 26, 2009

In the past, San Martín had expensed most mine development, exploration and used equipment purchases; however, FMS has instituted a new fiscal policy, and many previously expensed costs and equipment purchases are now capitalized. The anticipated year-end 2008 expenditures are consistent with the mine's plans to continue increasing ore reserves and improve the overall efficiency of the present operation. Most of the mine capital expenditures spent in the first three quarters of 2008 were for mine development and exploration, mine and mill equipment and other ancillary equipment and administrative expenditures.

FMS’s estimated annual capital expenditures for 2009 through 2013 are substantially less than in the recent past and are constant for every year.

TABLE 25-9
First Majestic Silver Corp.
Minera El Pílon, S.A. de C.V.
San Martín Silver Mine
Capital Expenditures, Past and Projected

Category	<-PAST	PROJECTED->
	Jan-Sep 2008	Oct-Dec 2008	2009	2010	2011	2012	2013
Mining Rights Mine Development Exploration Diamond Drilling & Geophysics Mine Equipment (Sandvik) Plant Construction (Flotation) Plant Equipment Fixed Assets & Other Sustaining Capital TOTAL	6,097,158 642,292 1,113,195 868,002 8,720,647	275,000 200,000 617,699 250,000 1,342,699	70,000 900,000 600,000 534,660 2,104,660	70,000 900,000 600,000 534,660 2,104,660	70,000 900,000 600,000 534,660 2,104,660	70,000 900,000 600,000 534,660 2,104,660	70,000 900,000 600,000 534,660 2,104,660

All capital cost estimates are presented in fourth quarter 2008 U.S. dollars, with no allowance for inflation, or peso devaluation. The peso to dollar exchange rate used for the 2009 through 2013 operating and capital cost estimates and budgets is 12.50:1.00.

25.7.4	Product Marketing

FMS’s Mexican head office in Durango negotiates for all FMS operations including the San Martin. Regular annual contracts with the Smelter and Refinery of MET-MEX Peñoles located in the city of Torreón, Coahuila State, México are normally entered into. Peñoles is the largest silver refinery in México and the world, with a capacity of approximately 100 million ounces of silver per year. The contracts negotiated between FMS Durango and Peñoles for sales of Doré and gravity concentrates are typical for these products.

FMS has most recently begun discussions with other metals purchasers outside of Mexico that appear to offer more competitive terms. Approximately 140 tonnes of zinc concentrates were sold to a dealer who shipped this product to China in August 2008. Further discussions are underway and at the time of writing this report no agreement for the sale of Doré and gravity concentrates from San Martin or any operation of FMS had been entered into for 2009.

Pincock, Allen & Holt	REVISED	25.21
90535 February 26, 2009

During the first three quarters of 2008 San Martin produced Doré and gravimetric concentrates containing a total of 0.5 million ounces of silver, 600 ounces of gold and 4.5 tonnes (12,000 lbs) of lead.

San Martin ships Doré bars overland to Torreón where they are delivered to a purchasing representative for deliver to Peñoles. San Martin sales agreement of Doré with Peñoles include typical conditions and related charges as follows:

  Each lot is weighed upon receipt, melted, sampled for metal content and then reweighed.

  FMS is paid for 99.5 percent of the contained gold and 99.5 percent of the contained silver in U.S. dollars.

  Treatment and refining charges were US$0.33 per troy ounce of Doré bullion shipped from the mine.

  Freight charges, insurance and other fees equal about US$0.50 per troy ounce Doré bullion shipped from the mine.

San Martin gravity concentrates sold to Peñoles during 2008, typically contain about 10 percent lead, 2 percent zinc, 20 percent sulfur, 4 kg/t silver and 20 g/t of gold. Gravity concentrates are shipped by truck from the mine to Torreón, Coahuila, to MET-MEX Peñoles Smelter and Refinery. San Martin sales agreement with Peñoles include the following typical conditions and related charges:

  Smelter charges per tonne of concentrate is $505.00.

  Refinery charges per ounce of payable silver is $1.50.

  FMS is paid 100 percent of the gold in concentrates, less 1 g/t.

  FMS is paid 95 percent of the silver contained in concentrates.

  FMS is paid 100 percent of the lead contained in concentrates, less 30 kg/t.

  A penalty for zinc content amounts to about $5 per tonne of concentrate.

25.7.5	Cash Flow Model

A simplified cash flow forecast has been prepared by FMS and is presented as Table 25-10. The Cash Flow Model is theoretical in that it does not represent what is planned; it merely validates that were nothing but Proven and Probable Ore mined and processed until exhausted, this mineral can be mined and processed at a profit. A major premise of the model is that the mine will increase production rates over 2008 levels and remain at the increased rate throughout the 2-1/3 years presented in the model.

It is expected that underground development and exploration will be advanced through both diamond drilling and drifting, and that reserves will be added over time. The production rate increase is discussed more fully in Section 25.7.1.

Pincock, Allen & Holt	REVISED	25.22
90535 February 26, 2009

TABLE 25-10
First Majestic Silver Corp.
Minera El Pílon, S.A. de C.V.
San Martín Silver Mine
Cash Flow Model, Excluding Income Tax and Profit Sharing, US$

REVENUE			2008	2009	2010	2011
Ore Milled		tonnes		323,950	323,950	122,564
Ore Grade
Silver		grams/tonne		274	274	274
Gold		grams/tonne		0.15	0.15	0.15
Doré Grade
Silver		grams/kilogram		908.56	908.56	908.56
Gold		grams/tonne		528.47	528.47	528.47
Doré Produced		tonnes		78.16	78.16	29.57
Metal Produced
Silver		ounces/year		2,283,018	2,283,018	863,762
Gold		ounces/year		1,328	1,328	502
Payable Metal
Silver (99.5%)		ounces/year		2,271,603	2,271,603	859,443
Gold (99.5%)		ounces/year		1,321	1,321	500
Metal Prices
Silver		$/ounce		12	12	13
Gold		$/ounce		708	708	708
Metal Value
Silver		$/year		27,259,231	27,259,231	11,172,765
Gold		$/year		935,475	935,475	353,930
Total		$/year		28,194,706	28,194,706	11,526,694
FSR Charges
Frt. & rep. ($0.14/oz doré)		$/year		351,790	351,790	133,097
Refining ($0.33/oz doré)		$/year		829,220	829,220	313,729
Total		$/year		1,181,010	1,181,010	446,826
Net Smelter Return		$/year		27,013,696	27,013,696	11,079,868
COSTS
Operating		$/year		13,379,135	13,379,135	5,061,893
Environmental/Reclamation		$/year		120,000	120,000	120,000
Royalty Expense		0%		-	-	-
Property Tax & Insurance		$/year		120,000	120,000	120,000
Total		$/year		13,619,135	13,619,135	5,301,893
Net Profit				13,394,561	13,394,561	5,777,975
Depreciation				447,566	447,566	447,566
Net taxable income				12,946,995	12,946,995	5,330,409
Profit Sharing		10%		1,294,700	1,294,700	533,041
Net Profit after profit sharing				11,652,296	11,652,296	4,797,368
Tax		28%		3,262,643	3,262,643	1,343,263
Net Profit				8,389,653	8,389,653	3,454,105
Depreciation				447,566	447,566	447,566
Cash Flow Before Principal & Sustaining Capital				8,837,219	8,837,219	3,901,671
CAPEX EQUITY			1,342,699
Sust. Capital				534,660	534,660	534,660
Excess Cash Flow		0	-1,342,699	8,302,559	8,302,559	3,367,011
Cumulative		0	-1,342,699	6,959,860	15,262,419	18,629,431
	NPV	12%	15,085,622
		15%	14,368,710
		20%	13,290,268
		25%	12,336,896

Pincock, Allen & Holt	REVISED	25.23
90535 February 26, 2009

The Cash Flow Model is based on silver prices assumed at $12/ounce for 2009 and 2010, and $13/ounce in 2011.

It can be seen from the table that a net present value for the project at a 12-percent discount rate is $15 million. Sensitivity analyses were performed at the same discount and show the following NPV:

º	Base Case @ 12 % discount	$15 million
º	Increase silver price by 10%	18.6
º	Decrease silver price by 10%	11.6
º	Increase op costs by 10%	13.4
º	Decrease op costs by 10%	16.8
º	Increase cap costs by 10%	14.8
º	Decrease cap costs by 10%	15.3

As expected, the project exhibits the greatest sensitivity to metal prices, followed by operating costs, and finally by capital costs. Any variances in grade or metallurgical recovery will be equivalent to similar changes in metal prices, since all three factors impact the revenue stream equally. In all cases the San Martín mine shows positive economics as measured by a cash flow exercise. Accordingly, the postulated reserve position is accepted.

The San Martín mine is an existing operation, so a discussion of payback period does not have meaning here. It can be seen from Table 25-10 that there is sufficient after-tax operational cash flow in any year to adequately cover projected capital expenditures.

Pincock, Allen & Holt	REVISED	25.24
90535 February 26, 2009

26.0	ILLUSTRATIONS

All corresponding illustrations for this report have been included within each section.

Pincock, Allen & Holt	REVISED	26.1
90535 February 26, 2009